Form 20-F
period 2004-09-30
KNIGHT RESOURCES LTD
filed 2005-02-16
CIK 1278466

UNITED STATES SECUITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the Fiscal Year Ended September 30, 2004

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934. For transition period from ____ to ______

Commission File Number: 0-50607

KNIGHT RESOURCES LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Canada
(Jurisdiction of Incorporation or Organization)

3rd Floor, 157 Alexander Street, Vancouver, British Columbia V6A 1B8
(Address of Principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act: Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the Company’s classes of capital or common stock as of September 30, 2004: 48,411,706 Common Shares, Without Par Value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Not Applicable

Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 X Item 18 ___

(APPLICABLE ONLY TO ISSERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by court.         Yes:   No: ___

INFORMATION TO BE INCLUDED IN THE REPORT

Convention

In this Form 20-F all references to "Canada" are references to The Dominion of Canada. All references to the "Government" are references to the government of Canada. Unless otherwise noted all references to "shares" or "common stock" are references to the common shares of Knight Resources Ltd. (the "Company").

In this document, all references to "SEC" are reference to the United States Securities and Exchange Commission. References to"$", "Cdn Dollars", or “Cdn$” are to the currency of Canada and all references to "US Dollars" or "US$" are to the currency of the United States of America.

Measurement Conversion Information

In this Report, metric measures are used with respect to mineral properties described herein. For ease of reference, the following conversion factors are provided:

1 mile	= 1.609 kilometres	2,204 pounds	= 1 tonne
1 yard	= 0.9144 metre	2,000 pounds/1 short ton	= 0.907 tonnes
1 acre	= 0.405 hectare	1 troy once	= 31.103 grams
1 U.S. gallon	= 3.785 litres	1 imperial gallon	= 4.546 litres

GLOSSARY

The following are abbreviations and definitions of terms commonly used in the natural resource industry and this Report.

Basalt A type of Igneous Rock.

Electromagnetic Survey A type of geophysical survey that measures the conductivity of a rock unit.

Formation  A reference to a group of rocks of the same age extending over a substantial area of a basin.

Gossan  An iron-bearing weathered product overlying a sulfide deposit.

Horizon  A time-plane recognizable in rocks by some characteristic feature.
Igneous Rock  A rock formed by the crystallization of magma or lava.

Magnetic Survey A type of geophysical survey that measures the magnetism of a rock unit.

Massive Sulphide A rock comprised entirely of metallic minerals of which iron and sulphur are always present.

Mineral Resource Consists of a deposit or concentration of a solid, inorganic or organic fossilized substance of potential economic interest, accessible from the surface of the earth, and delimited at the measured, indicated, or inferred levels.

Prospect   A potential hydrocarbon trap which has been confirmed by geological and geophysical studies to warrant the drilling of an exploration well.

Reserve The part of a mineral deposit or hydrocarbon deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Royalty  The entitlement to a stated or determinable percentage of the proceeds received from the sale of hydrocarbons calculated as prescribed in applicable legislation or in the agreement reserving the royalty to the owner of the royalty.

Sedimentary Rock Rocks formed from material derived from pre-existing rocks.

Seismic  A geophysical technique using low frequency sound waves to determine the subsurface structure of sedimentary rocks.

Structure  A geological formation which, if sealed against leakage, could be a potential trap for hydrocarbons.

Sulphide A mineral made up of metals and sulphur.

Ultramafic Rock Mafic rocks with a very high proportion of magnesium and iron minerals.

PART I

Item 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

Information called for in Item 1 is not required in an Annual Report.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Information called for in Item 2 is not required in an Annual Report.

Item 3. KEY INFORMATION

A. Selected Financial Data

Currency Exchange Rate Information

The rate of exchange means the nominal noon exchange rate of a US dollar to a Canadian dollar as published by the Bank of Canada. The average rate means the average of the exchange rates on the last date of each month during a calendar year.

	2004	2003	2002	2001	2000

High	$1.3968	$1.5747	$1.6132	$1.6021	$1.5593
Low	1.1774	1.2924	1.5110	1.4936	1.4344
Average for Period	1.3015	1.3914	1.5710	1.5513	1.4868
End of Period	1.2036	1.2924	1.5796	1.5926	1.5002

The exchange rate on September 30, 2004 was 1.2639.

The exchange rate on December 31, 2004 was 1.2036.

The high and low exchange rates for the most recent six months are as follows:

	December 2004	November 2004	October 2004	September 2004	August 2004	July 2004
High	1.2413	1.2270	1.2725	1.3068	1.3326	1.3348
Low	1.1858	1.1774	1.2197	1.2639	1.2963	1.3079

The following table sets forth, for the periods indicated, selected financial and operating data for the Company. The financial data is derived from the Company’s Financial Statements and Notes thereto included in Item 17. This information should be read in conjunction with the Company's Financial Statements and Notes thereto and "Operating and Financial Review and Prospects" included elsewhere herein. The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. To the best of management’s knowledge, the Company has not paid any dividends on the Common Shares and it does not expect to pay dividends in the foreseeable future.

The 2004 year end Financial Statements of the Company have been audited by KPMG LLP, independent chartered accountants. They are presented in Canadian dollars, and have been prepared in accordance with accounting principles generally accepted in Canada. Comparison of Canadian GAAP and United States GAAP are set forth in the notes to the Financial Statements of the Company.

Year Ended September 30	2004	2003	2002	2001	2000

Amounts in Accordance with
Canadian GAAP:
Total assets	$ 3,978,124	$ 3,006,284	$ 358,596	$ 704,502	$ 492,792
Net working capital (deficit)	$ 2,567,656	$ 2,433,657	$ (553,032)	$ 199,816	$ 52,876
Share capital	$ 15,532,563	$ 10,431,488	$ 5,790,863	$ 5,130,863	$ 5,130,863
Shareholders' equity (deficiency)	$ 2,589,726	$ 2,899,818	$ (205,383)	$ 399,324	$ 19,130
Revenues	$ 15,873	$ 26,665	$ 7,474	$ 729,135	$ 139,343
Loss	$ (7,391,865)	$ (1,597,424)	$ (774,707)	$ (109,806)	$ (3,870,052)
Loss per share	$ (0.16)	$ (0.08)	$ (0.09)	$ (0.02)	$ (0.70)

Amounts in Accordance with
U.S. GAAP:
Total assets	$ 3,978,124	$ 3,006,284	$ 358,596	$ 704,502	$ 492,792
Net working capital (deficit)	$ 2,567,656	$ 2,433,657	$ (553,032)	$ 199,816	$ 52,876
Share capital	$ 15,777,480	$ 10,555,805	$ 5,915,180	$ 5,182,680	$ 5,182,680
Shareholders' equity (deficiency)	$ 2,589,726	$ 2,899,818	$ (205,383)	$ 399,324	$ 19,130
Revenues	$ 15,873	$ 26,665	$ 7,474	$ 729,135	$ 139,343
Loss	$ (7,512,465)	$ (1,597,424)	$ (875,957)	$ (109,806)	$ (3,978,999)
Loss per share	$ (0.16)	$ (0.08)	$ (0.10)	$ (0.02)	$ (0.71)

B. Risk Factors

The following risks relate specifically to the Company's business and should be considered carefully. The Company's business, financial condition and results of operations could be materially and adversely affected by any of the following risks.

(1)	Conditions exist which raise substantial doubt about the Company’s ability to continue as a going concern.

The auditors’ report on the fiscal 2003 and 2004 Financial Statements includes additional comments for U.S. readers that states that conditions exist which raise substantial doubt about the Company's ability to continue as a going concern. The financial statements have been prepared on the basis that the Company will continue to be able to meet its financial obligations and do not included any adjustments that might result from the outcome of that uncertainty.

(2) The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business.

The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business. The Company has limited financial resources. The Company’s ability to achieve and maintain profitability and positive cash flow is dependent upon the Company’s:

•	ability to locate a profitable natural resource;
•	ability to generate revenues; and
•	ability to reduce exploration and development costs.

Based upon current plans the Company expects to incur operating losses in future periods. This will happen because there are continuing expenses associated with the exploration of the Company’s properties.

(3) The Company has no history of generating revenues and the continuing failure to generate revenues could cause the Company to cease operations.

The Company has no history of pre-tax profit. The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing. Failure to generate revenues or raise capital could cause the Company to cease operations.

(4) As the Company is a Canadian company it may be difficult for U.S. shareholders of the Company to effect service on the Company or to realize on judgments obtained against the Company in the United States.

The Company is a Canadian corporation. All of its directors and officers are residents of Canada and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company, directors or officers under the United States federal securities laws. If a judgment is obtained in the U.S courts based on civil liability provisions of the U.S federal securities laws against the Company or its directors or officers it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company’s non-U.S resident executive officers or directors. Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers. Subject to necessary registration, as an extra provincial company, under applicable provincial corporate statutes in the case of a corporate shareholder, Canadian courts do not restrict the ability of non-resident persons to sue in their courts. Nevertheless, it may be difficult for United States Shareholders to bring an original action in the Canadian courts to enforce liabilities based on the U.S federal securities laws against the Company and any of the Company’s non U.S resident executive officers or directors.

(5)  The Company does not presently have insurance covering any of its natural resource properties and as a consequence could incur significant costs.

Natural resource exploration involves risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest may be subject to unusual or unexpected formations, cave-ins, equipment breakdown, fire, explosion, blowouts, cratering, oil spills, rugged terrain, wildlife hazards and harsh weather conditions, all of which could result in work stoppages, damage to property, and possible environmental damage, and damage to property or personal injury. The Company does not presently have insurance covering its natural resource properties and does not presently intend to obtain liability insurance. As a result of not having insurance the Company could incur significant costs that could have a materially adverse effect upon its financial condition and even cause the Company to cease operations.

(6) The natural resource properties of the Company are in the exploration stage only and consequently exploration of the Company's natural resource properties may not result in any discoveries of commercial quantities of metals or hydrocarbons.

The property interests owned by the Company or in which it has an option to earn an interest are in the exploration stages only and are without known commercial quantity of metals or hydrocarbons. Development of one or more of the Company’s natural resource properties would follow only if favorable exploration results are obtained. Natural resource exploration involves a high degree of risk and few properties which are explored are ultimately commercially developed. If the Company’s efforts do not result in any discovery of commercial quantities of metals or hydrocarbons the Company will be forced to look for other exploration projects or cease operations.

The properties of the Company are considered to be in the exploration stages and do not contain known commercial quantities of metals or hydrocarbons.

(7) The Company’s natural resource properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Although the Company has sought and received such representations as it has been able to achieve from vendors in connection with the acquisition of or options to acquire an interest in its natural resource properties and has conducted its own investigation of legal title to each such property, the natural resource properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

On April 21, 2004 Novawest Resources Inc. of Vancouver, BC, commenced litigation in the Supreme Court of British Columbia against Anglo American Exploration (Canada) Limited (‘AAEC’). The lawsuit, Action No. SO42230, relates primarily to the question of ownership of the claims that form the West Raglan Property. On June 24, 2004 AAEC filed a Statement of Defence in the Supreme Court of British Columbia. In the Statement of Defense, AAEC provides a detailed account of the events that led to AAEC’s staking of the West Raglan Property, and more specifically challenges the basis for all claims made by Novawest Resources Inc.

The Company is relying on representations in its Option and Joint Venture Agreement with AAEC that AAEC is the valid owner of all of the claims that form the West Raglan Project. At this time the outcome of the litigation, and the effect on the Company and its interest in the West Raglan Project, is uncertain.

In the event that Novawest is successful in their litigation the Company could lose its interest in the West Raglan Project.

(8) Numerous factors beyond the control of the Company affect the marketability of any metal or hydrocarbons discovered.

Factors beyond the control of the Company may affect the marketability of any metals or hydrocarbons discovered. Significant price movements over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, government regulations, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and hydrocarbon production methods. The effect of these factors on the price of metals and hydrocarbons and therefore the economic viability of any of the Company’s exploration projects cannot accurately be predicted.

(9) The Company’s future performance is dependent on David Patterson and Harvey Keats. The loss of the services of either Mr. Patterson or Mr. Keats could have a material adverse effect on the Company's business.

The Company’s performance is substantially dependent on the performance and continued efforts of David Patterson, Chief Executive Officer and Harvey Keats, President. The loss of the services of either Mr. Patterson or Mr. Keats could have a material adverse effect on the Company. The Company currently does not carry any key person insurance on either Mr. Patterson or Mr. Keats. The Company does not have employment contracts or agreements with Mr. Patterson and Mr. Keats.

(10) The possible issuance of additional shares may impact the value of the Company stock.

The Company is authorized to issue up to 100,000,000 shares of common stock. It is the Company's intention to issue more shares. Sales of substantial amounts of common stock (including shares issuable upon the exercise of stock options, the conversion of notes and the exercise of warrants), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the common stock and the ability of the Company to raise equity capital in the future. Additional issuance of shares by the Company will cause the current shareholders to suffer dilution.

(11) Certain of the Company's directors are also directors and/or officers of others companies that are engaged in the business of natural resources exploration and accordingly conflicts of interest may arise and could cause the Company to lose potential exploration and development opportunities.

Messrs. Keats, Patterson, Sparkes, Sadler, and Maher, directors of the Company, also serve as officers and/or directors of other companies whose securities are listed on the TSX Venture Exchange, and which engage in natural resource exploration and development activities. See “Item 6(A) - Directors and Senior Management”. To the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation the result of which could cause the Company to lose potential exploration and development opportunities. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.

(12) The value and transferability of the Company’s shares may be adversely impacted by the limited trading market for the Company’s common stock, the penny stock rules and future share issuances. There is a limited market for the Company’s common stock in the US.

The Company's common stock is not quoted for trading in the United States.

The sale or transfer of the Company's common stock by shareholders in the United States may be subject to the so-called "penny stock rules."

Under Rule 15g-9 of the Exchange Act, a broker or dealer may not sell a "penny stock" (as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:

(a)  such sale or purchase is exempt from Rule 15g-9;

(b)  prior to the transaction the broker or dealer has (1) approved the person's account for transaction in penny stocks in accordance with Rule15g-9, and (2) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased; and

(c)  the purchaser has been provided an appropriate disclosure statement as to penny stock investment.

The SEC adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (1) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000 for the preceding three years; (2) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (3) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System. It is likely that shares of the Company’s common stock, assuming a market were to develop in the US therefore, will be subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company’s common stock and the ability of shareholders to sell their securities in the secondary market in the US.

Moreover, the Company shares may only be sold or transferred by the Company shareholders in those jurisdictions in the US in which an exemption for such "secondary trading" exists or in which the shares may have been registered.

(13) The natural resources industry is intensely competitive and the Company competes with many companies that have greater financial means and technical facilities.

The natural resources industry is intensely competitive and the Company competes with many companies that have greater financial means and technical facilities. Significant competition exists for the limited number of natural resource acquisition opportunities available. As a result of this competition, the Company’s ability to acquire additional attractive natural resource properties on terms it considers acceptable may be adversely affected.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated by Memorandum and Articles pursuant to the Company Act (British Columbia) on April 11, 1983 under the name Orotek Resources Corporation. On December 29, 1992, the Company consolidated its share capital on a 4.7 for 1 basis and changed its name to Doucette Developments Corp. Effective August 30, 1995, the Company changed its name to Traders International Franchise Systems Inc. The Company subsequently consolidated its share capital on a 3 for 1 basis and changed its name to Newquest Ventures Corp. on May 21, 1998. On May 26, 1999, the Company consolidated its share capital on a 2 for 1 basis and changed its name to Aster Ventures Corp. The Company subsequently consolidated its share capital on a 2 for 1 basis and changed its name to Knight Petroleum Corp. on March 22, 2001. Effective March 7, 2003, the Company changed its name to Knight Resources Ltd. The Company has been in the natural resource exploration business since its incorporation, with the exception of the period from approximately August 1995 to May 1998, during which period the Company had the name Traders International Franchise Systems Inc. and operated franchises that bought and sold used toys and sporting goods.

The Company changed its name each time it consolidated its share capital. The policies of the TSX Venture Exchange and its predecessors require companies whose shares are listed on the TSX Venture Exchange to change their name whenever they consolidate their share capital. On March 7, 2003, the Company changed its name to Knight Resources Ltd. to better reflect the Company’s exploration activities.

The head office of the Company is located at 3rd Floor, 157 Alexander Street, Vancouver, British Columbia, V6A 1B8. The Company’s telephone number is (604) 684-6535. The registered office of the Company is located at 700 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6. The Company’s common stock has been listed for trading on the TSX Venture Exchange for over 10 years. Effective June 18, 2003, the Company's common shares were listed for trading on the Frankfurt Stock Exchange. See “Item 9(A) - Listing Details and Markets”.

Over the past 3 years ended September 30, 2004, the Company has spent $5,621,696 on the acquisition and exploration on its various natural resource properties. The Company will continue making expenditures on its natural resource properties in fiscal 2005, in particular the Company intends to incur approximately $5,000,000 on its West Raglan Project. See “Item 4(D) - Property, Plant and Equipment”.

B. Business Overview

The Company is currently engaged in the acquisition and exploration of natural resource properties. The Company’s primary property is the West Raglan Project, located in the Province of Quebec, Canada where the Company is exploring for nickel, copper, cobalt, platinum and palladium. The Company entered into an Option and Joint Venture agreement with Anglo American Exploration (Canada) Ltd. (‘AAEC’) to acquire an interest in the West Raglan Project in fiscal 2003. The Company carried out one exploration program on the West Raglan Project in calendar 2003 and one exploration program in calendar 2004. Due to extreme cold weather conditions in northern Quebec, field exploration work on the Company’s West Raglan Project is generally restricted to the months of June, July, August and September. The details of the Company’s Option and Joint Venture agreement with AAEC and of the Company’s interest in the West Raglan Project are described in “Item 4.D Property, plant and equipment” under the heading West Raglan Project, Quebec.

On April 21, 2004 Novawest Resources Inc. of Vancouver, BC, commenced litigation in the Supreme Court of British Columbia against AAEC. The lawsuit, Action No. SO42230, relates primarily to the question of ownership of the claims that form the West Raglan Property. On June 24, 2004 AAEC filed a Statement of Defence in the Supreme Court of British Columbia. In the Statement of Defense, AAEC provides a detailed account of the events that led to AAEC’s staking of the West Raglan Property, and more specifically challenges the basis for all claims made by Novawest Resources Inc.

The Company is relying on representations in its Option and Joint Venture Agreement with AAEC that AAEC is the valid owner of all of the claims that form the West Raglan Project. At this time the outcome of the litigation, and the effect on the Company and its interest in the West Raglan Project, is uncertain.

The Company entered into a co-participation agreement with Prairie Pacific Energy Corporation to acquire an interest in the Lagarde oil and gas project, located in the Province of British Columbia in fiscal 2001. The Company, together with a number of junior oil and gas exploration companies, drilled an initial test well on the Lagarde Project in fiscal 2002. The initial test well was deemed to be uneconomic on a stand alone basis and all acquisition and exploration costs related to the Lagarde project were written-off in fiscal 2002. The Company’s interest in the Lagarde Project is described in detail in “Item 4.D Property, plant and equipment” under the heading Lagarde Project, British Columbia.

The Company entered into an agreement with Prairie Pacific Energy Corporation to acquire an interest in the Fort St. John oil and gas project, located in the Province of British Columbia in fiscal 2000. A successful well was drilled and tied-in in fiscal 2000. Pursuant to the terms of the agreement with Prairie Pacific Energy Corporation, the Company’s working interest was reduced to 15% from 30% when the Fort St. John project well reached payout in January 2001. The well was shut in for a large portion of fiscal 2002, 2003 and 2004 to allow well pressures to build up and to allow periodic production from the well. No reserves are assigned to the project. The Company’s interest in the Fort St. John Project is described in detail in “Item 4.D Property, plant and equipment” under the heading Fort St. John Project, British Columbia.

Pursuant to the terms of a farmout agreement dated November 1, 2001 (the “Polaris Agreement”) with Polaris Resources Ltd. (“Polaris”), a private Alberta company, the Company can earn a 25% before payout working interest, subject to a 9% overriding royalty, and a 20% after payout working interest in a large sour gas prospect located in the Foothills region of Alberta (the “Maycroft Project”).

Polaris, the operator, has applied for a well license for the drilling of an initial test well and up to three additional wells from the same site. The Alberta Energy & Utilities Board ('AEUB') conducted a public hearing on the proposed drilling of the initial test well in Maycroft, Alberta in September 2003. On December 16, 2003, the AEUB denied the well license application for the Maycroft Project, submitted by Polaris. The Company’s interest in the property remains in good standing, however, as at September 30, 2004, the Company has written off all of the deferred costs as there has been no progress towards obtaining a well licence. The Company’s interest in the Maycroft Project is described in detail in “Item 4.D Property, plant and equipment” under the heading Maycroft Project, Alberta.

All of the natural resource properties in which the Company has an interest are currently in the exploration stage without any known reserves. The Company’s primary objective is to explore its existing natural resource properties. Its secondary objective is to locate, evaluate and acquire other natural resource properties and to finance their exploration.

Environment

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. To the best of management’s knowledge, the Company is currently in compliance in all material respects with such environmental regulations applicable to its exploration activities. The costs associated with environmental compliance are considered to be normal operating costs necessary to maintain operations on an ongoing basis. The Company is not aware of any material environmental matters requiring significant capital outlays in the immediate future.

None of the Company’s properties has any outstanding material reclamation or environmental concerns.

Environmental legislation in all of the jurisdictions in which the Company operates is evolving in a manner which will require stricter standards and will be subject to increased enforcement, fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulation, if any, may adversely affect the Company’s operations and profitability. In addition, environmental hazards may exist on the Company properties which are unknown to the Company at present, which have been caused by previous or existing owners or operators of the property, or by the past or present owners of adjacent properties or by natural conditions. The occurrence of any of these hazards or conditions could have a material adverse effect on the Company’s operations and profitability.

C. Organizational Structure

On June 12, 2002, Knight Petroleum (Delaware) Corp. was incorporated in the state of Delaware as a wholly-owned subsidiary of the Company (“Subco”). Effective on June 12, 2002, the Company acquired all of the outstanding shares of Canada Trace Capital Corp. (“Canada Trace”), a Delaware corporation, from the shareholders thereof in an exchange for an aggregate of 150,000 shares of common stock of the Company (the “Acquisition”). Immediately following the Acquisition, Subco merged with Canada Trace.

Canada Trace was organized under the laws of the State of Delaware on October 18, 2000. Canada Trace filed with the SEC a Form 10SB12G on January 4, 2001 and became a “reporting issuer” under the 1934 Act on March 5, 2001. The purpose of the transaction was to continue Canada Trace’s reporting issuer status to the Company but Canada Trace’s reporting issuer status was never transferred to the Company. Canada Trace’s reporting issuer status was not transferred to the Company because Management of the Company determined, at the time, that the expense to prepare the required interim financial statements was prohibitive. The transaction with Canada Trace had no effect on the Company’s operations.

Prior to the Acquisition, both Subco and Canada Trace had limited finances and no material assets or liabilities and the Acquisition had no material effect on the financial statements of the Company.

In October 11, 2002, the terms of the acquisition agreement between the Company and Canada Trace were amended whereby the Company was no longer required to issue the 150,000 shares of common stock of the Company to the shareholders of Canada Trace because Canada Trace’s reporting issuer status was not transferred to the Company.

On March 27, 2003, the Company dissolved Subco. From the time of Subco’s incorporation to the date of dissolution, there was no active business carried out through the subsidiary and the subsidiary had no assets or liabilities. The dissolution of Subco resulted in no gain or loss.

On March 26, 2003 Donner Minerals Ltd. (“Donner”) acquired 8,000,000 common shares and 8,000,000 share purchase warrants. Each warrant entitles Donner to purchase one additional common share of the Company at a price of $0.15 expiring March 25, 2005. On November 23, 2004, Donner exercised 2,200,000 share purchase warrants at $0.15 each and on December 20, 2004, Donner exercised 2,000,000 share purchase warrants at $0.15 each. As at December 31, 2004, Donner owns 12,360,750 common shares (22.12%) of the Company. (See "Item 7.A - Major Shareholders and related Party Transactions").

D. Property, plant and equipment

The Company has executive offices at 3rd Floor, 157 Alexander Street, Vancouver, BC, V6A 1B8.

Effective June 1, 2004, the Company entered into a one year lease with ViewNorth Properties Ltd., whereby the Company pays $2,000 per month for its executive offices and $500 per month for operating costs. David Patterson, Chief Executive Officer and Director of the Company is also a director of ViewNorth Properties Ltd.

The Company has an option to earn a 49% participating joint venture interest in certain mineral claims known as the West Raglan Project located in northern Quebec. The Company’s primary focus is the West Raglan Project, where the Company is exploring for nickel, copper, cobalt, platinum and palladium.

Since 1999, the Company has been involved in the business of exploring for oil and gas. The Company holds various interests in two oil and gas projects located in northeast British Columbia (the Fort St. John Project and the Lagarde Project); and a minority working interest in a large sour gas prospect located in the Foothills Region of Alberta (the Maycroft Project).

All of the Company's natural resource properties are in the exploration stage.

West Raglan Project, Quebec

On March 26, 2003, the Company entered into a formal Option and Joint Venture Agreement with Anglo American Exploration (Canada) Ltd. ('AAEC') whereby the Company can earn a 49% participating joint venture interest in the mineral rights of the 720 square kilometre West Raglan Project located in the Cape Smith Belt in northern Quebec. The Project is located in the Ungava Peninsula of Northern Quebec some 80 km south from the coastal town of Salluit. The group of 1,646 mineral claims covers an area oriented east-west and centered on coordinates 60°20’ latitude and 75°50’ longitude.

The West Raglan Project is without known reserves.

To exercise the option, the Company must incur a total of $11.8 million of expenditures on exploration and related work on the property on or before December 31, 2006, as described in the table below. During the option earn-in period, AAEC must contribute to exploration funding by participating in private placements in the Company in an amount equal to 20% of yearly exploration programs.

Cumulative Expenditures to be incurred by the Company	Expenditures to be incurred by	Cumulative Private Placements Required by AAEC
$1,700,000 (completed)	December 31, 2003	$340,000
$4,000,000 (completed)	December 31, 2004	$800,000
$7,400,000	December 31, 2005	$1,480,000
$11,800,000	December 31, 2006	$2,360,000

During the option earn-in period, if the Management Committee (see below) approves an expanded program requiring expenditures in excess of the requirements outlined in the table above, and if the Company undertakes to fund such expanded program, AAEC is required to increase the amount of its private placement in the Company in proportion to the increase of expenditures above the yearly requirements outlined above. AAEC is only obligated to complete any private placement from time to time if it is satisfied, in its sole discretion, that the Company has sufficient funds to pay the balance of the costs of the exploration program.

The AAEC private placements will be completed in advance of the beginning of that year’s exploration program. If the Company is carrying out a private placement concurrent with the AAEC private placement, the terms and conditions of the AAEC private placement will be the same as those made available to the other subscribers. If AAEC is the only subscriber, the terms and conditions of the private placement will be negotiated between the Company and AAEC and will be priced in accordance with the policies of the TSX Venture Exchange. AAEC will not have the right, or the obligation, to participate in private placements in the Company after the Company has exercised the option. As of December 31, 2004, AAEC has contributed $1,808,000 and is required to fund a further $552,000 assuming the Company exercises the option.

Exploration will be carried out by AAEC, under the direction of a Management Committee comprised of two representatives from each of the Company and AAEC. AAEC will have the deciding vote in the case of a Management Committee stalemate. The Management Committee will determine the nature of the expenditures to be incurred by the Issuer to exercise the option.

AAEC are charging an administrative and overhead charge of 12% of direct project costs during the option period. The Company has also granted to AAEC the right to purchase, at fair market value, all mineral products assigned to the Company’s interest in any future mine developed on the West Raglan Project. AAEC has the right to increase its interest in the Project from 51% to 70% by completing, at its own cost, a bankable feasibility study. At the Company’s election, AAEC can further increase its interest in the West Raglan Project to 75% by arranging production financing for both parties.

The Company and AAEC both have a right of first refusal to purchase all or any part of the other party’s interest in the West Raglan Project.

AAEC is a wholly owned subsidiary of Anglo American plc, of London, England.

On April 21, 2004 Novawest Resources Inc. of Vancouver, BC, commenced litigation in the Supreme Court of British Columbia against AAEC. The lawsuit, Action No. SO42230, relates primarily to the question of ownership of the claims that form the West Raglan Property. On June 24, 2004 AAEC filed a Statement of Defence in the Supreme Court of British Columbia. In the Statement of Defense, AAEC provides a detailed account of the events that led to AAEC’s staking of the West Raglan Property, and more specifically challenges the basis for all claims made by Novawest Resources Inc.

The Company is relying on representations in its Option and Joint Venture Agreement with AAEC that AAEC is the valid owner of all of the claims that form the West Raglan Project. At this time the outcome of the litigation, and the effect on the Company and its interest in the West Raglan Project, is uncertain.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Property can be accessed by floatplane to Lake Chukotat or by helicopter from Salluit or from Puvirnituk located some 170 km to the southwest. During winter conditions the property can be accessed from Salluit by specialty winter vehicles. Travel within the area is predominantly by helicopter. There is no power source that serves the project area. Power for exploration programs is generated at the exploration camp by a diesel generator.

The entire area lies in the zone of discontinuous, but widespread permafrost, which can extend to depths of 540 meters (Stewart, 1976). The climate of the area is harsh, with summer (July and early August) temperatures ranging between 0o C and 20o C. Winter temperatures range between 0o C and -50o C with extreme wind conditions throughout the year. Snow accumulation is common in all months of the year. Sheltered ridge areas often remain snow covered throughout the entire year. The field season for surface exploration activities optimally lasts the months of July, August and early September, with winter snow expected in late August and early September. The area is subject to strong wind conditions and periods of dense fog. Ice thickness on the lakes can reach up to five feet thick in winter.

History

Some of the earliest geological observations of the Ungava Peninsula were made by Bell (1885) during a series of expeditions to Ungava Bay, Hudson Strait and Hudson Bay in 1875, 1877, 1884 and 1885. Low (1902) explored the coastal region from Kettlestone Bay to Korak Bay.

Based on Low’s observations, the western part of the Cape Smith Belt was prospected for base metals between 1931 to 1932. Most exploration was carried out in the coastal region by Cyril Knight Prospecting Company Limited, Huronian Mining and Finance Company, Newmont Exploration Limited and Quebec Prospectors Limited. Several mineral showings were found in the western belt. The most prominent was in the Korak Bay area. Gunning (1934) examined this showing and reported that mineralization consisted of pyrrhotite (an iron sulphide) and chalcopyrite (a copper sulphide) that was localized along the folded contact between mafic rocks and the host sedimentary rocks.

With the discovery of nickel and other base metals in the Cape Smith Belt in 1957-1959, geologists from the Ministere de l’Energie et des Resources du Quebec began to map several areas of the west and central belt. The majority of the project area has not been subject to any major systematic government mapping projects to date. To the west of the project area, Bergeron (1957) completed the first detailed work, while Moorehead (1986, 1989) completed 1:50,000 regional mapping east of Chukotat Lake.

Previous mineral exploration in the area has been very sporadic and quite limited. Aerodat flew a 3-frequency helicopter borne geophysical survey in 1987 on behalf of Ateba Mines Inc. and Jascan Resources Inc. It is not known if any follow up work was carried out. The Aerodat survey shows apparent resistivity anomalies. Falconbridge has carried out reconnaissance geological mapping and sampling in the area, however, no follow-up work has been undertaken. No modern large scale geophysical surveys have been carried out on the property prior to 2003.

2003 Exploration Program

The Cape Smith Belt has known nickel deposits that occur in two different settings: 1) ultramafic rocks of the Raglan Formation at the base of a series of basaltic flows known as the Chukotat Group, and 2) ultramafic rocks of the Delta Horizon in a series of basaltic flows and sedimentary rocks of the older Povungnituk Group.

In 2002 AAEC confirmed the existence of 65 kilometres of strike length of the Raglan Formation and 65 kilometres of strike length of the Delta Horizon on the West Raglan Project.

The 2003 program began when AAEC flew the entire property with their deep penetrating SPECTREM electromagnetic and magnetic airborne system, which was followed up in the field by ground electromagnetic and magnetic surveys.

In July, surface sampling in the area of an airborne electromagnetic and magnetic anomaly discovered locally derived nickel sulphide boulders on the West Raglan Project.

In 2003, 18 holes totaling 2,307 metres were drilled. Eight of the holes intersected significant nickel, copper, cobalt, platinum and palladium mineralization in the Frontier area. The Frontier area has been divided into four zones: Frontier East, Frontier Central, Frontier West and Frontier South. The eight intersections are located in proximity to the sulphide boulders discovered at Frontier East and Frontier Central and in proximity to a surface gossan discovered at Frontier South. The mineralization occurs in ultramafic rocks of the Raglan Formation.

The discovery hole, WR-08 intersected 14.75 metres of 3.04% nickel in 50% net textured sulphides at Frontier South. The best hole, WR-16, intersected 5.12 metres of 4.16% nickel averaging 35% sulphides, including a 0.67 metre intersection of 11.83% nickel in massive sulphides at Frontier Central. Assays from the 2003 program are shown in the table below.

2004 Exploration Program

Exploration on the West Raglan Project resumed in late June 2004. A detailed AEROTEM helicopter borne electromagnetic and magnetic survey was flown in July.

A total of 7,241 metres of BQ and BTW diamond drilling, in 60 holes, were drilled during the 2004 program. Drilling near last year’s discoveries in the Greater Frontier area (previously referred to as the Frontier Area), combined with prospecting, has expanded the area of known mineralization to 3 kilometres by 1 kilometre. Assays from the 2004 program are also shown in the table below.

Regional prospecting during 2004 has also resulted in the discovery of sulphide mineralization in ultramafic rocks on surface, in locally derived boulders, and in some cases in drill holes, at sites as far as 20 kilometres west of the Greater Frontier area and 27 kilometres east of the Greater Frontier area.

The new areas are referred to as Red Zone, Target 36, Seahawk and East Frontier South in the Greater Frontier area, as Nanuk and Terrace west of the Greater Frontier area, and as Zone 111, CDC, Boomerang and Beverly east of the Greater Frontier area.

All of the ultramafics explored in 2004 occur at the base of the Chukotat Group, interpreted to be the Raglan Formation, other than the ultramafic at Boomerang which is located in a transition zone near the top of the Povungnituk Group. Importantly, these new discoveries have confirmed the prospectivity of the Chukotat Group along the length of the West Raglan Property as well as the potential for mineralization within the Povungnituk Group.

As at December 31, 2004 the Company has incurred approximately $9,000,000 of exploration expenditures on the West Raglan Project before refundable tax credits and mining duties refunds.

2005 Exploration Program

Exploration on the West Raglan Project will resume in spring 2005, with drilling expected to begin in the summer. The Company and its partner, Anglo American, are planning a 2005 exploration program with an anticipated budget of approximately $5,000,000.

The West Raglan Project is without known reserves and the 2005 Exploration Program will be exploratory in nature.

WEST RAGLAN PROJECT

2003 and 2004 Diamond Drill Results
Frontier Central

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-03-14	6803132N 443877E	- 45° / 350	20.75	29.50	8.75	3.26	1.40	0.06	0.95	3.22	22.10
		including	23.00	28.00	5.00	3.96	1.67	0.07	1.10	3.72	34.00
WR-03-15	6803131N 443877E	- 70° / 350	26.22	28.92	2.70	2.00	0.99	0.05	0.29	1.75	14.70
		including	27.22	28.92	1.70	2.66	1.04	0.07	0.45	2.27	20.20
WR-03-16	6803106N 443776E	- 45° / 350	19.15	19.95	0.80	7.15	3.56	0.16	1.21	2.99	34.20
			64.33	69.45	5.12	4.16	1.64	0.09	0.60	2.48	12.80
		including	64.33	65.00	0.67	11.83	2.03	0.23	0.91	5.60	33.70
WR-04-19	6803057N 443784E	-55° / 360	146.40	148.50	2.10	0.32	0.13	0.01	0.05	0.21	0.88
			183.80	189.50	5.70	0.35	0.09	0.02	0.04	0.16	1.00

WR-04-20	6803135N 443703E	-45° / 360	21.90	23.70	1.80	0.48	0.15	0.02	0.05	0.17	1.20
WR04--21	6803142N 443998E	-45° / 360				No significant magmatic sulphides
WR-04-22	6803027N 443655E	-60° / 360				No significant magmatic sulphides
WR-04-25	6803027N 443655E	-45° / 360	147.50	151.00	3.50	0.36	0.09	0.02	0.05	0.15	1.23
WR-04-27	6803181N 444109E	-45° / 360				No significant magmatic sulphides
WR-04-38	6803165N 443718E	-45° / 180				No significant magmatic sulphides
WR-04-40	6803095N 443499E	-45° / 360	123.00	129.25	6.25	0.16	0.04	0.01	0.02	0.05	1.09
WR-04-64	6803105N 443825E	-45° / 360	67.30	73.90	6.60	0.26	0.07	0.01	0.03	0.11	0.56
			159.50	177.50	19.50	0.29	0.08	0.01	0.04	0.23	0.65
WR-04-78	6803115N 443784E	-90°	16.90	17.45	0.55	5.53	2.28	0.16	1.19	4.01	21.10
			18.35	18.65	0.30	1.82	4.20	0.05	0.55	2.04	10.10
			19.55	19.90	0.35	3.27	0.75	0.08	0.22	5.42	6.01
			21.30	21.60	0.30	1.38	1.92	0.04	0.22	0.51	6.51
			177.15	183.50	6.35	0.27	0.09	0.01	0.04	0.14	1.04
			195.15	200.00	4.85	0.38	0.21	0.02	0.06	0.25	2.90

Frontier South

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-03-08	6802711N 443358E	- 88° / 175	17.25	32.00	14.75	3.04	1.13	0.08	0.87	2.93	16.10
		including	17.25	19.00	1.75	3.53	1.33	0.08	0.76	2.17	17.70
		including	19.00	23.00	4.00	3.23	1.66	0.07	1.55	5.54	16.20
		including	23.00	28.00	5.00	3.34	0.96	0.09	0.83	2.47	18.60
WR-03-09	6802710N 443358E	- 60° / 175	3.05	10.00	6.95	1.05	0.92	0.03	0.27	0.92	16.70
		including	3.05	7.00	3.95	1.35	0.78	0.04	0.43	1.47	17.20
			24.30	27.30	3.00	3.69	0.86	0.07	0.36	2.28	13.00
		including	25.00	27.30	2.30	4.29	0.88	0.08	0.37	2.54	14.60
WR-03-04	6802759N 443384E	- 45° / 175				No significant magmatic sulphides
WR-03-05	6802733N 443283E	- 60° / 175				No significant magmatic sulphides
WR-03-06	6802734N 443383E	- 45° / 175				No significant magmatic sulphides
WR-03-10	6802696N 443343E	- 88° / 175				No significant magmatic sulphides
WR-03-11	6802711N 443333E	- 88° / 175				No significant magmatic sulphides
WR-04-24	6802800N 443358E	-45° / 180	76.10	79.00	2.90	0.39	0.15	0.02	0.06	0.23	0.95
WR-04-55	6802740N 443340E	-90°	34.75	49.45	14.70	0.31	0.10	0.01	0.04	0.16	0.79
		including	44.85	47.45	2.60	0.49	0.20	0.02	0.08	0.31	1.49
WR-04-57	6802770N 443400E	-90°	4.00	12.50	8.50	1.83	0.93	0.04	0.50	1.91	5.97
		including	5.50	10.00	4.50	2.26	0.82	0.05	0.67	2.26	7.34
			16.50	24.00	7.50	0.30	0.11	0.01	0.06	0.21	0.98
WR-04-58	6802780N 443425E	-90°				No significant magmatic sulphides
WR-04-60	6802830N 443400E	-90°	19.50	35.85	16.35	0.33	0.90	0.02	0.04	0.15	0.70
WR-04-69	6802724N 443200E	-55° / 180	61.00	67.50	6.50	0.48	0.13	0.02	0.07	0.25	1.05
			75.00	88.10	13.10	0.68	0.30	0.02	0.10	0.42	2.30
		including	83.70	86.30	2.60	1.62	0.76	0.04	0.25	1.13	6.17
WR-04-70	6802735N 443398E	-45° / 180	0.00	5.75	5.75	0.52	0.26	0.02	0.15	0.52	2.18
		including	0.00	1.60	1.60	1.08	0.65	0.03	0.42	1.41	4.01
WR-04-72	6802795N 443401E	-90°	10.00	27.60	17.60	0.41	0.15	0.01	0.07	0.24	0.91
		including	12.40	19.00	6.60	0.58	0.24	0.02	0.10	0.37	1.42
WR-04-73	6802719N 443372E	-90°	10.00	18.00	8.00	0.39	0.14	0.02	0.04	0.19	1.35
		including	14.30	16.80	2.50	0.70	0.26	0.02	0.08	0.38	2.75
WR-04-74	6802719N 443372E	-45° / 180	6.00	30.50	24.50	1.71	0.80	0.04	0.26	1.07	9.13
		including	15.60	19.55	3.95	5.31	2.07	0.12	0.66	2.82	25.25
		including	17.00	19.10	2.10	7.32	2.19	0.16	0.79	2.11	35.35
		including	22.35	23.70	1.35	5.91	2.68	0.14	0.69	2.61	27.60
		including	27.20	29.00	1.80	3.63	1.28	0.09	0.80	2.56	19.44

Frontier South (cont.)

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-04-75	6802725N 443226E	-45° / 203	36.30	50.00	13.70	0.31	0.12	0.01	0.04	0.18	1.20
		including	39.70	42.00	2.30	0.51	0.21	0.02	0.08	0.32	2.55
			89.50	101.50	12.00	0.21	0.07	0.01	0.03	0.10	1.55
WR-04-76	6802719N 443372E	-66° / 180	13.50	19.70	6.20	0.94	0.44	0.03	0.20	0.75	5.69
		including	14.40	17.35	2.95	1.68	0.45	0.05	0.36	1.40	8.35
WR-04-77	6802861N 443451E	-45° / 135	64.90	77.00	12.10	0.33	0.11	0.01	0.05	0.20	0.84
		including	64.90	66.40	1.50	0.52	0.19	0.02	0.10	0.40	1.42

Frontier East

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-03-12	6803315N 444915E	- 45° / 350	15.50	31.00	15.50	1.20	0.81	0.04	0.28	1.03	8.90
		including	18.00	23.00	5.00	1.87	0.95	0.06	0.44	1.71	13.50
WR-03-13	6803315N 444915E	- 70° / 350	41.00	49.42	8.42	2.32	1.40	0.08	0.38	1.49	32.20
		including	41.80	48.00	6.20	2.64	1.00	0.10	0.41	1.69	36.00
WR-03-17	6803296N 444859E	- 45° / 350	51.80	56.00	4.20	2.85	1.30	0.07	0.61	2.03	18.80
		including	51.80	53.00	1.20	3.88	1.89	0.09	0.92	2.28	26.20
			61.00	65.20	4.20	1.30	0.65	0.03	0.25	1.08	4.50
WR-03-02	6803368N 444813E	- 60° / 170				No significant magmatic sulphides
WR-03-18	6803295N 444860E	- 70° / 350				No significant magmatic sulphides
WR-04-23	6803289N 444797E	-45° / 360	21.15	24.65	3.50	0.38	0.49	0.01	0.004	0.02	24.26
		including	23.55	24.35	0.80	0.67	1.48	0.01	0.005	0.003	22.40

			24.65	30.25	5.60	0.95	0.28	0.03	0.20	0.84	7.40
		including	25.80	27.65	1.85	1.62	0.39	0.04	0.46	1.94	12.24
		including	27.35	27.65	0.30	2.45	0.43	0.06	2.25	10.01	19.45
WR-04-26	6803309N 444960E	-45° / 360				No significant magmatic sulphides
WR-04-29	6803254N 444710E	-45° / 360	46.00	49.00	3.00	0.41	0.12	0.02	0.04	0.18	1.74

Frontier West

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-03-03	6803085N 443333E	- 45° / 350				No significant magmatic sulphides
WR-04-32	6803177N 443169E	-45° / 180				No significant magmatic sulphides

Red Zone

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-04-31	6803248N 445595E	-45° / 180	9.50	12.50	3.00	0.23	0.59	0.02	0.04	0.17	1.91
		including	12.20	12.50	0.30	0.38	4.27	0.02	0.04	0.12	6.15
WR-04-33	6803256N 445574E	-45° / 180	17.00	17.55	0.55	5.75	1.35	0.21	0.46	2.97	34.90
WR-04-34	6803256N 445574E	-70° / 180				No significant magmatic sulphides
WR-04-35	6803300N 445822E	-45° / 180	95.00	100.00	5.00	0.30	0.10	0.02	0.03	0.11	1.88
			102.00	106.00	4.00	0.27	0.07	0.02	0.02	0.06	1.32
			110.00	116.00	6.00	0.33	0.09	0.02	0.02	0.08	1.55
			122.00	123.00	1.00	0.34	0.07	0.02	0.03	0.09	1.36
WR-04-36	6803224N 445820E	-50° / 180	6.00	9.60	3.60	0.27	0.04	0.02			2.24
WR-04-37	6803464N 445813E	-45° / 180	26.00	32.00	6.00	0.42	0.15	0.01	0.09	0.27	0.79
			38.00	42.00	4.00	0.45	0.22	0.02	0.11	0.43	0.88
WR-04-39	6803211N 445475E	-45° / 180				No significant magmatic sulphides
WR-04-65	6803250N 445860E	-55° / 180	39.80	50.20	10.40	0.29	0.06	0.02	0.02	0.06	1.32
WR-04-68	6803266N 445535E	-45° / 180				No significant magmatic sulphides

Target 36

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-04-28	6804421N 445981E	-55° / 180				No significant magmatic sulphides
WR-04-30	6804537N 4464201E	-50° / 180				No significant magmatic sulphides

Seahawk

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-04-45	6802797N 443913E	-90°	60.00	110.00	50.00	0.36	0.12	0.02	0.05	0.15	0.98
		including	68.00	70.00	2.00	0.51	0.19	0.02	0.06	0.25	1.64
		including	81.00	88.00	7.00	0.48	0.20	0.02	0.07	0.26	1.65
		including	94.00	107.00	13.00	0.51	0.19	0.02	0.08	0.27	1.58
WR-04-46	6802762N 443913E	-45° / 360				No significant magmatic sulphides
WR-04-47	6802762N 443913E	-65° / 360	41.90	143.00	101.10	0.33	0.12	0.01	0.04	0.16	0.98
		including	44.50	59.30	14.80	0.83	0.30	0.03	0.13	0.47	2.87
		including	48.40	49.40	1.00	1.16	0.42	0.03	0.15	0.50	4.14
		including	55.50	58.40	2.90	1.15	0.43	0.03	0.17	0.63	4.07
		including	74.00	77.00	3.00	0.55	0.27	0.02	0.06	0.23	1.63
		including	83.00	98.00	15.00	0.46	0.18	0.02	0.06	0.22	1.38
WR-04-48	6802762N 443913E	-80° / 360	50.60	64.10	13.50	0.51	0.24	0.02	0.08	0.27	4.46
		including	55.60	59.10	3.50	1.13	0.52	0.05	0.19	0.67	10.63
WR-04-50	6802762N 443913E	-90°	81.00	93.00	12.00	0.31	0.10	0.01	0.04	0.12	0.96
WR-04-66	6802750N 443940E	-60° / 360	44.00	53.00	9.00	0.23	0.08	0.02	0.03	0.10	1.19
			75.50	119.00	43.50	0.24	0.08	0.01	0.03	0.09	0.80
WR-04-67	6802750N 443940E	-75° / 360				No significant magmatic sulphides

East Frontier South

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-04-51	6802723N 443643E	-90°	88.00	94.50	6.50	0.32	0.08	0.02	0.03	0.10	0.90
WR-04-54	6802723N 443643E	-65° / 180	86.50	94.00	7.50	0.18	0.07	0.01	0.02	0.06	1.88
WR-04-62	6802709N 443625E	-55° / 180				No significant magmatic sulphides
WR-04-71	6802745N 443625E	-90°				No significant magmatic sulphides
* Nickel Tenor % is not reported due to low S%

Zone 111

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-04-56	6804574N 449620E	-90°				No significant magmatic sulphides
WR-04-59	6804574N 449620E	-55° / 180	25.50	31.50	6.00	0.30	0.07	0.02	0.03	0.60	0.92
* Nickel Tenor % is not reported due to low S%

Rainday

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-03-01	6804304N 450824E	-50° / 005				No significant magmatic sulphides
WR-04-61	6804581N 450600E	-90°	17.00	22.00	5.00	0.18	0.07	0.01	0.02	0.10	0.86
WR-04-63	6804640N 450934E	-45° / 180	28.00	36.00	8.00	0.22	0.06	0.01	0.02	0.08	0.51
			59.50	68.65	9.15	0.15	0.04	0.01	0.02	0.07	2.00

CDC

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-04-41	6805233N 457322E	-45° / 360	19.00	20.00	1.00	0.28	0.05	0.01	0.02	0.02	1.13
			21.05	22.00	0.95	0.34	0.07	0.01	0.04	0.04	1.03
WR-04-42	6805198N 457320E	-45° / 360	39.00	47.00	8.00	0.14	0.07	0.02	0.01	0.05	1.63
			60.90	61.85	0.95	0.35	0.09	0.01	0.02	0.02	1.87
WR-04-43	6805225N 457150E	-45° / 360				No significant magmatic sulphides
WR-04-44	6805195N 457151E	-45° / 360	14.00	27.00	13.00	0.13	0.06	0.02	0.01	0.04	1.49

Boomerang

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-04-49	6807523N 470418E	-45° / 360	7.00	12.50	5.50	0.26	0.09	0.02	0.05	0.08	12.22
			14.30	16.00	1.70	0.17	0.03	0.01	0.02	0.06	4.30
			81.15	95.00	13.85	0.12	0.02	0.01	0.01	0.01	2.81
WR-04-52	6807523N 470418E	-65° / 360	22.50	35.00	12.50	0.16	0.02	0.01	0.01	0.01	1.65
		including	33.00	35.00	2.00	0.31	0.05	0.02	0.03	0.03	3.85
WR-04-53	6807617N 470519E	-45° / 180				No significant magmatic sulphides

Povungnituk-35

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-03-07	6797765N 449029E	-45° / 135				No significant magmatic sulphides

Fort St. John Project, British Columbia

Pursuant to the terms of an agreement dated November 16, 1999 between the Company and Prairie Pacific Energy Corporation (“Prairie Pacific”), of Vancouver, BC, the Company acquired a 30% working interest in the Kiskatinaw formation on a section of land (640 acres) near Fort St. John, BC, by funding 30% of the total cost of drilling, completing, equipping and tying-in an initial test well, the Company’s share of which amounted to $380,773. The Company was also required to pay a royalty to Prairie Pacific in the amount of 15% on the net value at the wellhead of all oil and gas net of any royalties payable to the Crown.

Prairie Pacific (TSX.V: PRP) is a public Canadian independent oil and natural gas exploration and production company with over 30 years experience across North America.

On January 21, 2001, the well reached payout. Pursuant to the terms of the agreement with Prairie Pacific, as a result of reaching payout, the Company’s working interest was reduced to 15% from 30% and the Company was no longer required to pay the 15% royalty to Prairie Pacific.

The well has produced approximately 520 million cubic feet of gas since it was tied in on August 2, 2000. Production was limited during 2002 and therefore the Company provided for 100% depletion of the well during the 2002 fiscal year. The well produced approximately 17 million cubic feet of gas during the year ended September 30, 2004, for net production income to the Company of $4,276. For the majority of the year, the well was shut in to allow well pressures to build up and to allow periodic production from the well.

Due to the sporadic and limited nature of production from the Fort St. John Project during the past three fiscal years, no reserves have been assigned to the Fort St. John Project.

Lagarde Project, British Columbia

Pursuant to the terms of a Co-Participation Agreement dated July 16, 2001 (the “Lagarde Agreement”) with Prairie Pacific, the Company acquired a 45% working interest in the Lagarde lands, subject to a 7.5% royalty to the original owner. The Company paid to Prairie Pacific the sum of $217,002 as reimbursement for one-half of the entire land and seismic costs of the Lagarde Project.

The Company subsequently entered into agreements with numerous junior oil and gas companies for the drilling of an initial test well on the Lagarde lands. The Company directly funded 15% of the initial test well, the balance of which was funded by junior oil and gas companies and Prairie Pacific. The Company had a 32.5% before payout working interest and a 66.25% after payout working interest in the initial test well. The Company also had a 7.5% royalty until payout on the initial test well. The Company had a 22.5% working interest in the Lagarde lands.

The Lagarde lands were comprised of three sections of land located north of Fort St. John, in northeastern British Columbia. Two of the sections include the petroleum and natural gas rights below base 43001 Bluesky-Gething-Dunlevy. The remaining section includes all of the petroleum and natural gas rights. The Lagarde lands are currently comprised of the one section of land where the initial test well was drilled, the other two sections having been relinquished.

In November 2001, drilling of the initial test well on the Lagarde lands was completed. Results of testing, well bore analysis and interpretations received by the Company indicated that the test well would be uneconomic on a stand-alone basis and after spending some months evaluating the overall project prospects a decision was made to abandon the well. Total exploration costs on the Lagarde project amounted to $397,247. All exploration and acquisitions costs were written-off in fiscal 2002. Abandonment of the well began in November 2003 and site restoration is expected to be completed by mid-2004. As at December 31, 2003, the Company completed the abandonment of the test well at a cost that was $4,168 less than the $11,000 originally estimated. The Company also sold the used wellhead and used tubing for net proceeds of $8,250.

Maycroft Project, Alberta

Pursuant to the terms of an agreement dated November 1, 2001 (the “Polaris Agreement”) with Polaris Resources Ltd. (“Polaris”), a private Alberta company, to participate and earn a 25% before payout working interest, subject to a 9% royalty, and a 20% after payout working interest in a large sour gas (natural gas that contains hydrogen sulphide) prospect located in the Foothills region of Alberta (the “Maycroft Project”). The Maycroft Project is in the exploration stage. The Company has paid to Polaris the sum of $125,000 toward the seismic costs as required under the terms of the Polaris Agreement. The Company has also paid an additional $397,500 to Polaris, being the Company’s proportionate share of preparatory work to obtain a well license. John Maher, a director of the Company, is the President, a director and a significant shareholder of Polaris.

The cost of an initial 5,000 metre test well is estimated at $9 million of which the Company’s portion would be approximately $2.25 million.

The Maycroft Project is a large geological structure that is prospective for natural gas. The structure is surrounded at some distance by major natural gas fields, which are some of the largest gas fields in Alberta producing from Devonian age (360 to 410 million years before present) and Mississippian age (325 to 360 million years before present) Formations. Geophysical and geological mapping indicate a structural closure causing a large potential reservoir for natural gas in the Mississippian and Devonian Formations. Secondary targets exist in the overlying Cretaceous age (65 to 145 million years before present) Formations. The structure, as mapped, is 10 kilometres in length by over 1 kilometre in width and structural closure is interpreted to be in excess of 100 metres. However, structure is only one of four geological factors necessary to form a commercial structurally-trapped hydrocarbon accumulation. A hydrocarbon source to charge the structure, good reservoir quality rocks and a seal to the structure are also required. Most, if not all of the drillable locations are believed to be on the Maycroft Project lands. A large portion of the structure is inaccessible due to environmental restrictions. It is largely because of the past environmental concerns that Polaris was required to expend a relatively large sum toward preparatory work in its application to obtain a licence to drill a test well. The preparatory work included environmental and engineering consulting, preparation of an emergency response program and numerous community advisory and consultation activities.

Polaris, the operator, applied for a well license for the drilling of an initial test well and up to three additional wells from the same site. The Alberta Energy & Utilities Board ('AEUB') conducted a public hearing on the proposed drilling of the initial test well in Maycroft, Alberta in September 2003. On December 16, 2003, the AEUB denied the well license application for the Maycroft Project, submitted by Polaris. The Company’s interest in the property remains in good standing, however, as at September 30, 2004, the Company has written off all of the deferred costs as there has been no progress towards obtaining a well licence.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion should be read in conjunction with the audited financial statements of the Company and related notes included therein.

The statements under “Operating and Financial Review and Prospects,” “Information on the Company,” and “Property, plant and equipment” and located elsewhere herein regarding industry prospects (the “Statements”) and the Company’s financial position are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations (“Cautionary Statements”) are disclosed in this Annual Report, including, without limitation, in conjunction with the forward-looking Statements included in this Annual Report under “Item 3(C) - Risk Factors.” All subsequent written and oral forward-looking statements attributed to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statement.

A. Operating Results

United States Generally Accepted Accounting Principles

See note 16 to the financial statements for a comparison of Canadian GAAP and United States GAAP as applicable to the Company's operations.

Critical Accounting Policies

Under CICA Handbook Section 3061, Property, Plant and Equipment, and Emerging Issue Committee Abstract 126, Accounting by Mining Enterprises for Exploration Costs, mining enterprises that have not established mineral reserves are not precluded from considering the capitalized costs of acquired mineral rights to have characteristics of property, plant and equipment. The Company follows these recommendations and therefore the unproven mineral property acquisition costs are initially capitalized as property, plant and equipment. Such assets are tested for impairment in accordance with the provisions of the CICA Handbook Section 3063, Impairment of Long-lived Assets.

The Company has interpreted the adoption of CICA Handbook Sections 1581 and 3062 and has determined that it is not required to change its accounting for the cost of its contract based mining assets. Regardless of whether the unproven mineral property claims are classified as intangible assets or property, plant and equipment, there is no material difference to the financial statements of the Company for the years ended September 30, 2004, 2003 and 2002.

The Company has changed its primary focus to mineral exploration from oil and gas exploration and development. The method of accounting for mineral exploration expenditures differs from accounting for oil and gas exploration expenditures. Exploration costs incurred on mineral properties are expensed as incurred and only capitalized if economically recoverable reserves are discovered. Exploration costs incurred on oil and gas properties are capitalized immediately.

Fiscal year ended September 30, 2004 compared to fiscal year ended September 30, 2003

The Company reported a loss of $7,391,865 (2003 - $1,597,424) and a loss per share of $0.16 (2003 - $0.08) for the year ended September 30, 2004. The Company’s 2004 loss has increased significantly compared to 2003 due to the Company’s involvement in the West Raglan Project, a change in accounting for stock-based awards and the write-off of deferred oil and gas expenditures. Included in the loss are exploration expenditures of $3,956,011 and stock based compensation of $2,003,198.

Effective October 1, 2003, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based Compensation and Other Stock-based Payments.

The new rules require that a fair value based method of accounting be used for all stock-based payments to employees, directors and non-employees. The old rules only required a fair value based method of accounting for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets, and for stock options granted to non-employees. Accordingly, starting October 1, 2003, compensation expense is determined for all stock options when they are granted and is recognized over the vesting period of the options. The compensation expense is determined as the fair value of the option at the date of grant using the Black-Scholes option pricing model. The Company has chosen early adoption of this new policy and therefore is accounting for the fair value of stock-based payments on a prospective basis with no restatement of prior periods.

The stock-based compensation is higher in 2004 than it would have been in 2003 due to the adoption of the new policy and the Company’s higher stock price volatility in 2004. Stock price volatility has a large affect in the Black-Scholes option pricing model of determining the fair value of stock options.

As a result of the positive exploration results from the West Raglan Project during calendar 2003, the Company increased its exploration program for calendar 2004. In connection with the increased exploration expenditures, the Company has accrued $2,676,012 in tax credits recoverable for the year ended September 30, 2004. These tax credits recoverable relate to the Government of Quebec’s exploration subsidy programs.

The Company does not anticipate significant production from the Fort St. John well in the future. As of the date of this report, there are no plans to abandon the well in the short term. The Company has fully funded its portion of abandonment costs.

The Company pays its officers fees as compensation for the time incurred in managing the Company. Management devotes a portion of their time to the Company and a portion of their time to other companies where they are directors and/or officers. Accordingly, management invoices the Company based on the amount of time each of the individuals devote to the Company. The Company’s business required more management time during the year ended September 30, 2004 compared to the same period for 2003. The Company paid the CEO $129,525 (2003 - $9,000), the president $84,675 (2003 - $26,667) and the exploration manager $47,300 (2003 - $24,500) for the year ended September 30, 2004. Of these amounts, $89,637 was charged to exploration for technical geological services incurred on the West Raglan project.

On July 2, 2004, the Company added a fifth director to its Board. Mr. Laurie Sadler is a Chartered Accountant with extensive experience as a business advisor to public and private companies. Mr. Sadler is the Chairman of the Company’s audit committee. Also in July 2004, the Company began to pay its non-executive directors (Mr. Sadler and Mr. Maher) $1,000 per month.

The Company paid an arms-length private company $105,500 (2003 - $74,000) for administrative and accounting services and paid the same company $26,000 (2003 - $18,000) for rent of office space. The administrative fees have increased because of the Company’s increased business activity and rent has increased because the Company is using more office space. Effective June 1, 2004, the Company entered into a one year lease with ViewNorth Properties Ltd., whereby the Company pays $2,000 per month for rent and $500 per month for operating costs for its executive offices. David Patterson, CEO and director of the Company is also a director of ViewNorth Properties Ltd.

Promotion and travel costs increased significantly in 2004. Management has traveled across North America and Europe promoting the Company in order to raise money for future exploration expenditures. The Company is also paying two investor relations firms a total of $13,000 per month in order to raise awareness of the Company’s activities in North America and Europe.

Most of the line items on the schedule of general and administrative expenses have increased in 2004 compared to 2003. The increase is in large part due to the Company’s involvement in the West Raglan Project which resulted in a significant increase in corporate activity and caused the Company to incur more costs in all areas. The Company’s interest income increased considerably in 2004 due to the company having greater amounts of cash on hand from equity financings to invest in short term interest bearing investments.

Fiscal year ended September 30, 2003 compared to fiscal year ended September 30, 2002

The Company reported a loss of $1,597,424 (2002 - $774,707) and a loss per share of $0.08 (2002 - $0.09) for the year ended September 30, 2003.

The Company expended $1,982,685 (2002 - $nil) on exploration of the West Raglan Project. The Company accrued $858,000 in tax credits recoverable as at September 30, 2003. These tax credits recoverable relate to the Government of Quebec’s exploration subsidy program whereby a corporation is entitled to receive a 33.75% refundable tax credit for every exploration dollar spent in Quebec and a 12% mining duties refund on all Quebec exploration expenditures less the 33.75% refundable tax credit. As a result of these credits, the Company’s 2003 net expenditures on the West Raglan Project were $1,124,685.

The Company’s oil and gas operations improved slightly over 2002 as the Fort St. John well provided the Company $26,665 (2002 - $7,474) in sales. The Fort St. John well made a $14,541 profit in 2003 compared to a $115,474 loss in 2002. The Company does not anticipate significant production from the well in the future. As of the date of this report, there are no plans to abandon the well in the short term. The Company is not expecting any material future profits or losses from the well.

Most of the line items on the consolidated schedule of general and administrative expenses have increased in 2003 compared to 2002. The increase is in large part due to the Company’s recent involvement in the West Raglan Project.

Filing fees increased by $35,787 (2003 - $44,262; 2002 - $8,475) because of the increase in fundraising activity and the Company's involvement in the West Raglan Project. The Company also incurred approximately $16,500 in fees related to the listing of its common shares on the Frankfurt Stock Exchange.

Legal fees increased by $56,092 (2003 - $92,233; 2002 - $36,141) as the result of the Company completing the purchase of the West Raglan Project.

Office and miscellaneous expenditures increased by $11,254 (2003 - $17,758; 2002 - $6,504) because of increased printing costs and the cost of updating the Company’s web site.

The Company paid Squall Capital Corp., an arms-length private company $74,000 (2002 - $55,000) for administrative and accounting services and paid the same company $18,000 (2002 - $12,000) for rent of office space. Rent has increased due to the Company using more office space because of its involvement in the West Raglan Project.

Effective October 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The Company applied Section 3870 prospectively to all stock-based payments to employees and non-employees granted on or after October 1, 2002. During the year ended September 30, 2003, the Company accounted for all options granted to employees, including directors, under the intrinsic value method, whereby the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price of the option is recorded as stock-based compensation expense. As the exercise price of the options granted is greater than the market value on the measurement date, the Company has determined that the application of this accounting policy for employees did not affect reported results of operations for the year ended September 30, 2003.

Options granted to non-employees on or after October 1, 2002 are accounted for under the fair value based method. Under this method, options granted to non-employees are measured at their fair value and recognized as the options are earned. For the year ended September 30, 2003, $62,000 of compensation expense has been recorded in the financial statements related to grants to non-employees.

If the Company had used the fair value based method for grants of stock options to employees and directors, pro forma loss would have amounted to $1,941,424 (an increase of $344,000) and pro forma loss per share would have been $0.10 (an increase of $0.02) for the year ended September 30, 2003.

B. Liquidity and Capital Resources

The Company’s working capital position improved by $133,999 at September 30, 2004 to $2,567,656 compared to $2,433,657 at September 30, 2003. The Company’s biggest use of funds was exploration expenditures during 2004 and 2003. The Company financed its operations and investments through the issuance of equity of $5,078,575 during 2004 and through the receipt of $690,987 in tax credits. The funds raised in 2004 went towards exploration, short term investments and operations.

The Company’s funds from equity financing were derived as follows: 1) a non-brokered private placement in the amount of $3,500,000 by issuing 6,730,769 units, comprised of one common share and one share purchase warrant, at a price of $0.52 per unit; 2) issued 1,575,000 common shares pursuant to the exercise of stock options and agent’s options for proceeds of $564,850; and 3) issued 3,890,500 common shares pursuant to the exercise of warrants for proceeds of $1,013,725.

The Company currently does not have any revenue producing assets and therefore will be dependent on additional equity financing in order to continue operations and to finance exploration commitments for the West Raglan Project.

After the Company spends approximately $3,200,000 on exploration during 2005, the Company will have earned its 49% interest in the West Raglan Project at which time the Company will only be responsible for 49% of on-going exploration costs. The Company’s share of the anticipated $5,000,000 2005 program will be approximately $4,100,000, less approximately $1,700,000 in anticipated Quebec government tax credits recoverable as a result of the 2005 program, for an anticipated net cost to the Company of $2,400,000.

As a part of the Company’s option earn-in agreement with AAEC, AAEC is required to fund 20% of the initial $11.8 million in exploration through equity financings in the Company. Based on exploration work carried out to date, AAEC is required to provide equity financing to the Company in the amount of approximately $450,000 ($370,000 at September 30, 2004). On December 13, 2004, the Company announced a non-brokered private placement in the amount of $450,000 with AAEC. These funds were raised by the Company issuing a total of 1,000,000 units at a price of $0.45 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.45 for one year. AAEC will be required to provide the Company an additional $550,000 in equity financing for the 2005 program.

Subsequent to September 30, 2004 and up to December 31, 2004, in addition to the $450,000 raised from AAEC discussed above, the Company raised $1,582,500 via equity financing as follows: 1) issued 1,300,000 common shares and 1,300,000 share purchase warrants for proceeds of $260,000 pursuant to the exercise of agent’s options; 2) issued 170,000 common shares for proceeds of $42,500 pursuant to the exercise of warrants; 3) issued 4,200,000 common shares to Donner for proceeds of $630,000 pursuant to the exercise of 4,200,000 share purchase warrants; and 4) issued 1,800,000 flow through common shares for proceeds of $650,000 pursuant to private placements.

On December 16, 2004 the Company announced a non-brokered private placement in the amount of $500,000. These funds will be raised by the Company issuing a total of 2,000,000 flow through common shares at a price of $0.25 per share. As at December 31, 2004 $500,000 in subscription proceeds had been received, but the private placement had not yet closed.

C. Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

D. Contractual Obligations

		Less than	1 to 3	3 to 5	More than
	Total	1 year	years	years	5 years

Head office rent	$ 20,000	$ 20,000	$ -	$ -	$ -

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of December 31, 2004 about the Company’s current directors and senior management:

Name	Age	Position	Other Reporting Companies
			Company	Position
David Patterson	51	Chief Executive Officer and Director	Donner Minerals Ltd. Terra Nova Gold Corp.	CEO and Director CEO and Director
Harvey Keats	59	President and Director	Donner Minerals Ltd. Terra Nova Gold Corp.	President and Director President and Director
Kerry Sparkes	41	Director	Donner Minerals Ltd. Terra Nova Gold Corp.	Director Director
John Maher	61	Director	N/A	N/A
Laurie Sadler	60	Director	Donner Minerals Ltd. Terra Nova Gold Corp. Coastport Capital Inc.	Director Director CEO and Director
Erin Walmesley	43	Secretary	N/A	N/A

B. Compensation

The following table sets forth the compensation paid, and benefits in kind granted to the Directors and members of the Company’s administrative, supervisory or management bodies for the year ended September 30, 2004.

Name and Principal Position	Annual Compensation			Long Term Compensation
	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Awards		Payouts
				Restricted Stock Award(s) ($)	Securities Under Options/ SARs Granted (#)	LTIP Payouts ($)
Harvey Keats President	nil	nil	84,675[1]	nil	900,000	nil
David Patterson CEO	nil	nil	129,525[2]	nil	900,000	nil
Kerry Sparkes Director	nil	nil	47,300[3]	nil	200,000	nil
John Maher Director	nil	nil	3,000[4]	nil	25,000	nil
Laurie Sadler Director	nil	nil	3,000[5]	nil	60,000	nil
Erin Walmesley Secretary	nil	nil	nil	nil	100,000	nil
(1) Paid to Keats Consulting Inc., a private company controlled by Harvey Keats.
(2) Paid to Elysian Enterprise Inc., a Patterson family private company.
(3) Paid to Sparkes Consulting Ltd., a private company controlled by Kerry Sparkes.
(4) Paid to John Maher for Director’s fees.
(5) Paid to Laurie Sadler for Director’s fees.

Compensation of Directors

On July 1, 2004, the Company began to compensate its outside/independent directors, namely John Maher and Laurie Sadler, by paying them $1,000 per month. In addition, during the fiscal year ended September 30, 2004 the Company used the services of directors and companies owned by directors in order to supervise all geological activities, as well as provide management and other services. These transactions occurred in the normal course of operations. In this regard, the Company paid during the past fiscal year: (i) Keats Consulting Inc., a private company beneficially owned by Harvey Keats, the President and a director of the Company, $84,675 for providing management, geological and technical services to the Company; (ii) Sparkes Consulting Ltd., a private company beneficially owned by Kerry Sparkes, a director of the Company, $47,300 for providing geological and technical services to the Company; and (iii) Elysian Enterprises Inc., a Patterson family private company, $129,525 for management services provided by David Patterson, a director of the Company.

During the fiscal year ended September 30, 2004, the Company granted an aggregate of 2,085,000 stock options to its directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Long Term Incentive Plan (LTIP) Awards

The Company does not have LTIP awards pursuant to which cash or non-cash compensation is intended to serve as an incentive for performance whereby performance is measured by reference to financial performance or the price of the Company’s securities, was paid or distributed.

Defined Benefit or Actuarial Plan Disclosure

The Company has no defined benefit or actuarial plans.

Options

The Company maintains a “rolling” Stock Option Plan whereby a maximum of 10% of the issued shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options. The purpose of the Stock Option Plan is to provide the Company with a share related mechanism to enable the Company and its subsidiaries to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers, for their contribution toward the long term goals of the Company and its subsidiaries and to enable and encourage such individuals to acquire shares of the Company as long term investments.

The following information is intended as a brief description of the Stock Option Plan:

1.
The term of any options granted under the Plan will be fixed by the board of directors at the time such options are granted, provided that options will not be permitted to exceed a term of ten years (the Company is a Tier 1 Issuer on the Exchange).

2.
The exercise price of any options granted under the Plan will be determined by the board of directors, in its sole discretion, but shall not be less than the closing price of the Company’s common shares on the day preceding the day on which the directors grant such options, less any discount permitted by the Exchange to a minimum of $0.10 per share.

3.	No vesting requirements will apply to options granted thereunder, however a four month hold period will apply to all shares issued under each option, commencing from the date of grant.

4.	All options will be non-assignable and non-transferable.

5.
No more than (i) 5% of the issued shares may be granted to any one individual in any 12 month period; and (ii) no more that 2% of the issued shares may be granted to a consultant, or an employee performing investor relations activities, in any 12 month period.

6.
If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other then by reason of death), as the case may be, then the option granted shall expire on no later than the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the Plan. However, if the option holder is engaged in investor relations activities the options must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities, in accordance with the policies of the Exchange.

7.
Disinterested shareholder approval must be obtained for (i) any reduction in the exercise price of an outstanding option, if the option holder is an insider; (ii) any grant of options to insiders, within a 12 month period, exceeding 10% of the Company’s issued shares; and (iii) any grant of options to any one individual, within a 12 month period, exceeding 5% of the Company’s issued shares.

8.
For stock options granted to employees, consultants or management company employees, the Company represents that the proposed optionee is a bona fide employee, consultant or management company employee, as the case may be.

9.	Options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Company’s common shares.

See Item 6(e) for details of the stock options held by all of the Company’s Directors and members of its administrative, supervisory and management bodies.

C. Board Practices

The Board of Directors of the Company is currently comprised of David Patterson, Harvey Keats, Kerry Sparkes, John Maher, and Laurie Sadler. Each director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a Director before then. The Board of Directors currently has one committee; the Audit Committee. The Audit Committee is comprised of Messrs. Sadler, Keats, and Maher. This committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. The committee is also responsible for reviewing quarterly financial statements and the annual financial statements.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company does not have any compensatory plan or arrangement which will result from the resignation, retirement or other termination of employment of any Directors and/or member of the Company’s administrative, supervisory or management bodies or from a change of control of the Company or a change in any of such persons’ responsibilities following a change of control.

Conflicts of Interest

Mr. Keats, Sparkes, Maher, Sadler and Patterson, the directors of the Company, also serve as officers and/or directors of other companies whose securities are listed on the TSX Venture Exchange, and which engage in mineral resource exploration and development activities. To the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation the result of which could cause the Company to lose potential exploration and development opportunities. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at the time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

D. Employees

In the past three financial years, the Company has not had any employees, other than the Company's officers and directors. Three of the Company’s directors are geologists. The Company also retains the services of independent geologists, geological engineers and administrative consultants on a contract basis.

E. Share Ownership

The following table lists as of December 31, 2004, the share ownership of all of the Company’s Directors and members of its administrative, supervisory and management bodies. The Company has only one class of shares, common, with no par value and all of the common shares have the same voting rights.

Name	Number of Shares Held	Percentage of Shares Held (%) (1)	Number of Stock Options Held	Number of Share Purchase Warrants Held	Exercise Price ($)	Expiration Date
David Patterson	685,500	1.23	55,000 895,000	250,000	0.30 0.93 0.65	June 18, 2005 December 22, 2005 June 10, 2005
Harvey Keats	387,500	0.69	300,000 235,000 900,000	37,500	0.30 0.51 0.93 0.65	June 18, 2005 July 28, 2005 December 22, 2005 June 10, 2005
Kerry Sparkes	114,300	0.20	250,000 80,000 200,000	20,000	0.30 0.51 0.93 0.65	June 18, 2005 July 28, 2005 December 22, 2005 June 10, 2005
John Maher	200,000	0.36	150,000 50,000 50,000 25,000	25,000	0.25 0.25 0.30 0.93 0.65	August 23, 2006 January 17, 2007 June 18, 2005 December 22, 2005 June 10, 2005
Laurie Sadler	nil	0.00	60,000	nil	0.83	July 1, 2006
Erin Walmesley	5,000	0.01	85,000 100,000	nil	0.30 0.93	June 18, 2005 December 22, 2005
(1) The percentage ownership is based on 55,881,706 shares outstanding as of December 31, 2004.

None of the aforementioned options or share purchase warrants were issued to officers, directors or senior management of the Company as part of a compensation plan.

Messrs. Patterson, Keats, Sadler and Sparkes are directors and shareholders of Donner Minerals Ltd., a company which at December 31, 2004 owns 22.12% of the Company. (See "Item 7.A - Major Shareholders").

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of December 31, 2004, to the best of the Company’s knowledge, the following parties have ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company:

Name	Number of Common Shares Held	Percentage of Common Shares Held
Donner Minerals Ltd.	12,360,750	22.12%

Donner Minerals Ltd. acquired 8,000,000 common shares and 8,000,000 share purchase warrants on March 26, 2003. Each warrant entitles Donner to purchase one additional common share of the Company at a price of $0.15 expiring March 25, 2005. On November 23, 2004, Donner exercised 2,200,000 share purchase warrants at $0.15 each and on December 20, 2004, Donner exercised 2,000,000 share purchase warrants at $0.15 each.

As of December 14, 2004 the Company had 74 shareholders of record of which 51,997,943 (99.8%) shares were held by 37 shareholders of record resident in Canada.

Other than as disclosed above the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements the operation of which may at a future date result in a change in control of the Company.

B. Related Party Transactions

During fiscal 2004 and the three months ended December 31, 2004, the Company paid management fees of $111,325 to Keats Consulting Ltd., a company controlled by Harvey Keats, the President and a director of the Company, for day to day executive and geological services Mr. Keats provides as President of the Company.

During fiscal 2004 and the three months ended December 31, 2004, the Company paid management fees of $73,700 to Sparkes Consulting Ltd., a company controlled by Kerry Sparkes, a director of the Company, for day to day geological services Mr. Sparkes provides to the Company.

During fiscal 2004 and the three months ended December 31, 2004, the Company paid management fees of $162,325 to Elysian Enterprises Inc., a company controlled by the family of David Patterson, for day to day executive services Mr. Patterson provides as Chief Executive Officer of the Company.

On November 23, 2004, Donner exercised 2,200,000 share purchase warrants at $0.15 each and on December 20, 2004, Donner exercised 2,000,000 share purchase warrants at $0.15 each. As at December 31, 2004, Donner owns 22.12% of the Company.

Effective June 1, 2004, the Company entered into a one year lease with ViewNorth Properties Ltd., whereby the Company pays $2,000 per month for its executive offices and $500 per month for operating costs. David Patterson, Chief Executive Officer and Director of the Company is also a director of ViewNorth Properties Ltd.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statement and Other Financial Information

See Item 17 for the Company’s Financial Statements.

The Company knows of no pending legal or arbitration proceedings including those relating to bankruptcy, governmental receivership or similar proceeding and those involving any third party against it, nor is the Company involved as a plaintiff in any material pending litigation, other than disclosed below.

On April 21, 2004 Novawest Resources Inc. of Vancouver, BC, commenced litigation in the Supreme Court of British Columbia against AAEC. The lawsuit, Action No. SO42230, relates primarily to the question of ownership of the claims that form the West Raglan Property. On June 24, 2004 AAEC filed a Statement of Defence in the Supreme Court of British Columbia. In the Statement of Defense, AAEC provides a detailed account of the events that led to AAEC’s staking of the West Raglan Property, and more specifically challenges the basis for all claims made by Novawest Resources Inc.

The Company is relying on representations in its Option and Joint Venture Agreement with AAEC that AAEC is the valid owner of all of the claims that form the West Raglan Project. At this time the outcome of the litigation, and the effect on the Company and its interest in the West Raglan Project, is uncertain.

On November 12, 2004 the Company commenced litigation in the Supreme Court of British Columbia against Novawest and all the directors and officers of Novawest (the ‘Personal Defendants’). The lawsuit, Action No. SO46306 alleges that the Novawest Action was filed, at the behest of the Personal Defendants, with the purpose, among other things, of causing injury to the Company.

The Company knows of no pending proceedings to which any director, member of senior management, or affiliate is either a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.

To the best of the Management’s knowledge, the Company has not since the date of its incorporation, declared or paid any dividends, nor does it intend to declare any dividend for the foreseeable future.

B. Significant Changes

None

Item 9. THE LISTING

A. Listing Details and Markets

The Common Shares of the Company are listed on the TSX Venture Exchange under the symbol KNP and on the Frankfurt Stock Exchange under symbol KRL. The Company's primary listing is on the TSX Venture Exchange. The following table sets out the market price range of the Common Shares on the TSX Venture Exchange within each of the periods indicated:

Market Prices	High ($)	Low ($)	Average Daily Trading Volume
Annual High and Low Fiscal 2004 Fiscal 2003 Fiscal 2002 Fiscal 2001 Fiscal 2000	1.30 0.90 0.35 0.32 1.25	0.48 0.04 0.04 0.03 0.11	150,035 114,894 15,794 23,140 77,656
Quarterly High and Low
Fiscal 1st Quarter - 2004
Fiscal 2nd Quarter - 2004
Fiscal 3rd Quarter - 2004
Fiscal 4th Quarter - 2004

Fiscal 1st Quarter - 2003
Fiscal 2nd Quarter - 2003
Fiscal 3rd Quarter - 2003
Fiscal 4th Quarter - 2003
	1.16 1.30 1.14 0.85 0.11 0.26 0.38 0.90	0.48 0.90 0.60 0.57 0.04 0.05 0.18 0.23	284,332 125,576 84,083 106,148 20,509 17,090 41,786 380,192
Most Recent Six Months December 2004 November 2004 October 2004 September 2004 August 2004 July 2004	0.22 0.35 0.59 0.82 0.75 0.85	0.16 0.18 0.28 0.57 0.60 0.65	200,923 208,677 396,565 176,690 83,552 58,204

There is no active trading market for the Common Shares in the United States, although United States residents may purchase Common Shares in Canada.

As a foreign private issuer the Company will be subject to certain of the reporting obligations of the Exchange Act including:

(1)	filing an annual report, on a Form 20-F, within 6 months after the end of the Company’s fiscal year end which form must include audited financial statements in compliance with US GAAP.
(2)
filing periodic reports on Form 6-K, any “significant information” with respect to the Company and its subsidiaries which the Company (i) is required to make public in its own country, (ii) has filed with a non-U.S. stock exchange on which the Company’s securities are traded and which the exchange has make public, or (iii) has distributed to holders of its securities, either directly or through a press release.

As a foreign private issuer the Company will not be subject to the reporting obligations of the proxy rules of Section 14 of the Exchange Act nor the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Item 10. ADDITIONAL INFORMATION

A. Memorandum and Articles of Incorporation

The information called for by Item 10.A has been reported previously in the Company’s registration statement on Form 20-F dated February 26, 2004.

B. Material Contracts

Other than contracts described in “Item 4(D) - Property, plant and equipment” there are no contracts that may be regarded as material.

C. Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See ”Item 10(D) - Taxation.”

There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Common Shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain “non-Canadian” individuals, governments, corporations or other entities who wish to acquire a “Canadian business” (as defined in the Investment Canada Act), or establish a “new Canadian business” (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as “Investment Canada”. The Investment Canada Act requires that certain acquisitions of control by a Canadian business by a “non-Canadian” must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Canada Act. Only acquisitions of control rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition which has been completed, the acquired Canadian business would be divested. Failure to comply with the review provisions of the Investment Canada Act could result in, among other things, an injunction or a court order directing disposition of assets or shares.

D. Taxation

The following is a general discussion of certain possible Canadian and United Sates federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local, or foreign tax consequences.

IT IS RECOMMENDED THAT HOLDERS AND PROSPECTIVE HOLDERS OF COMMON SHARES OF THE COMPANYCONSULT THEIR OWN TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES OF THE COMPANY.

U. S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is a citizen or individual resident of the United States, a company or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.

A “U.S. Resident” means a U.S. Holder who (i) is a resident of the United States for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Convention”); (ii) is not currently, nor has previously been a resident of Canada or deemed to be a resident of Canada for the purposes of the Income Tax Act (Canada) (herein referred to as the “Canada Tax Act”) at any time while the holder has held common shares; (iii) holds his or her common shares as capital property; (iv) deals at arm’s length with the Company for the purposes of the Canada Tax Act; and (v) does not use or hold, and is not deemed under the Canada Tax Act to use or hold, such common shares in carrying a business or performing independent services in Canada. Common shares will generally be considered to be capital property to a U.S. Resident unless they are held as inventory in the course of carrying on a business or were acquired in a transaction considered to be an adventure or concern in the nature of trade.

This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

CANADIAN FEDERAL INCOME TAX CONSEQUENCES

The following discussion is based upon the current provisions of the Canada Tax Act and the regulations (the “Regulations”) enacted thereunder as at the date hereof, the Company’s understanding of the current published administrative and assessing policies of the Canada Revenue Agency, all specific proposals to amend the Canada Tax Act and the Regulations publicly announced by the Minister of Finance before the date hereof (the “Proposed Amendments”) and the provisions of the Convention as at the date hereof. This summary does not take into account provincial, territorial or foreign income tax considerations (see “United States Federal Income Tax Consequences” below), and does not take into account or anticipate any changes in law, whether by judicial, governmental or legislation decision or action except to the extent of the Proposed Amendments. No assurance can be given that any of the Proposed Amendments will be enacted into law or that legislation will implement the Proposed Amendments in the manner now proposed.

Distribution on Common Shares of the Company

Under the Convention, dividends which are paid or credited, or are deemed to be paid or credited, to a U.S. Resident in respect of the common shares will generally be subject to Canadian withholding tax at a rate of 5% of the gross amount of the dividends if the beneficial owner of the dividends is a company which owns at least 10% of the voting stock of the Company or 15% of the gross amount of the dividends if the beneficial owner of the dividends is any other U.S. Resident (other than certain exempt organizations referred to in Article XXI of the Convention).

Disposition of Common Shares of the Company

A U.S. Resident will generally not be subject to tax under the Canada Tax Act in respect of any capital gain realized on the disposition or deemed disposition of common shares unless such common shares are “taxable Canadian property”, as defined in the Canada Tax Act, to the U.S. Resident. The common shares will not generally constitute taxable Canadian property to a U.S. Resident unless either (i) at any time during the five -year period ending at the time of the disposition of the common shares by such U.S. Resident, 25% or more of the issued shares (and in the view of the Canada Revenue Agency, taking into account any rights to acquire shares) of any class or series of the capital stock of the Company were owned by such U.S. Resident, persons with whom the U.S. Resident did not deal at arm’s length or such U.S. Resident together with such persons, or (ii) the U.S. Resident’s common shares are otherwise deemed to be taxable Canadian property. Capital gains realized on the disposition of common shares that constitute taxable Canadian property to a U.S. Resident will nevertheless, by virtue of the Convention, not be subject to tax under the Canadian Tax Act, provided that shares of the Company do not derive their value principally from real property, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production, situated in Canada at the time of disposition.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holders’ federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sales of exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% or 80% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% or 20%, respectively, of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current temporary Treasury Regulations, dividends paid, and the proceeds of a sales of Company’s common shares, will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the Company or paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company are encouraged to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize a gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. This gain or loss will be a capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Lower long-term capital gain rates will apply if the U.S. Holder is an individual, estate or trust and such U.S. Holder has held the common shares for more than twelve months. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later taxation years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 50% (60% in the first year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company may be treated as a “foreign personal holding company”. In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and is either a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more. The Company believes that it qualified as a PFIC for the current fiscal year and may qualify as a PFIC in subsequent years. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged or that it will able to satisfy record keeping requirements which will be imposed on a Qualified Electing Fund (“QEF”). Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC may elect to be subject to United States federal income taxation under one of two alternative tax regimes. In the event that no such election is made, the PFIC rules will apply. The following is a discussion of the two alternative elective tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, directly and indirectly, ten percent (10%) or more of the total combined voting power of all classes of shares of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

Assuming that the Company satisfies record-keeping requirements, a U.S. Holder who elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first tax year in which the Company qualified as a “qualified electing fund” with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, directly and indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

If the Company no longer qualifies as a PFIC in a subsequent year, a timely QEF election will remain in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company requalifies as a PFIC, the QEF election previously made is still valid, and the U.S. Holder is required to satisfy the requirements of that election. Furthermore, a QEF election remains in effect with respect to a U.S. Holder, although dormant, after a U.S. Holder disposes of its entire interest in the Company. Upon the U.S. Holder’s reacquisition of an interest in the Company, the QEF election will apply to the newly acquired stock of the Company.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. U.S. Holder’s adjusted tax basis in the common shares of the Company will be increased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election only applies to the taxable year in which the election was made. A separate election must be made by a U.S. Holder for each subsequent taxable year. Because the Internal Revenue Service has not established procedures for making a mark-to-market election, U.S. Holders are encouraged to consult their tax advisor regarding the manner of making such an election.

If a U.S. Holder does not make a timely QEF or mark-to-market election during a year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and (ii) certain “excess distributions”, as specifically defined, by the Company.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares over the entire holding period for the Company. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. An Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee’s basis is equal to (i) the fair market value of the Electing U.S. Holder’s common shares, less (ii) the excess of the fair market value of the Electing U.S. Holder’s common shares reduced by the U.S. Holder’s adjusted basis in these common shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to Company common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Company is owned, directly and indirectly, by citizens or residents of the United States, United States domestic partnerships and companies or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Company (“United States shareholder”), the Company could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

E. Documents on Display

The Documents concerning the Company which are referred to in this Report are either annexed hereto as exhibits (See Item 19) or may be inspected at the principal offices of the Company.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Qualitative Information about Market Risk

Currency Exchange Rate Sensitivity

The results of the Company’s operations are subject to currency translation risk and currency transaction risk. Regarding currency translation risk, the operating results and financial position of the Company and Company’s subsidiaries are reported in Canadian dollars in the Company’s consolidated financial statements. The Company incurs certain costs in US dollars. The fluctuation of the US dollar in relation to the Canadian dollar will therefore have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

In regards to transaction risk, the Company’s functional currency is the Canadian dollar and its activities are predominantly executed using the Canadian dollar. The Company incurs a relatively small portion of its expenses in U.S. dollars. The Company’s common shares are listed on the TSX Venture Exchange and are bought and sold in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Interest Rate Sensitivity

The Company currently has no short term or long term debt requiring interest payments. As a result, the Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

Commodity Price Sensitivity

The future revenue and profitability of the Company will be dependent, to a significant extent, upon prevailing spot market prices for metals and hydrocarbons. In the past metal and hydrocarbon prices have been volatile. Prices are subject to wide fluctuations in response to changes in supply of and demand for metals and hydrocarbons, market uncertainty and a variety of additional factors that are beyond the control of the Company. The Company’s properties are in the exploration phase and accordingly the Company is not generating any operating revenues and is therefore not subject to any short term volatility in the prices of metals and hydrocarbons. As the Company is in the exploration phase, the above factors have had no material impact on operations or income. No futures or forward contracts have been entered into by the Company.

PART II

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

Item 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS

None

Item 15. CONTROLS AND PROCEDURES

As of September 30, 2004 ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO"), of the effectiveness of our disclosure controls and procedures. Based on the evaluation, the CEO has concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's CEO, including during the period in which this annual report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There have been no significant changes in the Company's internal controls over financial reporting or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation, nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

All of the members of the Audit Committee are financially literate and the Board has determined that Laurie Sadler of the Audit Committee meets the requirements of an “audit committee financial expert”: as defined in Item 16A of Form 20-F.

Item 16B. CODE OF ETHICS

The Company is in the process of preparing a code of ethics that applies to all the Company’s Officers, including the President and the Chief Executive Officer. A code of ethics has not been adopted at the date of this annual report.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP, Chartered Accountants acted as the Company’s independent registered public accounting firm for the fiscal periods ended September 30, 2004 and 2003. The chart below sets forth the total amount billed the Company by KPMG LLP for services performed in the years 2004 and 2003 and breaks down these amounts by category of service in Cdn$:

	Year 2004 $	Year 2003 $
Audit	32,000	20,500
Audit Related	nil	nil
Tax	7,500	nil
All Other Fees	nil	nil

“Audit Fees” are the aggregate fees billed by KPMG LLP for the audit of the Company’s consolidated annual financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements and assistance in responding to comment letters from securities regulatory bodies and consultations with the Company’s management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretation by the securities regulatory authorities, accounting standard vetting bodies or other regulatory or standard setting bodies.

“Audit-Related Fees” are fees charged by KPMG LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees.” This category comprises fees billed for independent accountant review of the interim financial statements and Management Discussion and Analysis, as well as advisory services associated with the Company’s financial reporting.

“Tax Fees” are fees for professional services rendered by KPMG LLP for tax compliance and tax advice on actual or contemplated transactions.

Audit Committee’s pre-approval policies and procedures

The Audit Committee nominate and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by KPMG LLP. Any services provided by KPMG LLP that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.

PART III

Item 17. FINANCIAL STATEMENTS

The consolidated financial statements of the Company have been prepared on the basis of Canadian GAAP. A reconciliation to U.S. GAAP is included therein.

The Report of the Independent Registered Public Accounting Firm, financial statements and notes thereto, schedules thereto as required under Item 17 are found immediately below. The Reports of KPMG LLP and Dale Matheson Carr-Hilton are included herein immediately preceding the respective financial statements, notes, schedules, etc.

Financial Statements:

Report of Independent Registered Public Accounting Firm

Comments by Auditor for U.S. Readers on Canada - U.S. Reporting Differences

Consolidated Balance Sheets
as of September 30, 2004 and September 30, 2003

Consolidated Statements of Operations for the Years Ended
September 30, 2004, September 30, 2003 and September 30, 2002

Consolidated Statement of Cash Flows for the Years Ended
September 30, 2004, September 30, 2003 and September 30, 2002

Consolidated Statement of Shareholders Equity for the Years Ended
September 30, 2004, September 30, 2003 and September 30, 2002

Notes to the Consolidated Financial Statements

All other financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.

Item 18. FINANCIAL STATEMENTS

The Company has elected to report under Item 17.

Item 19. EXHIBITS

1.1 Memorandum and Articles of Incorporation (previously filed)

4.1 Certificates of Name Change (previously filed)

4.2 Agreement dated November 1, 2001 with Polaris Resources Ltd. (previously filed)

4.3 Option and joint venture agreement dated March 26, 2003 between the
Company and Anglo American Exploration (Canada) Ltd. (previously filed)

12.1 Certification of Harvey Keats required by Rule 13a-14(a)

12.2 Certification of David Patterson required by Rule 13a-14(a)

13.1 Section 906 of the Sarbanes-Oxley Act of 2002, Certification of Harvey Keats

13.2 Section 906 of the Sarbanes-Oxley Act of 2002, Certification of David Patterson

14.1 Auditors' Report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual repot on its behalf.

Dated: February 16, 2005       Knight Resources Ltd.

By:/s/David Patterson
David Patterson,
Chief Executive Officer

Knight Resources Ltd.

Consolidated Financial Statements

KPMG

KPMG LLP                                                     Telephone (604) 691-3000
Chartered Accountants                                 Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street  Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Knight Resources Ltd.

We have audited the consolidated balance sheets of Knight Resources Ltd. as at September 30, 2004 and 2003 and the consolidated statements of operations, cash flows and shareholders’ equity (deficiency) for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Knight Resources Ltd. as at September 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/KPMG LLP/s/

Chartered Accountants Vancouver, Canada
November 19, 2004, except as to note 15(b),
which is as of November 23, 2004

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements, and when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change described in note 3 to the consolidated financial statements. Our report to the board of directors dated November 19, 2004, except as to note 15(b), which is as of November 23, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are adequately disclosed in the consolidated financial statements, and which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/KPMG LLP/s/

Chartered Accountants
Vancouver, Canada
November 19, 2004, except as to note 15(b),
which is as of November 23, 2004

KNIGHT RESOURCES LTD.
(An exploration stage company)
Consolidated Balance Sheets
(Canadian Dollars)

	September 30,	September 30,
	2004	2003
ASSETS

Current assets
Cash and cash equivalents	$ 764,000	$ 715,030
Short-term investments	294,711	42,745
Accounts receivable	16,371	26,594
Advances for exploration	-	883,835
Tax credits recoverable	2,843,026	858,000
Prepaid expenses	37,946	13,919

Total Current Assets	3,956,054	2,540,123

Property, plant and equipment (note 5)	22,070	6,161

Unproven oil and gas properties (note 6)	-	460,000

Total Assets	$ 3,978,124	$ 3,006,284

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 7)	$ 1,388,398	$ 106,466

Shareholders' equity
Share capital (note 8)
Authorized - 100,000,000 common shares without par value
Issued and outstanding - 48,411,706 (2003 - 36,215,437)	15,532,563	10,431,488
Contributed surplus	2,042,698	62,000
Deficit	(14,985,535)	(7,593,670)

Total Shareholders' Equity	2,589,726	2,899,818

Total Liabilities and Shareholders' Equity	$ 3,978,124	$ 3,006,284

Nature of operations (note 1)
Contingency (note 7)
Commitments (notes 7 and 13)
Subsequent events (notes 7 and 15)

See accompanying notes to the financial statements.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Consolidated Statements of Operations
(Canadian Dollars)

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2004	2003	2002
Revenue
Oil and gas sales	$ 15,873	$ 26,665	$ 7,474

Production expenses
Royalties	3,890	6,769	24,938
Operating costs	7,707	5,355	8,533
Depletion	-	-	89,477

	11,597	12,124	122,948

Net production income (loss)	4,276	14,541	(115,474)

Expenses
Exploration expenditures (see schedule 1) (note 7)	3,956,011	1,124,685	-
General and administrative (see schedule 2)	2,550,322	399,950	174,443
Interest	-	19,071	30,800
Promotion	356,635	63,054	-
Property investigation expenditures	-	-	46,844
Travel	130,689	18,627	9,899
Forgiveness of accounts payable and accrued liabilities	-	(13,422)	-
Loss on disposal of property, plant and equipment	1,854	-	-
Refund of abandonment deposit (note 6)	(129,370)	-	-
Write-off of oil and gas property (note 6)	530,000	-	397,247

	7,396,141	1,611,965	659,233

Loss for the year	$ (7,391,865)	$ (1,597,424)	$ (774,707)

Basic and diluted loss per share	$ (0.16)	$ (0.08)	$ (0.09)

Weighted average number of shares outstanding	45,722,169	19,011,564	9,053,649

See accompanying notes to the financial statements.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Canadian Dollars)

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2003	2003	2002
Cash Provided by (Used for):

Operating Activities
Loss for the year	$ (7,391,865)	$ (1,597,424)	$ (774,707)
Items not involving cash:
Amortization	5,741	2,406	1,135
Stock-based compensation expense (note 9)	2,003,198	62,000	-
Depletion	-	-	89,477
Forgiveness of accounts payable and accrued liabilities	-	(13,422)	-
Interest accrued on convertible debenture	-	19,071	-
Loss on disposal of property, plant and equipment	1,854	-	-
Write-off of oil and gas property	530,000	-	397,247
Accrued interest income	(1,966)	-	-
Changes in non-cash operating working capital:
Accounts receivable	10,223	(15,716)	29,202
Advances for exploration	883,835	(883,835)	-
Tax credits recoverable	(1,985,026)	(858,000)	-
Prepaid expenses	(24,027)	(13,919)	-
Accounts payable and accrued liabilities	1,281,932	(1,506)	108,701

	(4,686,101)	(3,300,345)	(148,945)

Financing Activities
Repayment of convertible debenture	-	(311,556)	-
Loans payable to related parties	-	(150,100)	150,100
Issuance of share capital	5,078,575	4,640,625	170,000

	5,078,575	4,178,969	320,100

Investing Activities
Purchase of short-term investments	(250,000)	(42,745)	-
Purchase of property, plant and equipment	(23,504)	(5,918)	-
Expenditures on unproven oil and gas property	(70,000)	(115,000)	(356,000)

	(343,504)	(163,663)	(356,000)

Increase (decrease) in cash and cash equivalents	48,970	714,961	(184,845)

Cash and cash equivalents, beginning of year	715,030	69	184,914

Cash and cash equivalents, end of year	$ 764,000	$ 715,030	$ 69

Supplementary information:
Interest received	$ 50,864	$ 11,002	$ 243
Tax credits received	$ 690,987	$ -	$ -

See accompanying notes to the financial statements.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity (Deficiency)
(Canadian Dollars)

						Total
						Shareholders'
		Common shares without par value	Subscription	Contributed		Equity
	Number	Amount	Proceeds	Surplus	Deficit	(Deficiency)

Balance at September 30, 2001	6,276,937	$ 5,130,863	$ 490,000	$ -	$ (5,221,539)	$ 399,324
Issuance of common shares for cash	1,850,000	370,000	(340,000)	-	-	30,000
Issuance of flow-through common shares
for cash	1,450,000	290,000	(150,000)	-	-	140,000
Loss for the year	-	-	-	-	(774,707)	(774,707)

Balance at September 30, 2002	9,576,937	5,790,863	-	-	(5,996,246)	(205,383)
Issuance of common shares for cash	26,638,500	4,640,625	-	-	-	4,640,625
Stock-based compensation expense (note 9)	-	-	-	62,000	-	62,000
Loss for the year	-	-	-	-	(1,597,424)	(1,597,424)

Balance at September 30, 2003	36,215,437	10,431,488	-	62,000	(7,593,670)	2,899,818
Issuance of common shares for cash	10,688,769	4,294,675	-	-	-	4,294,675
Issuance of flow-through common shares
for cash	1,507,500	783,900	-	-	-	783,900
Fair value of stock options exercised	-	22,500	-	(22,500)	-	-
Stock-based compensation expense (note 9)	-	-	-	2,003,198	-	2,003,198
Loss for the year	-	-	-	-	(7,391,865)	(7,391,865)

Balance at September 30, 2004	48,411,706	$ 15,532,563	$ -	$ 2,042,698	$ (14,985,535)	$ 2,589,726

See accompanying notes to the financial statements.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Notes to the Consolidated Financial Statements
September 30, 2004, 2003 and 2002
(Canadian Dollars)

1. Nature of Operations

Knight Resources Ltd. (“the Company”) is a public company incorporated under the Company Act, British Columbia, Canada. Its shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange. The principal business of the Company is to explore natural resource properties.

The Company is in the process of exploring mineral properties and has not yet determined whether these properties contain deposits that are economically recoverable. The continuing operations of the Company and the recoverability of the amounts shown for mineral and oil and gas properties are dependent upon obtaining necessary financing to meet the Company’s commitments as they come due and to finance exploration and development of the properties, the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties and upon future profitable production or proceeds from disposition of the mineral and oil and gas properties. The amounts shown as mineral and oil and gas properties represent net costs to date, less amounts depleted and/or written off, and do not necessarily represent present or future values.

2. Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principals (“Canadian GAAP”). Except as indicated in note 16, these financial statements also comply in all material measurement respects with generally accepted accounting principles used in the United States of America.

a) Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Knight Petroleum (Delaware) Corp. (note 4). All intercompany amounts are eliminated on consolidation.

b) Cash and cash equivalents

Cash and cash equivalents consists of cash on deposit with banks or highly liquid short-term interest bearing securities with maturities at purchase dates of ninety days or less.

c) Short-term investments

Short-term investments consist of money market instruments with terms to maturity, at the date of issue, greater than ninety days.

d) Property, plant and equipment

Property, plant and equipment is recorded at cost and amortized over the estimated useful lives of the assets on the following basis:

Computer software100% declining balance per annum
Computer hardware30% declining balance per annum
Office furniture and equipment20% declining balance per annum

The Company periodically evaluates the recoverability of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

e) Unproven oil and gas properties

The Company follows the full-cost method of accounting for costs of oil and gas properties whereby all costs relating to exploration and development of petroleum and natural gas are capitalized. Such costs by area of interest include geological and geophysical expenditures, land acquisition costs and costs of drilling productive and non-productive wells and general and administrative costs directly related to exploration and development activities.

2. Significant Accounting Policies (cont’d)

When and if production is attained, these costs are depleted using the units of production method based upon estimated proven recoverable reserves. The company applies a ceiling test in respect of producing properties to determine that the capitalized costs of producing properties will be recovered from estimated net future revenues from the production of proved reserves at year-end oil and gas prices. No gains or losses are ordinarily recognized upon the sale or disposition of oil and gas properties within a specified area of interest, except under circumstances which result in a major disposal of assets or a sale or abandonment of an entire area of interest.

The carrying value of capitalized costs for producing and exploration stage oil and gas properties are separately reviewed at each reporting period to determine if impairment in value is indicated. Should impairment occur, the carrying value will be written down to an estimated net recoverable amount. Future depletion charges will be based on the revised carrying values for producing properties.

Costs incurred for initial new property investigation where no acquisition occurs are expensed as incurred.

f)	Unproven mineral property claims

All direct costs related to the acquisition of mineral property interests are capitalized by property. Exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized.

Gains and losses are recognized on property dispositions when the value of the consideration received exceeds or is less than, respectively, the carrying value of the property. Partial dispositions or option proceeds with respect to undeveloped properties are credited against the cost of the related property except that, when the proceeds exceed the cost, the excess is credited to operations. The aggregate costs related to abandoned properties are charged to operations.

The Company reviews the carrying values of mineral property interests on a regular basis by reference to the project economics, including the timing of the exploration work, the work programs and exploration results experienced by the Company and others. When the carrying value of a property exceeds its estimated net recoverable amount, an impairment provision is made for the other than temporary decline in value.

Under CICA Handbook Section 3061, Property, Plant and Equipment, and Emerging Issue Committee Abstract 126, Accounting by Mining Enterprises for Exploration Costs, mining enterprises that have not established mineral reserves are not precluded from considering the capitalized costs of acquired mineral rights to have characteristics of property, plant and equipment. The Company follows these recommendations and therefore the unproven mineral property claim costs are initially capitalized as property, plant and equipment. Such assets are tested for impairment in accordance with the provisions of the CICA Handbook Section 3063, Impairment of Long-lived Assets. Capitalized mineral property acquisition costs are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized at the date it is tested for recoverability and when the carrying amount of the mineral property exceeds the sum of the undiscounted cash flows expected to result from its production and/or disposition. The impairment loss is measured as the amount by which the carrying amount of the mineral property exceeds its fair value.

The Company has interpreted the adoption of CICA Handbook Sections 1581 and 3062 and has determined that it is not required to change its accounting for the cost of its contract based mining assets.

g) Loss per share

Basic loss per common share is computed by dividing earnings (loss) by the weighted average number of common shares outstanding during the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options, warrants and other dilutive instruments. Diluted loss per share does not differ from basic loss per share for all periods as the effect of all outstanding dilutive securities would be anti-dilutive.

2. Significant Accounting Policies (cont’d)

h) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depletion and amortization, stock-based compensation and income taxes. Actual results could differ from those estimates.

i) Foreign currency translation

Transactions in foreign currencies are translated at rates prevailing on the dates of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated at the year end into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign exchange gains and losses are included in income.

j) Future income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax basis of the assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

k) Stock-based compensation

The Company’s stock-based compensation plan is described in note 9 and the Company’s accounting policies for stock-based compensation are described in note 3. Effective October 1, 2003, the Company changed its accounting policy for stock-based compensation and adopted the fair value based method to account for stock-based transactions with employees, non-employees and directors. Accordingly, the fair value of the stock options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period. Any consideration paid on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

3. Change in Accounting Policy

Effective October 1, 2003, the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after October 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”). Previously, for valuing stock-based compensation awards granted to employees and directors, the Company used the intrinsic value method where stock-based compensation expense is recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common exercise price on the day that options are granted. The Company also previously accounted for stock-based payments to non-employees in accordance with the fair value method.

4. Acquisition and Dissolution

On June 12, 2002, the Company entered into an acquisition and merger agreement with Canada Trace Capital Corp. (“Canada Trace”), a Delaware, U.S.A. company. The agreement required the Company to issue 150,000 common shares to the sole shareholder of Canada Trace. Canada Trace was a U.S.A. reporting issuer with no active business operations. Following the purchase of Canada Trace, Canada Trace merged with the Company’s 100% owned subsidiary, Knight Petroleum (Delaware) Corp. The purpose of this transaction was to continue Canada Trace’s U.S.A. reporting issuer status to the Company.

4. Acquisition and Dissolution (cont’d)

The Company was not able to utilize the proposed structure to continue the U.S.A. reporting issuer status. Subsequent to September 30, 2002, the terms of the agreement with Canada Trace were amended whereby the consideration for the acquisition of the issued and outstanding shares of Canada Trace was reduced to $10. This amount has been paid. As at September 30, 2002, the Company recorded the acquisition of Canada Trace at a nominal value and no values were assigned to assets or liabilities as they were not material.

On March 27, 2003, the Company dissolved its wholly owned subsidiary, Knight Petroleum (Delaware) Corp. From the time of the subsidiary’s incorporation, June 12, 2002, to the date of dissolution, there was no active business carried out through the subsidiary and the subsidiary had no assets or liabilities. The dissolution of Knight Petroleum (Delaware) Corp. resulted in no gain or loss.

5. Property, plant and equipment

		2004
		Accumulated	Net Book
	Cost	Amortization	Value

Computer hardware	$ 7,876	$ 1,285	$ 6,591
Computer software	5,303	3,901	1,402
Office furniture and equipment	16,244	2,167	14,077

	$ 29,423	$ 7,353	$ 22,070

		2003
		Accumulated	Net Book
	Cost	Amortization	Value

Computer hardware	$ 6,764	$ 4,566	$ 2,198
Computer software	2,499	1,249	1,250
Office furniture and equipment	3,014	301	2,713

	$ 12,277	$ 6,116	$ 6,161

6. Unproven Oil and Gas Properties

Maycroft
Balance at September 30, 2001
Due diligence	$ 7,500
Seismic costs	125,000
Well licence preparatory work	212,500

Balance at September 30, 2002	$ 345,000
Lease payments	11,924
Well licence preparatory work	103,076

Balance at September 30, 2003	$ 460,000
Well licence preparatory work	70,000
Write-off of deferred costs	(530,000)

Balance at September 30, 2004	$ -

6. Unproven Oil and Gas Properties (cont’d)

Maycroft Property

In November 2001, the Company entered into a farmout agreement with Polaris Resources Ltd. (‘Polaris’) to participate and earn a 25% before payout (20% after payout) working interest, subject to a 9% overriding royalty in a gas prospect in the Foothills region of Alberta, Canada. The Company has a director in common with Polaris. Upon signing the agreement, the Company advanced Polaris $125,000 for seismic costs and has advanced an additional $397,500 for preparatory work to obtain a well licence. On December 16, 2003 the Alberta Energy & Utilities Board (“AEUB”) denied the well licence application. The Company’s interest in the property remains in good standing, however, as at September 30, 2004, the Company has written off all of the deferred costs as there has been no progress towards obtaining a well licence.

Lagarde Property

During the year ended September 30, 2004, the Company completed the abandonment of the initial Lagarde Property test well. The abandonment was completed at a cost that was less than previously estimated which resulted in a recovery of $4,168. The Company sold the used wellhead and used tubing for net proceeds of $8,250.

Refund of Abandonment Deposit

During the year ended September 30, 2004, the Company received $129,370 from Tri-Valley Oil & Gas Co. (“Tri-Valley”). The funds represent the Company’s share of abandonment funds advanced to Tri-Valley in 1999 for the drilling of the Ekho No. 1 test well. The Company’s share of abandonment funds were returned because Tri-Valley decided to re-enter the well and consequently took over the responsibility for the abandonment of the well. During fiscal 2000, the Company determined that further expenditures on the test well were not warranted and as a result, the Company wrote off all of its deferred exploration costs as at September 30, 2000.

South Whale Basin

On June 25, 2002, the Company announced that it had entered into an option agreement with Polaris to acquire a 75% interest in the South Whale Basin Property, located offshore Newfoundland, for a total consideration of $2,000,000 and 9,500,000 common shares. On August 28, 2002 it was announced that due to market conditions, the Company would not be proceeding with the option to acquire the South Whale Basin Property. The Company advanced to Polaris a $20,000 non-refundable option payment and incurred $26,844 of engineering and geological fees for due diligence. These amounts were expensed during the year ended September 30, 2002.

7. Unproven Mineral Property Claims

West Raglan Property

Cumulative expenditures	2004	2003	2002

Exploration expenditures	$ 8,627,126	$ 1,982,685	$ -
Refundable tax credits and mining duties	(3,534,012)	(858,000)	-

Net exploration expenditures	$ 5,093,114	$ 1,124,685	$ -

As at September 30, 2004, the Company owes Anglo American Exploration (Canada) Limited (‘Anglo American’) $1,351,702 for exploration expenditures incurred on the West Raglan Property, which is included in accounts payable and accrued liabilities.

On March 26, 2003, the Company entered into a formal option and joint venture agreement with Anglo American Exploration (Canada) Limited (‘Anglo American’), whereby the Company can earn a 49% participating joint venture interest in the West Raglan Project (‘the Project’) located in northern Quebec, Canada, currently 720km2.

To exercise the option, the Company must incur a total of $11.8 million of expenditures on exploration and related work on or before December 31, 2006, as follows:

7. Unproven Mineral Property Claims (cont’d)

	December 31,
	2003	2004	2005	2006

Minimum work expenditure commitment	$ 1,700,000	$ 2,300,000	$ 3,400,000	$ 4,400,000

Anglo American will contribute to exploration funding by participating in private placements in the Company in an amount equal to 20% of approved exploration program expenditures. As of September 30, 2004, Anglo American has contributed a total of $1,220,000 (note 8(a)) pursuant to private placements and $138,000 pursuant to the exercise of warrants. Anglo American is only obligated to complete any private placement from time to time if it is satisfied, in its sole discretion, that the Company has sufficient funds to pay the balance of the costs of the exploration program.

Exploration will be carried out by Anglo American, under the direction of a Management Committee comprised of two representatives from each of the Company and Anglo American. Anglo American will have the deciding vote in the case of a Management Committee stalemate. The Management Committee will determine the nature of the expenditures to be incurred by the Company to exercise the option.

Anglo American will be entitled to charge an administrative and overhead charge of 12% of direct project costs during the option period. The Company has also granted to Anglo American the right to purchase, at fair market value, all mineral products assigned to the Company’s interest in any future mine developed on the Project. Anglo American has the right to increase its interest in the Project from 51% to 70% by completing, at its own cost, a bankable feasibility study. At the Company’s election, Anglo American can further increase its interest in the Project to 75% by arranging production financing for both parties.

If the Company exercises the option and a joint venture is formed, the Company and Anglo American are required to contribute to joint venture expenditures in accordance with their respective interests in the project from time to time. Failure to contribute will result in a party’s interest being diluted. Should either party’s interest fall below 10%, that interest will be reduced to a 1% net smelter royalty, purchasable at the discretion of the other party for $2,000,000. The Company and Anglo American both have a right of first refusal to purchase all or any part of the other party’s interest in the Project.

On April 21, 2004 Novawest Resources Inc. of Vancouver, BC, commenced litigation in the Supreme Court of British Columbia against Anglo American. The lawsuit, Action No. SO42230, relates primarily to the question of ownership of the claims that form the West Raglan Property. On June 24, 2004 Anglo American filed a Statement of Defence in the Supreme Court of British Columbia. In the Statement of Defense, Anglo American provides a detailed account of the events that led to Anglo American’s staking of the West Raglan Property, and more specifically challenges the basis for all claims made by Novawest Resources Inc.

On November 12, 2004 the Company commenced litigation in the Supreme Court of British Columbia against Novawest and all the directors and officers of Novawest (the ‘Personal Defendants’). The lawsuit, Action No. SO46306 alleges that the Novawest Action was filed, at the behest of the Personal Defendants, with the purpose, among other things, of causing injury to the Company.

The Company is relying on representations in its Option and Joint Venture Agreement with Anglo American that Anglo American is the valid owner of all of the claims that form the West Raglan Project.

8. Share Capital

a)	Private placements:

During the years ended September 30, 2004, 2003 and 2002, the Company completed the following private placements:

i)
During 2004, the Company issued 6,730,769 common shares via a non-brokered private placement at a price of $0.52 per share for gross proceeds of $3,500,000. Along with the shares, the Company issued 6,730,769 non-transferable share purchase warrants entitling the holder to purchase one additional common share of the Company at a price of $0.65 expiring June 10, 2005. Anglo American purchased 1,692,308 common shares for proceeds of $880,000 (note 7). Of the 6,730,769 common shares and warrants issued, 1,507,500 are flow-through common shares and 1,007,500 are flow-through warrants. For income tax purposes, the subscription funds of $783,900 relating to the flow-through common shares will be applied towards carrying out exploration activities and the expenditures will be renounced in favour of the subscriber. Accordingly, the Company will not have available deductions from taxable income in respect of such expenditures.

ii)
During 2003, the Company issued 8,000,000 common shares to Donner Minerals Ltd. (“Donner”) via a non-brokered private placement at a price of $0.10 per share for proceeds of $800,000. Along with the shares, the Company issued Donner 8,000,000 non-transferable share purchase warrants entitling Donner to purchase one additional common share of the Company at a price of $0.15 expiring March 25, 2005. Donner and the Company have common directors and officers. As at September 30, 2004, Donner owned approximately 17% of the Company’s issued and outstanding common shares.

iii)
During 2003, the Company issued 10,000,000 common shares via a brokered offering at a price of $0.20 per share for gross proceeds of $2,000,000 (net $1,822,500). The Company paid a commission of $150,000 cash and 250,000 common shares and incurred fees of $27,500. Along with the shares, the Company issued 10,250,000 non-transferable share purchase warrants entitling the holder to purchase one additional common share of the Company at a price of $0.25 expiring May 12, 2005. The Company granted an Agent’s Option entitling the Agent to purchase 1,500,000 units at $0.20 per unit comprised of one common share and one non-transferable share purchase warrant with an exercise price of $0.25 expiring in two years. The Agent’s Option expires May 12, 2005.

iv)
During 2003, the Company issued 1,700,000 common shares to Anglo American via a non-brokered private placement at a price of $0.20 per share for proceeds of $340,000 (note 6). Along with the shares, the Company issued 1,700,000 non-transferable share purchase warrants entitling the holder to purchase one additional common share of the Company at a price of $0.25 expiring May 12, 2005.

v)
During 2002, the Company issued 2,450,000 common shares at $0.20 per share totaling $490,000. Along with the common shares, the company issued 2,450,000 share purchase warrants entitling the holder to purchase one additional common share at $0.25 per share expiring on October 2, 2003. Of the 2,450,000 common shares and warrants, 750,000 were flow through. The subscription funds of $150,000 relating to the flow through shares were applied towards carrying out exploration activities and for income tax purposes, the expenditures were renounced in favour of the subscriber. As at September 30, 2002, the $150,000 flow-through funds have been spent and renounced to the subscribers.

vi)
During 2002, the Company issued 850,000 common shares at $0.20 per share totaling $170,000. Along with the common shares, the company issued 850,000 share purchase warrants entitling the holder to purchase one additional common share at $0.22 per share expiring on March 26, 2004. Of the 850,000 common shares and warrants, 700,000 were flow through. The subscription funds of $140,000 relating to the flow through shares were applied towards carrying out exploration activities and for income tax purposes, the expenditures were renounced in favour of the subscriber. As at September 30, 2002, the $140,000 flow-through funds have been spent and renounced to the subscribers.

This private placement was originally for 1,000,000 shares at $0.20 per share totaling $200,000. However, the Company only collected $170,000. The 1,000,000 shares were issued from treasury but were not distributed to the subscribers. These shares were returned to treasury and cancelled, and 850,000 shares were issued in their place.

8. Share Capital (cont’d)

b) Warrants:

As at September 30, 2004, warrants exercisable and outstanding are as follows:

Balance at			Balance at
September 30,			September 30,
2003	Granted	Exercised	2004	Exercise Price	Expiry Date

640,000	-	(640,000)	-	$0.25	October 2, 2003
550,000	-	(550,000)	-	$0.22	March 26, 2004
8,000,000	-	-	8,000,000	$0.15	March 25, 2005
8,141,500	200,000	(2,556,500)	5,785,000	$0.25	May 12, 2005
-	6,730,769	(144,000)	6,586,769	$0.65	June 10, 2005

17,331,500	6,930,769	(3,890,500)	20,371,769

As at September 30, 2003, warrants exercisable and outstanding are as follows:

Balance at			Balance at
September 30,			September 30,
2002	Granted	Exercised	2003	Exercise Price	Expiry Date

2,450,000	-	(1,810,000)	640,000	$0.25	October 2, 2003
850,000	-	(300,000)	550,000	$0.22	March 26, 2004
-	8,000,000	-	8,000,000	$0.15	March 25, 2005
-	11,950,000	(3,808,500)	8,141,500	$0.25	May 12, 2005

3,300,000	19,950,000	(5,918,500)	17,331,500

As at September 30, 2002, warrants exercisable and outstanding are as follows:

Balance at			Balance at
September 30,			September 30,
2001	Granted	Expired	2002	Exercise Price	Expiry Date

450,000	-	(450,000)	-	$0.50	May 3, 2002
740,384	-	(740,384)	-	$0.50	August 20, 2002
-	2,450,000	-	2,450,000	$0.25	October 2, 2003
-	850,000	-	850,000	$0.22	March 26, 2004

1,190,384	3,300,000	(1,190,384)	3,300,000

c) Agent’s options:

As at September 30, 2004, there are 1,300,000 (2003 - 1,500,000) agent’s options outstanding and exercisable entitling the holder to purchase 1,300,000 units at $0.20 per unit (note 8(a)(iii)). Each unit is comprised of one common share and one non-transferable share purchase warrant with an exercise price of $0.25. The agent’s options, and the warrants issued upon their exercise, expire on May 12, 2005.

9. Stock Options

a) Stock options outstanding:

The Company has a stock option plan whereby a maximum of 10% of the issued and outstanding common shares of the Company may be reserved for issuance pursuant to the exercise of stock options. The term of the stock options granted are fixed by the board of directors and are not to exceed ten years. The exercise prices of the stock options are determined by the board of directors but shall not be less than the closing price of the Company’s common shares on the day preceding the day on which the directors grant the stock options, less any discount permitted by the TSX Venture Exchange. The stock options vest immediately on the date of grant unless otherwise required by the exchange, however, a four month hold period applies to all shares issued under each stock option, commencing on the date of grant. Other terms and conditions are as follows: all stock options are non-transferable; no more than 2% of the issued shares may be granted to a consultant, or an employee performing investor relations activities, in any 12 month period; disinterested shareholder approval must be obtained for (i) any reduction in the exercise price of an outstanding option, if the holder is an insider, (ii) any grant of stock options to insiders, within a 12 month period, exceeding 5% of the Company’s issued shares; and stock options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Company’s common shares. A summary of the Company’s stock options as at September 30, 2004 and the changes during the three years then ended is as follows:

			Weighted-
		Weighted-	average
	Number of	average	remaining
	Shares	exercise price	life (years)

Balance at September 30, 2001	-	$0.00	0.00
Cancelled	(50,000)	0.25
Granted	872,500	0.25

Balance at September 30, 2002	822,500	0.25	4.05
Cancelled	(65,000)	0.25
Exercised	(770,000)	0.27
Granted	3,097,500	0.36

Balance at September 30, 2003	3,085,000	0.35	1.85
Cancelled	(5,000)	0.93
Exercised	(1,375,000)	0.38
Granted	3,090,000	0.93

Balance at September 30, 2004	4,795,000	$0.72	1.13

9. Stock Options (cont’d)

As at September 30, 2004, stock options exercisable and outstanding are as follows:

	Exercise	Options	Options
Expiry Date	Price	Outstanding	Exercisable

June 18, 2005	$0.30	1,082,500	1,082,500
July 28, 2005	$0.51	340,000	340,000
November 13, 2005	$0.83	200,000	200,000
December 22, 2005	$0.93	2,620,000	2,620,000
February 11, 2006	$1.15	100,000	100,000
March 25, 2006	$1.12	100,000	100,000
July 1, 2006	$0.83	60,000	60,000
July 25, 2006	$0.68	5,000	5,000
August 23, 2006	$0.25	237,500	237,500
January 17, 2007	$0.25	50,000	50,000

		4,795,000	4,795,000

b) Stock-based compensation:

The Company uses the fair value based method of accounting for all stock-based awards granted on or after October 1, 2003. The stock-based compensation cost of $2,003,198 (or $0.65 per stock option) for fiscal 2004 grants was calculated by using Black-Scholes option pricing model assuming no dividends are paid, a weighted average volatility of the Company’s share price of 143%, a weighted average annual risk free interest rate of 2.99% and an expected life of two years.

During the year ended September 30, 2003, the Company used the intrinsic value based method of accounting for stock-based awards granted to employees and directors. Under this method, compensation cost is only recorded when the exercise price is below the market price of the stock on the date of grant. During the year ended September 30, 2003, the Company incurred stock compensation costs of nil on options granted to employees and directors. 592,500 stock options were granted to non-employees during the year ended September 30, 2003, resulting in $62,000 in stock-based compensation expense calculated using the fair value method. Had compensation costs been determined using the fair value based method at the grant dates for stock option awards to employees and directors, the Company’s pro forma net loss and loss per share would have been as follows for the year ended September 30, 2003:

Pro forma net loss	$ 1,941,424

Pro forma basic and diluted loss per share	$ 0.10

The stock-based compensation costs reflected in these September 30, 2003 pro forma results and stock-based non-employee compensation expense amounts were calculated using the Black-Scholes option pricing model assuming a weighted average risk free interest rate of 2.86%, a dividend yield of nil, an expected volatility of 75% and an expected life of two years.

10. Financial Instruments

a) Fair value

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, advances for exploration, tax credits recoverable and accounts payable and accrued liabilities, as reflected in the balance sheets, approximate their fair values due to the relatively short periods to maturity of these instruments.

b) Foreign exchange risk

The Company undertakes certain transactions in United States dollars and as such is subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments or hedges to reduce the exposure to foreign exchange risk.

11. Related Party Transactions

Related parties are directors, officers and other companies with common directors and/or officers of the Company. Amounts due to related parties are non-interest bearing and without specific terms of repayment.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following is a summary of the related party transactions that occurred throughout the year:

	2004	2003	2002

Consulting fees	$ -	$ -	$ 10,000
Directors fees	$ 6,000	$ -	$ -
Management fees	$ 171,863	$ 60,167	$ -
Exploration expenditures - management fees	$ 89,637	$ -	$ -
Interest expense on convertible debenture	$ -	$ 19,071	$ 30,800
Rent	$ 11,087	$ -	$ -
The Company purchased $4,068 (2003 - $nil; 2002 - $nil) of office furniture from a related party.

Accounts payable and accrued liabilities includes $2,070 (2003 - $52,801) owing to related parties.

Other related party transactions are described in notes 6 and 8.

12. Income Taxes

Substantially all of the difference between the actual income tax expense (recovery) of nil and the expected statutory corporate income tax recovery relates to losses and resource pools not recognized.

The Company has accumulated losses of approximately $2,130,000 which may be deducted in the calculation of taxable income in future years. The losses expire on various dates to 2011. Also, the Company has approximately $2,500,000 of capital losses and $15,200,000 of Canadian and foreign resource tax pools which may be deducted in the calculation of taxable income in future years. These losses and pools can be carried forward indefinitely.

Future income taxes result primarily from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. Significant components of the company’s future tax assets are as follows:

12. Income Taxes (cont’d)

	2004	2003
Future income tax assets:
Resource pools	$ 2,793,818	$ 1,431,941
Capital losses carried forward	446,587	446,587
Non-capital losses carried forward	659,410	438,459
Refundable and other tax credits	734,077	210,648
Property, plant and equipment	4,401	2,047
Valuation allowance	(4,638,293)	(2,529,682)

	$ -	$ -

Due to the uncertainty surrounding the realization of income tax assets in future years, the Company has provided for a full valuation allowance against its potential future income tax assets.

13. Commitment

The Company has outstanding letters of credit of $42,745 (2003 - $42,745).

14. Segmented Information

The Company currently operates in one reportable operating segment, being the acquisition, exploration and development of natural resource properties. All of the Company’s operations are based in Canada.

15. Subsequent Events

a)
Subsequent to September 30, 2004, the Company issued 1,300,000 commons shares and 1,300,000 share purchase warrants for proceeds of $260,000 pursuant to the exercise of agent’s options (note 8(c)) and 170,000 common shares for proceeds of $42,500 pursuant to the exercise of warrants.

b)
On November 23, 2004, Donner exercised 2,200,000 share purchase warrants at $0.15 each (note 8). As at November 23, 2004, Donner owned approximately 19.9% of the Company’s issued and outstanding common shares.

16. Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These consolidated financial statements have been prepared in accordance with GAAP in Canada (“Canadian GAAP”) which differs in some respects from GAAP in the United States of America (“US GAAP”). The material measurement differences between Canadian and United States of America GAAP, in respect of these financial statements, are as follows:

a)
Under US GAAP, all unproven mineral acquisition and exploration property expenditures are expensed in the year incurred in an exploration stage company. This is consistent with the Company’s policy for Canadian GAAP purposes. The full-cost method of accounting for costs of oil and gas properties as per Canadian GAAP is similar to US GAAP.

b) The Company’s new accounting policy for stock options described in note 2(k) and note 3 results in Canadian GAAP and US GAAP accounting for stock-based compensation to be consistent for 2004.

16.	Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (cont’d)

The Company adopted SFAS 123 effective October 1, 1996 and, as allowed under SFAS 123, continued to account for employee stock options by the intrinsic value method. The Company has recorded stock compensation expense of $183,630 related to options granted prior to October 1, 2001. During the year ended September 30, 2002, the Company issued 212,500 stock options to non-employees which under SFAS 123 must be recognized as a stock-based compensation expense at their fair value. The amount was $28,750 and was determined using the Black-Scholes option pricing model assuming a dividend yield of nil, an expected volatility of Company’s share price of 75% and a risk free interest rate of 4.53%. The cumulative excess stock-based compensation recognized under US GAAP compared to Canadian GAAP is $212,380 at September 30, 2004 and 2003.

During the year ended September 30, 2004, the Company began to expense the fair value of stock-based compensation to employees for both Canadian GAAP and US GAAP purposes. The Company adopted FASB Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, using the modified prospective method. Under the modified prospective method of adoption selected by the Company, the employee stock-based compensation expense recognized in the year ended September 30, 2004 is the same as that which would have been recognized for the current fiscal year had the fair value recognition provision of SFAS No. 123, Accounting for Stock-Based Compensation, been applied since 1996. Results for prior periods have not been restated.

Had compensation cost been retroactively determined based on the fair value at the grant dates for those options issued to employees and directors, consistent with the method described in SFAS No. 123, the Company’s loss and loss per share would have been increased to the pro forma amounts indicated below.

	2003	2002

Loss for the year, as reported under US GAAP	$ (1,597,424)	$ (875,957)
Deduct: total stock-based employee compensation determined
under fair value based method for all awards	(344,000)	(98,300)

Pro forma loss for US GAAP	$ (1,941,424)	$ (974,257)

Basic and diluted loss per share under US GAAP
As reported	$ (0.08)	$ (0.10)
Pro forma	$ (0.10)	$ (0.11)

c)
Under Canadian income tax legislation, corporations are permitted to issue shares whereby the corporation agrees to incur qualifying expenditures as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors.

The Company has accounted for the issue of flow-through shares initiated prior to March 19, 2004 in accordance with Canadian GAAP as follows:

At the time of issue the funds received are recorded as share capital. Under Canadian GAAP, once the qualifying expenditures are made, the carrying values of both the unproven mineral property and share capital are reduced by the amount of the tax benefit renounced, calculated at the Company’s effective tax rate. As the Company’s effective tax rate is 0% for 2004, 2003 and 2002, no adjustment would be required.

Canadian GAAP does not require a separate allocation of the amount of funds received by the corporation attributable to the flow-through feature at the time of issue. Also, in the absence of a specific restriction or requirement for the funds to be held in a separate bank account, Canadian GAAP does not require funds which are to be spent within the current period to be excluded from cash and cash equivalents for purposes of classification on the balance sheet and statement of cash flows. Adequate disclosure of the commitment to incur qualifying expenditures and renounce the related tax deductions is required under Canadian GAAP.

16.	Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (cont’d)

US GAAP requires the premium or discount from the market trading price at the time an irrevocable agreement to issue the flow-through shares exists, to be accounted for separately on the balance sheet. At the time the expenditures are made, the previously recorded premium or discount is reversed and offset against the tax provision on the income statement, and the deferred income tax liability on the balance sheet recorded. Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through share funds which are unexpended at the balance sheet date are considered to be restricted and are not considered to be cash or cash equivalents under US GAAP.

The Company has issued flow-through shares at a discount from the market trading price and as at September 30, 2004 and 2003, has spent all of the flow-through funds received in those respective years on qualifying exploration expenditures. The effect of the adjustments that would have been made under US GAAP related to the flow-through shares issued by the Company would be to increase expenses by $51,817 for year ends prior to September 30, 2001, and to increase expenses by $72,500, $nil and $120,600 for each of the years ending September 30, 2002, 2003 and 2004, respectively, and to increase share capital as at September 30, 2004 by $244,917 (2003 - $124,317) and to increase deficit as at September 30, 2004 by $244,917 (2003 - $124,317) resulting in no net effect on shareholders’ equity.

d)
In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150 ("SFAS 150"), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities on the balance sheet. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the adoption of SFAS 150 to have a significant impact on its operating results or financial position.

e)
In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which replaces FASB’s SFAS No. 123, “Accounting for Stock-Based Compensation”, and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met; those conditions are much the same as the related conditions in SFAS No. 123. SFAS No. 123R will be effective for the Company commencing September 1, 2005. The Company does not expect the adoption of SFAS No. 123R to have a material effect on its consolidated financial statements as the Company presently expenses stock-based compensation to employees by the fair value method for both Canadian GAAP and US GAAP purposes.

16.	Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (cont’d)

		Canadian
September 30, 2004	Reference	GAAP	Adjustments	US GAAP

ASSETS
Current assets
Cash and cash equivalents		$ 764,000	$ -	$ 764,000
Short-term investments		294,711	-	294,711
Accounts receivable		16,371	-	16,371
Tax credits recoverable		2,843,026	-	2,843,026
Prepaid expenses		37,946	-	37,946
Property, plant & equipment		22,070	-	22,070

		$ 3,978,124	$ -	$ 3,978,124

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$ 1,388,398	$ -	$ 1,388,398
Shareholders' equity
Share capital	c	15,532,563	244,917	15,777,480
Contributed surplus	b	2,042,698	212,380	2,255,078
Deficit	b and c	(14,985,535)	(457,297)	(15,442,832)

		$ 3,978,124	$ -	$ 3,978,124

		Canadian
September 30, 2003	Reference	GAAP	Adjustments	US GAAP

ASSETS
Current assets
Cash and cash equivalents		$ 715,030	$ -	$ 715,030
Short-term investments		42,745	-	42,745
Accounts receivable		26,594	-	26,594
Advances for exploration		883,835	-	883,835
Tax credits recoverable		858,000	-	858,000
Prepaid expenses		13,919	-	13,919
Property, plant & equipment		6,161	-	6,161
Unproven oil and gas property		460,000	-	460,000

		$ 3,006,284	$ -	$ 3,006,284

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$ 106,466	$ -	$ 106,466
Shareholders' equity
Share capital	c	10,431,488	124,317	10,555,805
Contributed surplus	b	62,000	212,380	274,380
Deficit	b and c	(7,593,670)	(336,697)	(7,930,367)

		$ 3,006,284	$ -	$ 3,006,284

16.	Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (cont’d)

September 30	Reference	2004	2003	2002

Loss for the year - Canadian GAAP		$ (7,391,865)	$ (1,597,424)	$ (774,707)
Stock-based compensation expense	b	-	-	(28,750)
Share capital discount on issuance of flow-through shares	c	(120,600)	-	(72,500)

Loss for the year - US GAAP		$ (7,512,465)	$ (1,597,424)	$ (875,957)

Basic and diluted loss per share - US GAAP		$ (0.16)	$ (0.08)	$ (0.10)

Weighted average number of shares outstanding		45,722,169	19,011,564	9,053,649

September 30	Reference	2004	2003	2002

Share capital - Canadian GAAP		$ 15,532,563	$ 10,431,488	$ 5,790,863
Cumulative discount on issuance of flow-through shares	c	244,917	124,317	124,317

Share capital - US GAAP		$ 15,777,480	$ 10,555,805	$ 5,915,180

Contributed surplus - Canadian GAAP		$ 2,042,698	$ 62,000	$ -
Cumulative stock-based compensation expense
stock options	b	212,380	212,380	212,380

Contributed surplus - US GAAP		$ 2,255,078	$ 274,380	$ 212,380

Deficit - Canadian GAAP		$ (14,985,535)	$ (7,593,670)	$ (5,996,246)
Cumulative discount on issuance of flow-through shares	c	(244,917)	(124,317)	(124,317)
Cumulative stock-based compensation expense
stock options	b	(212,380)	(212,380)	(212,380)

Deficit - US GAAP		$ (15,442,832)	$ (7,930,367)	$ (6,332,943)

KNIGHT RESOURCES LTD.
(An exploration stage company)

Exploration Expenditures			Schedule 1
(Canadian Dollars)

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2004	2003	2002

Lagarde (note 6)
Recovery of abandonment costs	$ (4,168)	$ -	$ -
Net proceeds on sale of wellhead and tubing	(8,250)	-	-

	(12,418)	-	-

West Raglan Property
Drilling	2,567,155	347,991	-
Geochemistry	226,466	29,651	-
Geology	1,754,073	744,507	-
Geophysics	1,003,139	640,412	-
Other (including management fees (note 11))	1,093,608	220,124	-

	6,644,441	1,982,685	-
Refundable tax credits	(2,165,837)	(691,000)	-
Mining duties refund	(510,175)	(167,000)	-

	3,968,429	1,124,685	-

	$ 3,956,011	$ 1,124,685	$ -

General and Administrative Expenses			Schedule 2
(Canadian Dollars)

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2004	2003	2002

Accounting and audit	$ 54,079	$ 17,100	$ 9,000
Administrative fees	105,500	74,000	55,000
Amortization	5,741	2,406	1,135
Consulting fees	48,000	-	33,000
Directors fees (note 11)	6,000	-	-
Filing fees	33,739	44,262	8,475
Legal fees	57,367	92,233	36,141
Management fees (note 11)	171,863	60,167	-
Office and miscellaneous	56,111	17,758	6,504
Rent	37,087	18,000	12,000
Stock-based compensation expense (note 9)	2,003,198	62,000	-
Telephone and communications	24,084	13,439	9,140
Transfer agent	13,005	9,587	4,291
Less: interest income	(65,452)	(11,002)	(243)

	$ 2,550,322	$ 399,950	$ 174,443