Form 20-F
period 2005-09-30
KNIGHT RESOURCES LTD
filed 2006-03-30
CIK 1278466

UNITED STATES
SECUITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the Fiscal Year Ended September 30, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES  EXCHANGE ACT OF 1934.

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

Number of outstanding shares of each of the Company’s classes of capital or common stock as of September 30, 2005: 65,580,040 Common Shares, Without Par Value

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.          Yes:   No: X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes:   No: X

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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
Item 17 X Item 18 ___

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12-b2 of the Exchange Act).        Yes:   No: X

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

Forward Looking Statements

This Annual Report includes "forward-looking statements". A shareholder or prospective shareholder should bear this in mind when assessing the Company's business. All statements, other than statements of historical facts, included in this registration statement, including, without limitation, the statements under and located elsewhere herein regarding industry prospects and the Company's financial position are forward-looking statements.  Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectation will prove to have been correct.  There is significant risk that actual results will vary, perhaps materially from results projected depending on such factors as changes in general economic conditions, financial markets, metal and hydrocarbon prices, technology and exploration hazards.

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

	2005	2004	2003	2002	2001

High	$1.2704	$1.3968	$1.5747	$1.6132	$1.6021
Low	1.1507	1.1774	1.2924	1.5110	1.4936
Average for Period	1.2090	1.3015	1.3914	1.5710	1.5513
End of Period	1.1630	1.2036	1.2924	1.5796	1.5926

The exchange rate on September 30, 2005 was 1.1871.

The exchange rate on February 28, 2006 was 1.1380.

The high and low exchange rates for the most recent six months are as follows:

	February 2006	January 2006	December 2005	November 2005	October 2005	September 2005
High	1.1578	1.1726	1.1734	1.1937	1.1882	1.1888
Low	1.1380	1.1439	1.1507	1.1669	1.1647	1.1627

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

The 2005 year end Financial Statements of the Company have been audited by KPMG LLP, independent chartered accountants. They are presented in Canadian dollars, and have been prepared in accordance with accounting principles generally accepted in Canada. Material measurement differences between Canadian GAAP and United States GAAP are set forth in note 13 to the Financial Statements of the Company.

Year Ended September 30	2005	2004	2003	2002	2001

Amounts in Accordance with
Canadian GAAP:
Total assets	$ 3,329,630	$ 3,978,124	$ 3,006,284	$ 358,596	$ 704,502
Net working capital (deficit)	$ 3,248,630	$ 2,567,656	$ 2,433,657	$ (553,032)	$ 199,816
Share capital	$ 19,208,832	$ 15,532,563	$ 10,431,488	$ 5,790,863	$ 5,130,863
Shareholders' equity (deficiency)	$ 3,267,485	$ 2,589,726	$ 2,899,818	$ (205,383)	$ 399,324
Revenues	$ 9,770	$ 15,873	$ 26,665	$ 7,474	$ 729,135
Loss	$ (3,364,283)	$ (7,391,865)	$ (1,597,424)	$ (774,707)	$ (109,806)
Loss per share	$ (0.06)	$ (0.16)	$ (0.08)	$ (0.09)	$ (0.02)

Amounts in Accordance with
U.S. GAAP:
Total assets	$ 3,329,630	$ 3,978,124	$ 3,006,284	$ 358,596	$ 704,502
Net working capital (deficit)	$ 3,248,630	$ 2,567,656	$ 2,433,657	$ (553,032)	$ 199,816
Share capital	$ 19,516,279	$ 15,777,480	$ 10,555,805	$ 5,915,180	$ 5,182,680
Shareholders' equity (deficiency)	$ 3,267,485	$ 2,589,726	$ 2,899,818	$ (205,383)	$ 399,324
Revenues	$ 9,770	$ 15,873	$ 26,665	$ 7,474	$ 729,135
Loss	$ (3,426,813)	$ (7,512,465)	$ (1,597,424)	$ (875,957)	$ (109,806)
Loss per share	$ (0.06)	$ (0.16)	$ (0.08)	$ (0.10)	$ (0.02)

B. Risk Factors

The following risks relate specifically to the Company's business and should be considered carefully. The Company's business, financial condition and results of operations could be materially and adversely affected by any of the following risks.

(1)	Conditions exist which raise substantial doubt about the Company’s ability to continue as a going concern.

The auditors’ report on the fiscal 2004 and 2005 Financial Statements includes an additional explanatory paragraph that states that conditions exist which raise substantial doubt about the Company's ability to continue as a going concern. The financial statements have been prepared on the basis that the Company will continue to be able to meet its financial obligations and do not include any adjustments that might result from the outcome of that uncertainty.

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

The Company is authorized to issue unlimited shares of common stock. It is the Company's intention to issue more shares. Sales of substantial amounts of common stock (including shares issuable upon the exercise of stock options, the conversion of notes and the exercise of warrants), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the common stock and the ability of the Company to raise equity capital in the future. Additional issuance of shares by the Company will cause the current shareholders to suffer dilution.

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

Over the past 3 years ended September 30, 2005, the Company has spent a net amount of $7,346,897 on the acquisition and exploration on its various natural resource properties. The Company will continue making expenditures on its natural resource properties in fiscal 2006, in particular the Company intends to fund its 49% interest in a $3,000,000 phase 1 exploration program on the West Raglan Project. See “Item 4(D) - Property, Plant and Equipment”.

B. Business Overview

The Company is currently engaged in the acquisition and exploration of natural resource properties. The Company’s primary property is the West Raglan Project, located in the Province of Quebec, Canada where the Company is exploring for nickel, copper, cobalt, platinum and palladium. The Company entered into an Option and Joint Venture agreement with Anglo American Exploration (Canada) Ltd. (‘AAEC’) to acquire a 49% interest in the West Raglan Project in fiscal 2003. During fiscal 2005, the Company earned its 49% interest in the property. The Company carried out one exploration program on the West Raglan Project in each of calendar 2003, 2004 and 2005. Due to extreme cold weather conditions in northern Quebec, field exploration work on the Company’s West Raglan Project is generally restricted to the months of June, July, August and September. The details of the Company’s Option and Joint Venture agreement with AAEC and of the Company’s interest in the West Raglan Project are described in “Item 4.D Property, plant and equipment” under the heading West Raglan Project, Quebec.

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

The Company entered into an agreement with Prairie Pacific Energy Corporation to acquire an interest in the Fort St. John oil and gas project, located in the Province of British Columbia in fiscal 2000. A successful well was drilled and tied-in in fiscal 2000. Pursuant to the terms of the agreement with Prairie Pacific Energy Corporation, the Company’s working interest was reduced to 15% from 30% when the Fort St. John project well reached payout in January 2001. The well was shut in for a large portion of fiscal 2002, 2003 and 2004 to allow well pressures to build up and to allow periodic production from the well. During the fourth quarter of 2005, the well was permanently shut in and subsequent to September 30, 2005, the Company relinquished its interest in the well. The Company’s interest in the Fort St. John Project is described in detail in “Item 4.D Property, plant and equipment” under the heading Fort St. John Project, British Columbia.

Pursuant to the terms of a farmout agreement dated November 1, 2001 (the “Polaris Agreement”) with Polaris Resources Ltd. (“Polaris”), a private Alberta company, the Company can earn a 25% before payout working interest, subject to a 9% overriding royalty, and a 20% after payout working interest in a large sour gas prospect located in the Foothills region of Alberta (the “Maycroft Project”).

Polaris, the operator, applied for a well license for the drilling of an initial test well and up to three additional wells from the same site. The Alberta Energy & Utilities Board ('AEUB') conducted a public hearing on the proposed drilling of the initial test well in Maycroft, Alberta in September 2003. On December 16, 2003, the AEUB denied the well license application for the Maycroft Project, submitted by Polaris. The Company’s interest in the property remains in good standing, however, as at September 30, 2004, the Company wrote off all of the deferred costs as there has been no progress towards obtaining a well licence. The Company’s interest in the Maycroft Project is described in detail in “Item 4.D Property, plant and equipment” under the heading Maycroft Project, Alberta.

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

C. Organizational Structure

The Company presently has no subsidiaries.

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

On March 26, 2003 Donner Minerals Ltd. (“Minerals”) acquired 8,000,000 common shares and 8,000,000 share purchase warrants of the Company. Each warrant entitles Minerals to purchase one additional common share of the Company at a price of $0.15 expiring March 25, 2005. Between November 23, 2004 and March 8, 2005, Minerals exercised all of the share purchase warrants. During March 2005, Minerals sold 3,800,000 shares of the Company. On August 16, 2005, Minerals completed a reorganization, by way of a statutory plan of arrangement, and restructured into two separate companies, the existing company, which changed its name to Donner Petroleum Ltd., and Donner Metals Ltd. (“Metals”). Metals acquired Mineral’s subsidiary, existing mineral property interests, working capital, property plant and equipment, and investments, including the 12,360,750 common shares of the Company. As at February 28, 2006, Metals owns 12,360,750 common shares (18.37%) of the Company. (See "Item 7.A - Major Shareholders and related Party Transactions").

D. Property, plant and equipment

The Company has executive offices at 3rd Floor, 157 Alexander Street, Vancouver, BC, V6A 1B8.

The Company pays ViewNorth Properties Ltd. rent of $2,000 per month for its executive offices and $500 per month for operating costs on a month-to-month basis. David Patterson, Chief Executive Officer and Director of the Company is also a director of ViewNorth Properties Ltd.

The Company has a 49% interest in certain mineral claims known as the West Raglan Project located in northern Quebec. The Company’s primary focus is the West Raglan Project, where the Company is exploring for nickel, copper, cobalt, platinum and palladium.

Since 1999, the Company has been involved in the business of exploring for oil and gas. The Company held various interests in two oil and gas projects located in northeast British Columbia (the Fort St. John Project and the Lagarde Project); and a minority working interest in a large sour gas prospect located in the Foothills Region of Alberta (the Maycroft Project).

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

To exercise the option, the Company was required to incur a total of $11.8 million of expenditures on exploration and related work on the property on or before December 31, 2006, as described in the table below. During the option earn-in period, AAEC was required to contribute to exploration funding by participating in private placements in the Company in an amount equal to 20% of yearly exploration programs.

Cumulative Expenditures to be incurred by the Company	Expenditures to be incurred by	Cumulative Private Placements Required by AAEC
$1,700,000 (completed)	December 31, 2003	$340,000
$4,000,000 (completed)	December 31, 2004	$800,000
$7,400,000 (completed)	December 31, 2005	$1,480,000
$11,800,000 (completed)	December 31, 2006	$2,360,000

The option was exercised during the year ended September 30, 2005 as the Company met the option earn in terms by incurring $11.8 million of exploration expenditures.

AAEC contributed to exploration funding by participating in private placements in the Company in an amount equal to 20% of approved exploration program expenditures for a cumulative total of $2,360,000 as at September 30, 2005

Exploration is carried out by AAEC, under the direction of a Management Committee comprised of two representatives from each of the Company and AAEC. AAEC has the deciding vote in the case of a Management Committee stalemate. The Management Committee determines the nature of the expenditures to be incurred on the West Raglan Project.

During the option period, AAEC charged an administrative and overhead charge of 12% of direct project costs. After the option period, AAEC is entitled to charge administrative and overhead charges of 3% on capital items, 5% on contracts and 15% on direct costs. The Company has also granted to AAEC the right to purchase, at fair market value, all mineral products assigned to the Company’s interest in any future mine developed on the West Raglan Project. AAEC has the right to increase its interest in the Project from 51% to 70% by completing, at its own cost, a bankable feasibility study. At the Company’s election, AAEC can further increase its interest in the West Raglan Project to 75% by arranging production financing for both parties.

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

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Property can be accessed by floatplane to Lake Chukotat or by helicopter from Salluit located some 100 km to the north or from Puvirnituk located some 170 km to the southwest. During winter conditions the property can be accessed from Salluit by specialty winter vehicles. Travel within the area is predominantly by helicopter. There is no power source that serves the project area. Power for exploration programs is generated at the exploration camp by a diesel generator.

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

In 2003, 18 holes totaling 2,307 metres were drilled. Eight of the holes intersected significant nickel, copper, cobalt, platinum and palladium mineralization in the Frontier area. The Frontier area was divided into four zones: Frontier East, Frontier Central, Frontier West and Frontier South. The eight intersections are located in proximity to the sulphide boulders discovered at Frontier East and Frontier Central and in proximity to a surface gossan discovered at Frontier South. The mineralization occurs in ultramafic rocks of the Raglan Formation.

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

A total of 7,241 metres of BQ and BTW diamond drilling, in 60 holes, were drilled during the 2004 program. Drilling near 2003 discoveries in the Greater Frontier area (previously referred to as the Frontier Area), combined with prospecting, expanded the area of known mineralization to 3 kilometres by 1 kilometre. Assays from the 2004 program are also shown in the table below.

Regional prospecting during 2004 also resulted in the discovery of sulphide mineralization in ultramafic rocks on surface, in locally derived boulders, and in some cases in drill holes, at sites as far as 20 kilometres west of the Greater Frontier area and 27 kilometres east of the Greater Frontier area.

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

2005 Exploration Program

Mobilization of fuel and field supplies from Salluit, Quebec to the West Raglan Project camp was substantially completed in April 2005. Ground geophysical surveys were carried out on the project in April 2005 and surveys resumed in mid June, after break-up, in preparation for a 4,000 metre diamond drill program.

The majority of the 2005 program consisted of diamond drilling. The diamond drill program, which began in the second week of July, had two primary components:

1)	to follow up on high grade drill intercepts from the 2003 and 2004 programs and un-sourced boulder trains in the Greater Frontier Area; and

2)	to follow up on new targets generated by the ground geophysics program in the Raglan Formation and the Povungnituk Group.

A total of 4,771.3 metres of BQ diamond drilling in 29 holes were drilled during the 2005 program.

Results of the 2005 program refocused attention on the Greater Frontier Area where the majority of significant assay results over the last three years have been returned from diamond drilling and boulder sampling. The highlight of the 2005 program was the discovery of the Century Zone by WR-05-100 which intersected 2.16% nickel over 7.80 metres in 21% sulphides and 3.37% nickel over 1.40 metres in 34% sulphides.

A massive sulphide boulder was found in 2005 near the southern property boundary in the Povungnituk. A sample from the boulder assayed 2.54% nickel, 0.35% copper, 0.25% cobalt, 1.07 grams per tonne platinum and 1.09 grams per tonne palladium. The source of the boulder is unknown, however its discovery led to the staking of 240 additional claims totalling approximately 9,940 hectares along the south boundary of the property over magnetic anomalies interpreted to be ultramafic rocks.

Three new sulphide boulders were found approximately 300 metres south of the discovery of a new zone referred to as Century which was intersected by WR-05-100. One boulder assayed 1.46% nickel in 15% sulphides, a second boulder assayed 2.11% nickel in 23% sulphide and third boulder assayed 1.72% nickel in 23% sulphide. The source of the boulders is unknown.

2006 Exploration Program

A detailed 2006 exploration program is currently being designed. However, a 2006 budget of $3,000,000 in phase I and conditionally $2,000,000 in phase II have been agreed to by the Company and Anglo American. The Company will be funding 49% of the 2006 program.

WEST RAGLAN PROJECT

2003, 2004 and 2005 Diamond Drill Results
Frontier Central

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-03-14	6803132N 443877E	- 45° / 350	20.75	29.50	8.75	3.26	1.40	0.06	0.95	3.22	22.10
		including	23.00	28.00	5.00	3.96	1.67	0.07	1.10	3.72	34.00
WR-03-15	6803131N 443877E	- 70° / 350	26.22	28.92	2.70	2.00	0.99	0.05	0.29	1.75	14.70
		including	27.22	28.92	1.70	2.66	1.04	0.07	0.45	2.27	20.20
WR-03-16	6803106N 443776E	- 45° / 350	19.15	19.95	0.80	7.15	3.56	0.16	1.21	2.99	34.20
			64.33	69.45	5.12	4.16	1.64	0.09	0.60	2.48	12.80
		including	64.33	65.00	0.67	11.83	2.03	0.23	0.91	5.60	33.70
WR-04-19	6803057N 443784E	-55° / 360	146.40	148.50	2.10	0.32	0.13	0.01	0.05	0.21	0.88
			183.80	189.50	5.70	0.35	0.09	0.02	0.04	0.16	1.00

WR-04-20	6803135N 443703E	-45° / 360	21.90	23.70	1.80	0.48	0.15	0.02	0.05	0.17	1.20
WR-04-21	6803142N 443998E	-45° / 360				No significant assays
WR-04-22	6803027N 443655E	-60° / 360				No significant assays
WR-04-25	6803027N 443655E	-45° / 360	147.50	151.00	3.50	0.36	0.09	0.02	0.05	0.15	1.23
WR-04-27	6803181N 444109E	-45° / 360				No significant assays
WR-04-38	6803165N 443718E	-45° / 180				No significant assays
WR-04-40	6803095N 443499E	-45° / 360	123.00	129.25	6.25	0.16	0.04	0.01	0.02	0.05	1.09
WR-04-64	6803105N 443825E	-45° / 360	67.30	73.90	6.60	0.26	0.07	0.01	0.03	0.11	0.56
			159.50	177.50	19.50	0.29	0.08	0.01	0.04	0.23	0.65
WR-04-78	6803115N 443784E	-90°	16.90	17.45	0.55	5.53	2.28	0.16	1.19	4.01	21.10
			18.35	18.65	0.30	1.82	4.20	0.05	0.55	2.04	10.10
			19.55	19.90	0.35	3.27	0.75	0.08	0.22	5.42	6.01
			21.30	21.60	0.30	1.38	1.92	0.04	0.22	0.51	6.51
			177.15	183.50	6.35	0.27	0.09	0.01	0.04	0.14	1.04
			195.15	200.00	4.85	0.38	0.21	0.02	0.06	0.25	2.90

Frontier South

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-03-08	6802711N 443358E	- 88° / 175	17.25	32.00	14.75	3.04	1.13	0.08	0.87	2.93	16.10
		including	17.25	19.00	1.75	3.53	1.33	0.08	0.76	2.17	17.70
		including	19.00	23.00	4.00	3.23	1.66	0.07	1.55	5.54	16.20
		including	23.00	28.00	5.00	3.34	0.96	0.09	0.83	2.47	18.60
WR-03-09	6802710N 443358E	- 60° / 175	3.05	10.00	6.95	1.05	0.92	0.03	0.27	0.92	16.70
		including	3.05	7.00	3.95	1.35	0.78	0.04	0.43	1.47	17.20
			24.30	27.30	3.00	3.69	0.86	0.07	0.36	2.28	13.00
		including	25.00	27.30	2.30	4.29	0.88	0.08	0.37	2.54	14.60
WR-03-04	6802759N 443384E	- 45° / 175				No significant assays
WR-03-05	6802733N 443283E	- 60° / 175				No significant assays
WR-03-06	6802734N 443383E	- 45° / 175				No significant assays
WR-03-10	6802696N 443343E	- 88° / 175				No significant assays
WR-03-11	6802711N 443333E	- 88° / 175				No significant assays
WR-04-24	6802800N 443358E	-45° / 180	76.10	79.00	2.90	0.39	0.15	0.02	0.06	0.23	0.95
WR-04-55	6802740N 443340E	-90°	34.75	49.45	14.70	0.31	0.10	0.01	0.04	0.16	0.79
		including	44.85	47.45	2.60	0.49	0.20	0.02	0.08	0.31	1.49
WR-04-57	6802770N 443400E	-90°	4.00	12.50	8.50	1.83	0.93	0.04	0.50	1.91	5.97
		including	5.50	10.00	4.50	2.26	0.82	0.05	0.67	2.26	7.34
			16.50	24.00	7.50	0.30	0.11	0.01	0.06	0.21	0.98
WR-04-58	6802780N 443425E	-90°				No significant assays
WR-04-60	6802830N 443400E	-90°	19.50	35.85	16.35	0.33	0.90	0.02	0.04	0.15	0.70
WR-04-69	6802724N 443200E	-55° / 180	61.00	67.50	6.50	0.48	0.13	0.02	0.07	0.25	1.05
			75.00	88.10	13.10	0.68	0.30	0.02	0.10	0.42	2.30
		including	83.70	86.30	2.60	1.62	0.76	0.04	0.25	1.13	6.17
WR-04-70	6802735N 443398E	-45° / 180	0.00	5.75	5.75	0.52	0.26	0.02	0.15	0.52	2.18
		including	0.00	1.60	1.60	1.08	0.65	0.03	0.42	1.41	4.01
WR-04-72	6802795N 443401E	-90°	10.00	27.60	17.60	0.41	0.15	0.01	0.07	0.24	0.91
		including	12.40	19.00	6.60	0.58	0.24	0.02	0.10	0.37	1.42
WR-04-73	6802719N 443372E	-90°	10.00	18.00	8.00	0.39	0.14	0.02	0.04	0.19	1.35
		including	14.30	16.80	2.50	0.70	0.26	0.02	0.08	0.38	2.75
WR-04-74	6802719N 443372E	-45° / 180	6.00	30.50	24.50	1.71	0.80	0.04	0.26	1.07	9.13
		including	15.60	19.55	3.95	5.31	2.07	0.12	0.66	2.82	25.25
		including	17.00	19.10	2.10	7.32	2.19	0.16	0.79	2.11	35.35
		including	22.35	23.70	1.35	5.91	2.68	0.14	0.69	2.61	27.60
		including	27.20	29.00	1.80	3.63	1.28	0.09	0.80	2.56	19.44

Frontier South (cont.)

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-04-75	6802725N 443226E	-45° / 203	36.30	50.00	13.70	0.31	0.12	0.01	0.04	0.18	1.20
		including	39.70	42.00	2.30	0.51	0.21	0.02	0.08	0.32	2.55
			89.50	101.50	12.00	0.21	0.07	0.01	0.03	0.10	1.55
WR-04-76	6802719N 443372E	-66° / 180	13.50	19.70	6.20	0.94	0.44	0.03	0.20	0.75	5.69
		including	14.40	17.35	2.95	1.68	0.45	0.05	0.36	1.40	8.35
WR-04-77	6802861N 443451E	-45° / 135	64.90	77.00	12.10	0.33	0.11	0.01	0.05	0.20	0.84
		including	64.90	66.40	1.50	0.52	0.19	0.02	0.10	0.40	1.42

Frontier East

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-03-12	6803315N 444915E	- 45° / 350	15.50	31.00	15.50	1.20	0.81	0.04	0.28	1.03	8.90
		including	18.00	23.00	5.00	1.87	0.95	0.06	0.44	1.71	13.50
WR-03-13	6803315N 444915E	- 70° / 350	41.00	49.42	8.42	2.32	1.40	0.08	0.38	1.49	32.20
		including	41.80	48.00	6.20	2.64	1.00	0.10	0.41	1.69	36.00
WR-03-17	6803296N 444859E	- 45° / 350	51.80	56.00	4.20	2.85	1.30	0.07	0.61	2.03	18.80
		including	51.80	53.00	1.20	3.88	1.89	0.09	0.92	2.28	26.20
			61.00	65.20	4.20	1.30	0.65	0.03	0.25	1.08	4.50
WR-03-02	6803368N 444813E	- 60° / 170				No significant assays
WR-03-18	6803295N 444860E	- 70° / 350				No significant assays
WR-04-23	6803289N 444797E	-45° / 360	21.15	24.65	3.50	0.38	0.49	0.01	0.004	0.02	24.26
		including	23.55	24.35	0.80	0.67	1.48	0.01	0.005	0.003	22.40

			24.65	30.25	5.60	0.95	0.28	0.03	0.20	0.84	7.40
		including	25.80	27.65	1.85	1.62	0.39	0.04	0.46	1.94	12.24
		including	27.35	27.65	0.30	2.45	0.43	0.06	2.25	10.01	19.45
WR-04-26	6803309N 444960E	-45° / 360				No significant assays
WR-04-29	6803254N 444710E	-45° / 360	46.00	49.00	3.00	0.41	0.12	0.02	0.04	0.18	1.74

Frontier West

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-03-03	6803085N 443333E	- 45° / 350				No significant assays
WR-04-32	6803177N 443169E	-45° / 180				No significant assays

Greater Frontier

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-05-96	6803310N 444306E	- 50° / 180				No significant assays
WR-05-97	6802686N 443850E	- 45° / 360				No significant assays
WR-05-98	6803232N 444504E	- 45° / 360	74.60	87.50	12.90	0.67	0.39	0.02	0.12	0.46	2.16
		including	75.85	77.45	8.15	0.82	0.42	0.02	0.14	0.56	2.57
		including	83.00	84.00	1.00	1.75	0.53	0.04	0.26	1.11	3.39
WR-05-99	6803100N 443600E	-45° / 360				No significant assays
WR-05-100	6802735N 443148E	- 51° / 180	28.50	31.15	2.65	0.44	0.17	0.02	0.06	0.24	1.28
			43.00	44.55	1.55	0.49	0.14	0.02	0.06	0.22	1.15
			109.00	110.60	1.60	0.85	0.31	0.02	0.12	0.45	2.90
			118.80	126.60	7.80	2.16	0.68	0.05	0.31	1.22	7.93
			153.75	154.65	0.90	1.27	1.93	0.03	0.22	0.72	7.08
			160.00	161.40	1.40	3.37	0.93	0.08	0.48	1.71	12.85
			173.90	174.45	0.55	0.26	3.16	0.05	0.01	0.02	26.10
WR-05-101	6802527N 443397E	- 50° / 180				No significant assays
WR-05-102	6803009N 443571E	-45° / 360				No significant assays
WR-05-103	6803183N 444475E	-45° / 360	73.20	74.10	0.90	0.81	0.29	0.03	0.11	0.51	2.39
			169.60	173.90	4.30	0.53	0.20	0.02	0.09	0.36	1.45
		including	171.10	172.40	1.30	0.80	0.31	0.02	0.13	0.60	1.86

Red Zone

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-04-31	6803248N 445595E	-45° / 180	9.50	12.50	3.00	0.23	0.59	0.02	0.04	0.17	1.91
		including	12.20	12.50	0.30	0.38	4.27	0.02	0.04	0.12	6.15
WR-04-33	6803256N 445574E	-45° / 180	17.00	17.55	0.55	5.75	1.35	0.21	0.46	2.97	34.90
WR-04-34	6803256N 445574E	-70° / 180				No significant assays
WR-04-35	6803300N 445822E	-45° / 180	95.00	100.00	5.00	0.30	0.10	0.02	0.03	0.11	1.88
			102.00	106.00	4.00	0.27	0.07	0.02	0.02	0.06	1.32
			110.00	116.00	6.00	0.33	0.09	0.02	0.02	0.08	1.55
			122.00	123.00	1.00	0.34	0.07	0.02	0.03	0.09	1.36
WR-04-36	6803224N 445820E	-50° / 180	6.00	9.60	3.60	0.27	0.04	0.02			2.24
WR-04-37	6803464N 445813E	-45° / 180	26.00	32.00	6.00	0.42	0.15	0.01	0.09	0.27	0.79
			38.00	42.00	4.00	0.45	0.22	0.02	0.11	0.43	0.88
WR-04-39	6803211N 445475E	-45° / 180				No significant assays
WR-04-65	6803250N 445860E	-55° / 180	39.80	50.20	10.40	0.29	0.06	0.02	0.02	0.06	1.32
WR-04-68	6803266N 445535E	-45° / 180				No significant assays

Target 36

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-04-28	6804421N 445981E	-55° / 180				No significant assays
WR-04-30	6804537N 4464201E	-50° / 180				No significant assays

Seahawk

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-04-45	6802797N 443913E	-90°	60.00	110.00	50.00	0.36	0.12	0.02	0.05	0.15	0.98
		including	68.00	70.00	2.00	0.51	0.19	0.02	0.06	0.25	1.64
		including	81.00	88.00	7.00	0.48	0.20	0.02	0.07	0.26	1.65
		including	94.00	107.00	13.00	0.51	0.19	0.02	0.08	0.27	1.58
WR-04-46	6802762N 443913E	-45° / 360				No significant assays
WR-04-47	6802762N 443913E	-65° / 360	41.90	143.00	101.10	0.33	0.12	0.01	0.04	0.16	0.98
		including	44.50	59.30	14.80	0.83	0.30	0.03	0.13	0.47	2.87
		including	48.40	49.40	1.00	1.16	0.42	0.03	0.15	0.50	4.14
		including	55.50	58.40	2.90	1.15	0.43	0.03	0.17	0.63	4.07
		including	74.00	77.00	3.00	0.55	0.27	0.02	0.06	0.23	1.63
		including	83.00	98.00	15.00	0.46	0.18	0.02	0.06	0.22	1.38
WR-04-48	6802762N 443913E	-80° / 360	50.60	64.10	13.50	0.51	0.24	0.02	0.08	0.27	4.46
		including	55.60	59.10	3.50	1.13	0.52	0.05	0.19	0.67	10.63
WR-04-50	6802762N 443913E	-90°	81.00	93.00	12.00	0.31	0.10	0.01	0.04	0.12	0.96
WR-04-66	6802750N 443940E	-60° / 360	44.00	53.00	9.00	0.23	0.08	0.02	0.03	0.10	1.19
			75.50	119.00	43.50	0.24	0.08	0.01	0.03	0.09	0.80
WR-04-67	6802750N 443940E	-75° / 360				No significant assays

East Frontier South

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-04-51	6802723N 443643E	-90°	88.00	94.50	6.50	0.32	0.08	0.02	0.03	0.10	0.90
WR-04-54	6802723N 443643E	-65° / 180	86.50	94.00	7.50	0.18	0.07	0.01	0.02	0.06	1.88
WR-04-62	6802709N 443625E	-55° / 180				No significant assays
WR-04-71	6802745N 443625E	-90°				No significant assays
* Nickel Tenor % is not reported due to low S%

Zone 111

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-04-56	6804574N 449620E	-90°				No significant assays
WR-04-59	6804574N 449620E	-55° / 180	25.50	31.50	6.00	0.30	0.07	0.02	0.03	0.60	0.92
* Nickel Tenor % is not reported due to low S%

Rainday

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-03-01	6804304N 450824E	-50° / 005				No significant assays
WR-04-61	6804581N 450600E	-90°	17.00	22.00	5.00	0.18	0.07	0.01	0.02	0.10	0.86
WR-04-63	6804640N 450934E	-45° / 180	28.00	36.00	8.00	0.22	0.06	0.01	0.02	0.08	0.51
			59.50	68.65	9.15	0.15	0.04	0.01	0.02	0.07	2.00

CDC

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %	Sulphide %	Nickel Tenor %
WR-04-41	6805233N 457322E	-45° / 360	19.00	20.00	1.00	0.28	0.05	0.01	0.02	0.02	1.13	3	*
			21.05	22.00	0.95	0.34	0.07	0.01	0.04	0.04	1.03	3	*
WR-04-42	6805198N 457320E	-45° / 360	39.00	47.00	8.00	0.14	0.07	0.02	0.01	0.05	1.63	4	*
			60.90	61.85	0.95	0.35	0.09	0.01	0.02	0.02	1.87	5	*
WR-04-43	6805225N 457150E	-45° / 360				No significant assays
WR-04-44	6805195N 457151E	-45° / 360	14.00	27.00	13.00	0.13	0.06	0.02	0.01	0.04	1.49	4	*
WR-05-85	6805376N 459915E	- 45° / 180				No significant assays
WR-05-86	6804251N 453060E	- 45° / 360				No significant assays
WR-05-87	6804139N 452560E	- 44° / 180				No significant assays
WR-05-88	6804914N 453403E	-45° / 180				No significant assays
WR-05-89	6804226N 453012E	- 45° / 180				No significant assays
WR-05-90	6805155N 456961E	- 45° / 360				No significant assays
WR-05-104	6804341N 453551E	- 50° / 180				No significant assays
WR-05-105	6805095N 456985E	-45° / 360				No significant assays
WR-05-106	6804930N 453375E	- 45° / 180				No significant assays
WR-05-107	6804937N 457201E	- 45° / 360				No significant assays

Boomerang

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-04-49	6807523N 470418E	-45° / 360	7.00	12.50	5.50	0.26	0.09	0.02	0.05	0.08	12.22
			14.30	16.00	1.70	0.17	0.03	0.01	0.02	0.06	4.30
			81.15	95.00	13.85	0.12	0.02	0.01	0.01	0.01	2.81
WR-04-52	6807523N 470418E	-65° / 360	22.50	35.00	12.50	0.16	0.02	0.01	0.01	0.01	1.65
		including	33.00	35.00	2.00	0.31	0.05	0.02	0.03	0.03	3.85
WR-04-53	6807617N 470519E	-45° / 180				No significant assays

Povungnituk-35

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-03-07	6797765N 449029E	-45° / 135				No significant assays

Povungnituk
Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-05-79	6801441N 473751E	- 45° / 360				No significant assays
WR-05-80	6801643N 474632E	- 47° / 360				No significant assays
WR-05-81	6801546N 474632E	- 45° / 360				No significant assays

Beverly

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-05-82	6811303N 474500E	- 45° / 180				No significant assays
WR-05-83	6809920N 468301E	- 45° / 180				No significant assays
WR-05-84	6808695N 465100E	- 45° / 360				No significant assays

Nanuk

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %
WR-05-91	6799675N 423500E	- 45° / 360				No significant assays
WR-05-92	6799560N 423501E	- 45° / 180				No significant assays
WR-05-93	6798930N 424147E	- 47° / 180				No significant assays
WR-05-94	6798425N 423500E	-45° / 180				No significant assays
WR-05-95	6799708N 423601E	- 45° / 360				No significant assays

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

The well has produced approximately 529 million cubic feet of gas since it was tied in on August 2, 2000. Production was limited during 2002 and therefore the Company provided for 100% depletion of the well during the 2002 fiscal year. The well produced approximately 9 million cubic feet of gas for net production loss to the Company of $2,597 during 2005. During the fourth quarter of 2005, the well was permanently shut in. Subsequent to September 30, 2005, the Company relinquished its interest in the well. The Company has funded its share of abandonment costs in previous fiscal years and does not anticipate any further costs relating to the well.

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

Polaris, the operator, applied for a well license for the drilling of an initial test well and up to three additional wells from the same site. The Alberta Energy & Utilities Board ('AEUB') conducted a public hearing on the proposed drilling of the initial test well in Maycroft, Alberta in September 2003. On December 16, 2003, the AEUB denied the well license application for the Maycroft Project, submitted by Polaris. The Company’s interest in the farmout agreement remains in good standing, however, as at September 30, 2004, the Company has written off all of the deferred costs as there has been no progress towards obtaining a well licence.

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

A. Operating Results

United States Generally Accepted Accounting Principles

See note 13 to the financial statements for a comparison of Canadian GAAP and United States GAAP as applicable to the Company's operations.

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

The Company has interpreted the adoption of CICA Handbook Sections 1581 and 3062 and has determined that it is not required to change its accounting for the cost of its contract based mining assets. Regardless of whether the unproven mineral property claims are classified as intangible assets or property, plant and equipment, there is no material difference to the financial statements of the Company for the years ended September 30, 2005, 2004 and 2003.

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

Fiscal year ended September 30, 2005 compared to fiscal year ended September 30, 2004

The Company reported a loss of $3,364,283 (2004 - $7,391,865) and a loss per share of $0.06 (2004 - $0.16) for the year ended September 30, 2005. The Company’s 2005 loss has decreased significantly compared to 2004 primarily due to lower exploration expenditures on the West Raglan Project, lower stock-based compensation expense, a future income tax recovery related to the renunciation of exploration expenditures for flow-through shares and no write-offs of deferred exploration costs.

The Company expended $2,756,068 less on the West Raglan Project during 2005 because of a smaller exploration program in 2005 and because the Company earned its 49% interest in the Project in the fourth quarter of 2005. As a result of the Company earning its 49% interest, Anglo American is contributing 51% of all exploration costs going forward.

Non-cash expenses relating to stock-based compensation amounted to 15% (2004 - 27%) of the loss for the year. The Company incurred $1,509,176 less in stock-based compensation during the year ended September 30, 2005 compared to 2004 because the Company granted 1,740,000 stock options in 2005 compared to 3,090,000 stock options in 2004. Although the Company re-priced 930,000 stock options and extended 1,417,500 stock options during the year ended September 30, 2005, the incremental stock-based compensation cost amounted to only $239,966.

A portion of the Company’s exploration activities are financed through proceeds received from the issue of flow-through shares. Under the terms of the flow-through shares issued, the tax benefits of the related expenditures are renounced to the flow-through share subscribers. To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax benefits renounced to the subscribers. The tax effect of the renouncement is recorded upon filing of the renouncement documents provided that the corresponding exploration expenditures are incurred or there is a reasonable assurance that they will be incurred within the permitted time frame. When previously unrecognized future income tax assets exist, a corresponding future income tax recovery is recognized. As a result of renouncing $804,500 of Canadian Exploration Expenses during the year ended September 30, 2005, the Company recorded a reduction in share capital of $192,530 with a corresponding recovery of future income taxes.

Management billed the Company a total of $292,408 (2004 - $261,500) for management services for the year ended September 30, 2005. Of these amounts, $139,820 (2004 - $89,637) was charged to exploration for technical geological services incurred on the West Raglan Project. Management devotes a portion of their time to the Company and a portion of their time to other companies where they are directors and/or officers. Accordingly, management invoices the Company based on the percentage of time each of the individuals devote to the Company. The total fees increased slightly as the Company’s business and projects required slightly more management time.

The Company utilized the services of Institutional Market Communications Inc. to provide European public relations on a month to month basis at a cost of $5,000 per month plus expenses. The Company has also engaged the services of Vanguard Shareholder Solutions Inc. to provide North American public relations on a month to month basis at a cost of $8,000 per month plus expenses. The Company attended investment conferences in Toronto, New Orleans, San Francisco, Quebec City, Calgary and Vancouver during the year ended September 30, 2005.

Promotion decreased slightly in 2005 as the Company incurred a lot of up front and one time promotional costs in 2004. Management also attended fewer conferences during 2005 which resulted in less travel costs.

Office and miscellaneous costs increased primarily due to $23,750 of directors and officers liability insurance purchased 2005.

Legal fees have increased primarily due to the litigation initiated by Novawest Resources Inc. against AAEC and the litigation initiated by the Company against Novawest Resources Inc. Additional details regarding the litigation are provided in note 5 of the financial statements.

The Company paid an arms-length private company $108,000 (2004 - $105,500) for accounting, secretarial and general administrative services and paid the same company $Nil (2004 - $26,000) for rent of office space.

The Company pays its independent directors $1,000 per month.

Fiscal year ended September 30, 2004 compared to fiscal year ended September 30, 2003

The Company reported a loss of $7,391,865 (2003 - $1,597,424) and a loss per share of $0.16 (2003 - $0.08) for the year ended September 30, 2004. The Company’s 2004 loss increased significantly compared to 2003 due to the Company’s involvement in the West Raglan Project, a change in accounting for stock-based awards and the write-off of deferred oil and gas expenditures. Included in the loss are exploration expenditures of $3,956,011 and stock based compensation of $2,003,198.

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

The stock-based compensation was higher in 2004 than it would have been in 2003 due to the adoption of the new policy and the Company’s higher stock price volatility in 2004. Stock price volatility has a large affect in the Black-Scholes option pricing model of determining the fair value of stock options.

As a result of the positive exploration results from the West Raglan Project during calendar 2003, the Company increased its exploration program for calendar 2004. In connection with the increased exploration expenditures, the Company accrued $2,676,012 in tax credits recoverable for the year ended September 30, 2004. These tax credits recoverable relate to the Government of Quebec’s exploration subsidy programs.

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

The Company paid an arms-length private company $105,500 (2003 - $74,000) for administrative and accounting services and paid the same company $26,000 (2003 - $18,000) for rent of office space. The administrative fees increased because of the Company’s increased business activity and rent increased because the Company used more office space. Effective June 1, 2004, the Company entered into a one year lease with ViewNorth Properties Ltd., whereby the Company pays $2,000 per month for rent and $500 per month for operating costs for its executive offices. David Patterson, CEO and director of the Company is also a director of ViewNorth Properties Ltd.

Promotion and travel costs increased significantly in 2004. Management traveled across North America and Europe promoting the Company in order to raise money for future exploration expenditures. The Company also paid two investor relations firms a total of $13,000 per month in order to raise awareness of the Company’s activities in North America and Europe.

Most of the line items on the schedule of general and administrative expenses increased in 2004 compared to 2003. The increase was in large part due to the Company’s involvement in the West Raglan Project which resulted in a significant increase in corporate activity and caused the Company to incur more costs in all areas. The Company’s interest income increased considerably in 2004 due to the company having greater amounts of cash on hand from equity financings to invest in short term interest bearing investments.

B. Liquidity and Capital Resources

The Company’s working capital position improved by $680,974 during the year ended September 30, 2005. Working capital improved due to $3,740,550 of equity financing during the year ended September 30, 2005. Most of the funds raised were used to pay down accounts payable and accrued liabilities relating primarily to the 2004 exploration program. The balance of funds were used to fund 2005 exploration and operating costs and the remainder will be used to fund 2006 exploration and operating costs.

The Company’s funds from equity financing were derived as follows: 1) a non-brokered private placement for net proceeds of $450,000 by issuing 1,000,000 units at a price of $0.45 per unit; 2) a non-brokered private placement for net proceeds of $193,000 by issuing 800,000 flow-through common shares at a price of $0.25 per share; 3) a non-brokered private placement for net proceeds of $463,800 by issuing 2,000,000 flow-through common shares at a price of $0.25 per share; 4) a non-brokered private placement for net proceeds of $552,000 by issuing 1,840,000 common shares at a price of $0.30 per share; 5) a non-brokered private placement for net proceeds of $535,000 by issuing 1,833,334 common shares at a price of $0.30 per share; 6) issued 1,300,000 common shares pursuant to the exercise of agent’s options for proceeds of $260,000; 7) issued 8,195,000 common shares pursuant to the exercise of warrants for proceeds of $1,248,750; and 8) issued 200,000 common shares pursuant to the exercise of stock options for proceeds of $38,000.

During April 2005, the Company received approximately $2,400,000 from the Quebec Government for refundable tax credits relating to fiscal 2004 West Raglan exploration expenditures.

The Company currently does not have any revenue producing assets and therefore will be dependent on additional equity financing in order to continue operations and to finance exploration on the West Raglan Project. There are no assurances that the Company will be able to finance on acceptable terms.

In order to maintain its interest in the West Raglan Project, the Company is required to fund 49% of exploration costs on the West Raglan Project. A preliminary calendar 2006 budget of $3,000,000 in phase I and, subject to the results of phase I, tentatively $2,000,000 in phase II has been agreed to by the Company and AAEC. The Company’s portion of these amounts totals $2,450,000 which will be funded by remaining cash on hand, refundable tax credits on hand and future equity financings.

In fiscal 2006, Management believes it will be necessary to raise additional funds though equity financings in order to carry out the proposed exploration program on the West Raglan Project and finance fiscal 2006 pending costs.

In January 2006, the Company closed a private placement totalling $290,900. These funds were raised by the Company issuing a total of 1,711,177 flow-through common shares at a price of $0.17 per share.

C. Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

D. Contractual Obligations

The Company has no contractual obligations.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of February 28, 2006 about the Company’s current directors and senior management:

Name	Age	Position	Other Reporting Companies
			Company	Position
David Patterson	52	Chief Executive Officer and Director	Donner Metals Ltd. Donner Petroleum Ltd. Terra Nova Gold Corp. Coastport Capital Inc.	Chairman and Director Director CEO and Director President
Harvey Keats	60	President and Director	Donner Metals Ltd. Terra Nova Gold Corp.	CEO and Director President and Director
Kerry Sparkes	42	Director	Donner Metals Ltd. Terra Nova Gold Corp. Messina Minerals Inc.	Director Director VP Exploration
John Maher	62	Director	Grey Wolf Exploration Inc.	Director
Laurie Sadler	61	Director	Donner Metals Ltd. Donner Petroleum Ltd. Terra Nova Gold Corp. Coastport Capital Inc. Lynden Ventures Ltd.	Director Director Director Director CFO
Erin Walmesley	44	Secretary	N/A	N/A

B. Compensation

The following table sets forth the compensation paid, and benefits in kind granted to the Directors and members of the Company’s administrative, supervisory or management bodies for the year ended September 30, 2005.

Name and Principal Position	Annual Compensation			Long Term Compensation
	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Awards		Payouts
				Restricted Stock Award(s) ($)	Securities Under Options/ SARs Granted (#)	LTIP Payouts ($)
Harvey Keats President	nil	nil	94,300[1]	nil	325,000	nil
David Patterson CEO	nil	nil	112,408[2]	nil	325,000	nil
Kerry Sparkes Director	nil	nil	85,700[3]	nil	90,000	nil
John Maher Director	nil	nil	12,000[4]	nil	50,000	nil
Laurie Sadler Director	nil	nil	12,000[5]	nil	190,000	nil
Erin Walmesley Secretary	nil	nil	nil	nil	140,000	nil
(1) Paid to Keats Consulting Inc., a private company controlled by Harvey Keats.
(2) Paid to Elysian Enterprise Inc., a Patterson family private company.
(3) Paid to Sparkes Consulting Ltd., a private company controlled by Kerry Sparkes.
(4) Paid to John Maher for Director’s fees.
(5) Paid to Laurie Sadler for Director’s fees.

Compensation of Directors

On July 1, 2004, the Company began to compensate its outside/independent directors, namely John Maher and Laurie Sadler, by paying them $1,000 per month. In addition, during the fiscal year ended September 30, 2005 the Company used the services of directors and companies owned by directors in order to supervise all geological activities, as well as provide management and other services. These transactions occurred in the normal course of operations. In this regard, the Company paid during the past fiscal year: (i) Keats Consulting Inc., a private company beneficially owned by Harvey Keats, the President and a director of the Company, $94,300 for providing management, geological and technical services to the Company; (ii) Sparkes Consulting Ltd., a private company beneficially owned by Kerry Sparkes, a director of the Company, $85,700 for providing geological and technical services to the Company; and (iii) Elysian Enterprises Inc., a Patterson family private company, $112,408 for management services provided by David Patterson, a director of the Company.

During the fiscal year ended September 30, 2005, the Company granted an aggregate of 980,000 stock options to its directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

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

C. Board Practices

The Board of Directors of the Company is currently comprised of David Patterson, Harvey Keats, Kerry Sparkes, John Maher, and Laurie Sadler. Each director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a Director before then. The Board of Directors currently has three committees; the Audit Committee, the Compensation Committee and the Corporate Governance committee.

The Audit Committee is comprised of Messrs. Sadler, Keats, and Maher. The Audit Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. The Audit Committee is also responsible for reviewing quarterly financial statements and the annual financial statements.

The Compensation Committee is comprised of David Patterson, Laurie Sadler and John Maher. The Compensation Committee makes recommendations to the Board of Directors about compensation of officers of the Company.

The Corporate Governance Committee is comprised of Harvey Keats, Laurie Sadler and Kerry Sparkes. The Corporate Governance Committee assists the Board of Directors in fulfilling its responsibilities to shareholders, potential shareholders and the investment community regarding corporate governance and the nomination process for directors.

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

E. Share Ownership

The following table lists as of February 28, 2006, the share ownership of all of the Company’s Directors and members of its administrative, supervisory and management bodies. The Company has only one class of shares, common, with no par value and all of the common shares have the same voting rights.

Name	Number of Shares Held	Percentage of Shares Held (%) (1)	Number of Stock Options Held	Number of Share Purchase Warrants Held	Exercise Price ($)	Expiration Date
David Patterson	185,500	0.28%	275,000 50,000 55,000 1,100,000	nil	0.25 0.35 0.30 0.17	January 16, 2007 May 30, 2007 June 18, 2007 January 15, 2008
Harvey Keats	387,500	0.58%	275,000 50,000 300,000 235,000 1,100,000	nil	0.25 0.35 0.30 0.51 0.17	January 16, 2007 May 30, 2007 June 18, 2007 July 28, 2007 January 15, 2008
Kerry Sparkes	9,800	0.015%	90,000 250,000 80,000	nil	0.25 0.30 0.51	January 16, 2007 June 18, 2007 July 28, 2007
John Maher	200,000	0.30%	150,000 50,000 50,000 50,000 50,000	nil	0.25 0.25 0.25 0.30 0.17	August 23, 2006 January 16, 2007 January 17, 2007 June 18, 2007 January 15, 2008
Laurie Sadler	nil	0.00%	60,000 100,000 90,000	nil	0.83 0.25 0.35	July 1, 2006 January 16, 2007 May 30, 2007
Erin Walmesley	nil	0.00%	50,000 90,000 85,000 100,000	nil	0.25 0.35 0.30 0.17	January 16, 2007 May 30, 2007 June 18, 2007 January 15, 2008
(1) The percentage ownership is based on 67,291,217 shares outstanding as of February 28, 2006.

None of the aforementioned options or share purchase warrants were issued to officers, directors or senior management of the Company as part of a compensation plan.

Messrs. Patterson, Keats, Sadler and Sparkes are directors and shareholders of Donner Metals Ltd., a company which at February 28, 2006 owns 18.37% of the Company. (See "Item 7.A - Major Shareholders").

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of February 28, 2006, to the best of the Company’s knowledge, the following parties have ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company:

Name	Number of Common Shares Held	Percentage of Common Shares Held
Anglo American Exploration (Canada) Ltd.	6,784,308	10.08%
Donner Metals Ltd.	12,360,750	18.37%

AAEC acquired 2,252,000 common shares during fiscal 2003, 1,692,308 common shares during fiscal 2004 and 2,840,000 common shares during fiscal 2005.

Donner Minerals Ltd. (“Minerals”) acquired 8,000,000 common shares and 8,000,000 share purchase warrants on March 26, 2003. Each warrant entitled Minerals to purchase one additional common share of the Company at a price of $0.15 expiring March 25, 2005. Between November 23, 2004 and March 8, 2005, Minerals exercised all of the share purchase warrants. During March 2005, Minerals sold 3,800,000 shares of the Company. On August 16, 2005, Minerals completed a reorganization, by way of a statutory plan of arrangement, and restructured into two separate companies, the existing company, which changed its name to Donner Petroleum Ltd., and Donner Metals Ltd. (“Metals”). Metals acquired Mineral’s subsidiary, existing mineral property interests, working capital, property plant and equipment, and investments, including the 12,360,750 common shares of Knight Resources Ltd.

As of December 9, 2005 the Company had 66 shareholders of record of which 65,456,276 (97.3%) shares were held by 32 shareholders of record resident in Canada.

Other than as disclosed above the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements the operation of which may at a future date result in a change in control of the Company.

B. Related Party Transactions

The Company paid management fees of $94,300 (2004 - $84,675; 2003 - $26,667) to Keats Consulting Ltd., a company controlled by Harvey Keats, the President and a director of the Company, for day to day executive and geological services Mr. Keats provides as President of the Company. The Company paid management fees of $36,900 to Keats Consulting Ltd. during the three months ended December 31, 2005.

The Company paid management fees of $85,700 (2004 - $47,300; 2003 - $24,500) to Sparkes Consulting Ltd., a company controlled by Kerry Sparkes, a director of the Company, for day to day geological services Mr. Sparkes provides to the Company. The Company paid management fees of $Nil to Sparkes Consulting Ltd. during the three months ended December 31, 2005.

The Company paid management fees of $112,408 (2004 - $129,525; 2003 - $9,000) to Elysian Enterprises Inc., a company controlled by the family of David Patterson, for day to day executive services Mr. Patterson provides as Chief Executive Officer of the Company. The Company paid management fees of $22,892 to Elysian Enterprises Inc. during the three months ended December 31, 2005.

The Company paid directors fees of $12,000 (2004 - $3,000; 2003 - $Nil) to a company owned by Mr. Laurie Sadler. The Company paid directors fees of $3,000 to a company owned by Mr. Laurie Sadler during the three months ended December 31, 2005.

The Company paid directors fees of $12,000 (2004 - $3,000; 2003 - $Nil) to Mr. John Maher. The Company paid directors fees of $3,000 to Mr. John Maher during the three months ended December 31, 2005.

The Company paid rent of $32,240 (2004 - $11,087; 2003 - $Nil) to ViewNorth Properties Ltd., a company where David Patterson is a director, and paid rent of $7,500 during the three months ended December 31, 2005.

The Company purchased office furniture of $Nil (2004 - $4,068; 2003 - $Nil) from a company owned by Mr. Patterson’s spouse.

During 2005, Minerals exercised 8,000,000 warrants at $0.15 to purchase 8,000,000 common shares of the Company. Minerals also sold 3,800,000 common shares of the Company during 2005. Minerals has directors in common with the Company.

During 2005, the Company paid convertible debenture interest of $Nil (2004 - $Nil; 2003 - $19,071) to Donner.

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

The following table sets out the market price range of the Common Shares on the TSX Venture Exchange within each of the periods indicated:

Market Prices	High ($)	Low ($)	Average Daily Trading Volume
Annual High and Low Fiscal 2005 Fiscal 2004 Fiscal 2003 Fiscal 2002 Fiscal 2001	0.59 1.30 0.90 0.35 0.32	0.16 0.48 0.04 0.04 0.03	201,628 150,035 114,894 15,794 23,140
Quarterly High and Low
Fiscal 1st Quarter - 2005
Fiscal 2nd Quarter - 2005
Fiscal 3rd Quarter - 2005
Fiscal 4th Quarter - 2005

Fiscal 1st Quarter - 2004
Fiscal 2nd Quarter - 2004
Fiscal 3rd Quarter - 2004
Fiscal 4th Quarter - 2004
	0.59 0.38 0.28 0.41 1.16 1.30 1.14 0.85	0.16 0.18 0.17 0.20 0.48 0.90 0.60 0.57	208,444 295,736 77,922 293,068 284,332 125,576 84,083 106,148
Most Recent Six Months February 2006 January 2006 December 2005 November 2005 October 2005 September 2005	0.16 0.17 0.15 0.19 0.26 0.28	0.12 0.11 0.08 0.08 0.18 0.20	84,105 144,957 169,650 303,781 74,560 110,442

There is no active trading market for the Common Shares in the United States, although United States residents may purchase Common Shares in Canada.

As a foreign private issuer the Company will be subject to certain of the reporting obligations of the Exchange Act including:

(1)	filing an annual report, on a Form 20-F, within 6 months after the end of the Company’s fiscal year end which form must include audited financial statements in compliance with US GAAP.
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

Item 10. ADDITIONAL INFORMATION

A. Memorandum and Articles of Incorporation

The information called for in Item 10(A) has been reported previously in the Company’s registration statement on Form 20-F dated February 26, 2004.

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

IT IS RECOMMENDED THAT HOLDERS AND PROSPECTIVE HOLDERS OF COMMON SHARES OF THE COMPANY CONSULT THEIR OWN TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES OF THE COMPANY.

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

Under current temporary Treasury Regulations, payments made within the United States, or by a U.S. payor or U.S. middleman of dividends on, and the proceeds of sales of the Company’s common shares, will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the Company or paying agent is furnished with a duly completed and signed Form W-9. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific categories of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. However, recently enacted legislation eliminates the “financial services income” category for taxable years beginning after December 31, 2006. Under the recently enacted legislation, the foreign tax credit limitation categories are reduced to “passive income” and “general income.” The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company are encouraged to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize a gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. This gain or loss will be a capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Lower long-term capital gain rates will apply if the U.S. Holder is an individual, estate or trust and such U.S. Holder has held the common shares for more than twelve months. Deductions for net capital losses are subject to significant limitations. For a U.S. Holder that is an individual, estate or trust, capital losses may be used to offset capital gains and up to US$3,000 of ordinary income each year, and any unused portion of net capital loss may be carried forward to subsequent taxable years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first taxable year in which the Company qualified as a “qualified electing fund” with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, directly and indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

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

Effective for taxable years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such taxable year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the taxable year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior taxable years, including any amount which would have been included for any prior taxable year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior taxable years. U.S. Holder’s adjusted tax basis in the common shares of the Company will be increased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which such election is made and to each subsequent taxable year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election. U.S. Holders are encouraged to consult their tax advisor regarding the manner of making such an election.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Qualitative Information about Market Risk

Currency Exchange Rate Sensitivity

The results of the Company’s operations are subject to currency translation risk and currency transaction risk. Regarding currency translation risk, the operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The Company incurs certain costs in US dollars. The fluctuation of the US dollar in relation to the Canadian dollar will therefore have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

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

None

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

Item 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS

None

Item 15. CONTROLS AND PROCEDURES

As of September 30, 2005 ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO"), of the effectiveness of our disclosure controls and procedures. Based on the evaluation, the CEO has concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

There have been no changes in the Company's internal controls over financial reporting identified in connection with the evaluation described above that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

All of the members of the Audit Committee are financially literate and the Board has determined that Laurie Sadler of the Audit Committee meets the requirements of an “audit committee financial expert” as defined in Item 16A of Form 20-F.

Item 16B. CODE OF ETHICS

In December 2005, the Board of Directors adopted a written Code of Ethical Conduct (the “Code”) for its directors, officers and employees. As one measure to ensure compliance with the Code, the Board of Directors has also established a Whistleblower Policy which details compliant procedure for financial concerns. The full text of these standards is available free of charge to any person upon request to the Company at 3rd Floor, 157 Alexander Street, Vancouver, BC, V6A 1B8 (Telephone: 604.684.6535).

The Code and the Whistleblower Policy are also available on the Company’s website www.knightresources.ca.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

KPMG LLP, Chartered Accountants acted as the Company’s independent registered public accounting firm for the fiscal periods ended September 30, 2005, 2004 and 2003. The chart below sets forth the total amount billed the Company by KPMG LLP for services performed in the years 2005 and 2004 and breaks down these amounts by category of service in Cdn$:

	Year 2005 $	Year 2004 $
Audit	39,100	32,000
Audit Related	nil	nil
Tax	8,250	7,500
All Other Fees	Nil	nil

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

Audit Committee’s pre-approval policies and procedures

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other services provided by KPMG LLP. Any services provided by KPMG LLP that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement.

PART III

Item 17. FINANCIAL STATEMENTS

The consolidated financial statements of the Company have been prepared on the basis of Canadian GAAP. A reconciliation to U.S. GAAP is included therein.

The Report of the Independent Registered Public Accounting Firm, financial statements and notes thereto, schedules thereto as required under Item 17 are found immediately below. The Reports of KPMG LLP are included herein immediately preceding the respective financial statements, notes, schedules, etc.

Financial Statements:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets
as of September 30, 2005 and September 30, 2004

Consolidated Statements of Operations for the Years Ended
September 30, 2005, September 30, 2004 and September 30, 2003

Consolidated Statement of Cash Flows for the Years Ended
September 30, 2005, September 30, 2004 and September 30, 2003

Consolidated Statement of Shareholders Equity (Deficiency) for the Years Ended
September 30, 2005, September 30, 2004 and September 30, 2003

Notes to the Consolidated Financial Statements

All other financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.

Item 18. FINANCIAL STATEMENTS

The Company has elected to report under Item 17.

Item 19. EXHIBITS

1.1 Index to the Articles of Knight Resources Ltd. (previously filed)

4.1 Certificates of Name Change (previously filed)

4.2 Agreement dated November 1, 2001 with Polaris Resources Ltd. (previously filed)

4.3 Option and joint venture agreement dated March 26, 2003 between the
Company and Anglo American Exploration (Canada) Ltd. (previously filed)

11.1 Code of Ethical Conduct

12.1 Certification of Harvey Keats required by Rule 13a-14(a)

12.2 Certification of David Patterson required by Rule 13a-14(a)

13.1 Section 906 of the Sarbanes-Oxley Act of 2002, Certification of Harvey Keats

13.2	Section 906 of the Sarbanes-Oxley Act of 2002, Certification of David Patterson

14.1 Report of Independent Registered Public Accounting Firm

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual repot on its behalf.

Dated: March 29, 2006       Knight Resources Ltd.

    By:/s/David Patterson/s/
David Patterson,
Chief Executive Officer

Knight Resources Ltd.

Consolidated Financial Statements

KNIGHT RESOURCES LTD.
Consolidated Balance Sheets
(Canadian Dollars)

	September 30,	September 30,
	2005	2004
ASSETS

Current assets
Cash and cash equivalents	$ 649,983	$ 764,000
Short-term investments	42,745	294,711
Accounts receivable	14,043	16,371
Advances for exploration (note 5)	342,076	-
Tax credits recoverable	2,253,684	2,843,026
Prepaid expenses	8,244	37,946

Total Current Assets	3,310,775	3,956,054

Property, plant and equipment (note 3)	18,855	22,070

Total Assets	$ 3,329,630	$ 3,978,124

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 5)	$ 62,145	$ 1,388,398

Shareholders' equity
Share capital (note 6)
Authorized - Unlimited (2004 - 100,000,000) common shares without par value
Issued and outstanding - 65,580,040 (2004 - 48,411,706)	19,208,832	15,532,563
Contributed surplus (note 7)	2,408,471	2,042,698
Deficit	(18,349,818)	(14,985,535)

Total Shareholders' Equity	3,267,485	2,589,726

Total Liabilities and Shareholders' Equity	$ 3,329,630	$ 3,978,124

Nature of operations (note 1)
Contingency (note 5)
Commitment (note 11)

See accompanying notes to the consolidated financial statements.

KNIGHT RESOURCES LTD.
Consolidated Statements of Operations
(Canadian Dollars)

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2005	2004	2003
Revenue
Oil and gas sales	$ 9,770	$ 15,873	$ 26,665

Production expenses
Royalties	5,862	3,890	6,769
Operating costs	6,505	7,707	5,355

	12,367	11,597	12,124

Net production income (loss)	(2,597)	4,276	14,541

Expenses
Exploration expenditures (see schedule 1) (note 5)	2,068,783	3,956,011	1,124,685
General and administrative (see schedule 2)	1,141,599	2,550,322	399,950
Interest	-	-	19,071
Promotion	272,989	356,635	63,054
Travel	70,845	130,689	18,627
Forgiveness of accounts payable and accrued liabilities	-	-	(13,422)
Loss on disposal of property, plant and equipment	-	1,854	-
Refund of abandonment deposit (note 4)	-	(129,370)	-
Write-off of oil and gas property (note 4)	-	530,000	-

	3,554,216	7,396,141	1,611,965

Loss before income taxes	(3,556,813)	(7,391,865)	(1,597,424)

Future income tax recovery (note 10)	192,530	-	-

Loss for the year	$ (3,364,283)	$ (7,391,865)	$ (1,597,424)

Basic and diluted loss per share	$ (0.06)	$ (0.16)	$ (0.08)

Weighted average number of shares outstanding	59,937,953	45,722,169	19,011,564

See accompanying notes to the consolidated financial statements.

KNIGHT RESOURCES LTD.
Consolidated Statements of Cash Flows
(Canadian Dollars)

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2005	2004	2003
Cash Provided by (Used for):

Operating Activities
Loss for the year	$ (3,364,283)	$ (7,391,865)	$ (1,597,424)
Items not involving cash:
Amortization	7,927	5,741	2,406
Stock-based compensation expense (note 7)	494,022	2,003,198	62,000
Forgiveness of accounts payable and accrued liabilities	-	-	(13,422)
Interest accrued on convertible debenture	-	-	19,071
Loss on disposal of property, plant and equipment	-	1,854	-
Write-off of oil and gas property	-	530,000	-
Future income tax recovery	(192,530)	-	-
Accrued interest income	1,966	(1,966)	-
Changes in non-cash operating working capital:
Accounts receivable	2,328	10,223	(15,716)
Advances for exploration	(342,076)	883,835	(883,835)
Tax credits recoverable	589,342	(1,985,026)	(858,000)
Prepaid expenses	29,702	(24,027)	(13,919)
Accounts payable and accrued liabilities	(1,326,253)	1,281,932	(1,506)

	(4,099,855)	(4,686,101)	(3,300,345)

Financing Activities
Repayment of convertible debenture	-	-	(311,556)
Loans payable to related parties	-	-	(150,100)
Issuance of share capital	3,740,550	5,078,575	4,640,625

	3,740,550	5,078,575	4,178,969

Investing Activities
Redemption of short-term investments	760,448	-	-
Purchase of short-term investments	(510,448)	(250,000)	(42,745)
Purchase of property, plant and equipment	(4,712)	(23,504)	(5,918)
Expenditures on unproven oil and gas property	-	(70,000)	(115,000)

	245,288	(343,504)	(163,663)

Increase (decrease) in cash and cash equivalents	(114,017)	48,970	714,961

Cash and cash equivalents, beginning of year	764,000	715,030	69

Cash and cash equivalents, end of year	$ 649,983	$ 764,000	$ 715,030

Supplementary information:
Interest received	$ 27,512	$ 50,864	$ 11,002
Tax credits received	$ 2,408,932	$ 690,987	$ -

Non-cash transaction:
Stock-based compensation transferred to share
capital on exercise of stock options	$ 128,249	$ 22,500	$ -

See accompanying notes to the consolidated financial statements.

KNIGHT RESOURCES LTD.
Consolidated Statements of Shareholders' Equity (Deficiency)
(Canadian Dollars)

					Total
					Shareholders'
		Common shares without par value	Contributed		Equity
	Number	Amount	Surplus	Deficit	(Deficiency)

Balance at September 30, 2002	9,576,937	$ 5,790,863	$ -	$ (5,996,246)	$ (205,383)
Issuance of common shares for cash	26,638,500	4,640,625	-	-	4,640,625
Stock-based compensation expense (note 7)	-	-	62,000	-	62,000
Loss for the year	-	-	-	(1,597,424)	(1,597,424)

Balance at September 30, 2003	36,215,437	10,431,488	62,000	(7,593,670)	2,899,818
Issuance of common shares for cash	10,688,769	4,294,675	-	-	4,294,675
Issuance of flow-through common shares
for cash	1,507,500	783,900	-	-	783,900
Fair value of stock options exercised	-	22,500	(22,500)	-	-
Stock-based compensation expense (note 7)	-	-	2,003,198	-	2,003,198
Loss for the year	-	-	-	(7,391,865)	(7,391,865)

Balance at September 30, 2004	48,411,706	15,532,563	2,042,698	(14,985,535)	2,589,726
Issuance of common shares for cash	14,368,334	3,083,750	-	-	3,083,750
Issuance of flow-through common shares
for cash	2,800,000	656,800	-	-	656,800
Fair value of stock options exercised	-	128,249	(128,249)		-
Future income tax impact of renunciation of
Canadian Exploration Expenses pursuant
to flow-through shares	-	(192,530)	-	-	(192,530)
Stock-based compensation expense (note 7)	-	-	494,022	-	494,022
Loss for the year	-	-	-	(3,364,283)	(3,364,283)

Balance at September 30, 2005	65,580,040	$ 19,208,832	$ 2,408,471	$ (18,349,818)	$ 3,267,485

See accompanying notes to the consolidated financial statements.

KNIGHT RESOURCES LTD.
Notes to the Consolidated Financial Statements
September 30, 2005, 2004 and 2003
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

2. Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principals (“Canadian GAAP”). Except as indicated in note 13, these financial statements also comply in all material measurement respects with generally accepted accounting principles used in the United States of America.

a) Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Knight Petroleum (Delaware) Corp. All intercompany amounts are eliminated on consolidation.

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

2. Significant Accounting Policies (cont’d)

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

The carrying value of capitalized costs for producing and exploration stage oil and gas properties are separately reviewed at each reporting period to determine if impairment in value is indicated. Should impairment occur, the carrying value will be written down to the estimated net recoverable amount. Future depletion charges will be based on the revised carrying values for producing properties.

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

The Company reviews the carrying values of mineral property interests on a regular basis by reference to the project economics, including the timing of the exploration work, the work programs and exploration results experienced by the Company and others. When the carrying value of a property exceeds its undiscounted estimated future cash flows, an impairment provision is made to reduce the carrying value to its fair value.

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

2. Significant Accounting Policies (cont’d)

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

j) Future income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax basis of the assets and liabilities and for loss carryforwards, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is not more likely than not that the asset will be realized.

k) Flow-through shares

A portion of the Company’s exploration activities is financed through proceeds received from the issue of flow-through shares. Under the terms of the flow-through shares issued, the tax benefits of the related expenditures are renounced to the share subscribers. Effective for flow-through transactions initiated after March 19, 2004, the Company adopted the accounting methodology proscribed by Emerging Issues Committee Abstract 146, Flow-Through Shares. Accordingly, the Company recognizes the foregone tax benefits to the Company and the proceeds received on the shares issued are reduced by the tax benefits renounced to the subscribers. The tax effect of the renouncement is recorded upon filing of the renouncement documents provided that corresponding exploration expenditures are incurred or there is reasonable assurance that they will be incurred within the permitted time frame. When previously unrecognized future income tax assets exist, a corresponding future income tax recovery is recognized. For flow-through transactions initiated prior to March 19, 2004, the foregone tax benefits and the related income tax recovery have not been recognized by the Company.

2. Significant Accounting Policies (cont’d)

l) Stock-based compensation

The Company’s stock-based compensation plan is described in note 7. Effective October 1, 2003, the Company changed its accounting policy for stock-based compensation and adopted the fair value based method to account for stock-based transactions with employees, non-employees and directors. Accordingly, the fair value of the stock options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period. Any consideration paid on exercise of stock options together with the related portion of contributed surplus is credited to share capital. Previously, for valuing stock-based compensation awards granted to employees and directors, the Company used the intrinsic value method where stock-based compensation expense is recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common exercise price on the day that options are granted. The Company also previously accounted for stock-based payments to non-employees in accordance with the fair value method.

m) Asset retirement obligations

During the year ended September 30, 2005, the Company adopted the Canadian Institute of Chartered Accountants new Handbook Section 3110 “Asset Retirement Obligations” (“HB 3110”). Under this new standard the Company recognizes the fair value of a future asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets if a reasonable estimate of fair value can be made. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate. Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the related long-lived asset that is depreciated over the remaining life of the asset.

Prior to the adoption of HB 3110, the Company had accounted for reclamation costs by accruing an amount associated with the retirement of tangible long-lived assets as a charge to operations over the life of the asset.

The Company adopted HB 3110 retroactively with restatement of prior periods presented, however, the adoption of HB 3110 resulted in no changes to amounts previously presented.

n) Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

3. Property, plant and equipment

		2005
		Accumulated	Net Book
	Cost	Amortization	Value

Computer hardware	$ 9,658	$ 3,530	$ 6,128
Computer software	8,233	6,768	1,465
Office furniture and equipment	16,244	4,982	11,262

	$ 34,135	$ 15,280	$ 18,855

		2004
		Accumulated	Net Book
	Cost	Amortization	Value

Computer hardware	$ 7,876	$ 1,285	$ 6,591
Computer software	5,303	3,901	1,402
Office furniture and equipment	16,244	2,167	14,077

	$ 29,423	$ 7,353	$ 22,070

4. Unproven Oil and Gas Properties

Maycroft

Balance at September 30, 2002	$ 345,000
Lease payments	11,924
Well licence preparatory work	103,076

Balance at September 30, 2003	$ 460,000
Well licence preparatory work	70,000
Write-off of deferred costs	(530,000)

Balance at September 30, 2004 and 2005	$ -

Maycroft Property

In November 2001, the Company entered into a farmout agreement with Polaris Resources Ltd. (‘Polaris’) to participate and earn a 25% before payout (20% after payout) working interest, subject to a 9% overriding royalty in a gas prospect in the Foothills region of Alberta, Canada. The Company has a director in common with Polaris. Upon signing the agreement, the Company advanced Polaris $125,000 for seismic costs and had advanced an additional $397,500 for preparatory work to obtain a well licence. On December 16, 2003 the Alberta Energy & Utilities Board (“AEUB”) denied the well licence application. The Company’s interest in the farmout agreement remains in good standing, however, as at September 30, 2004, the Company has written off all of the deferred costs as there has been no progress towards obtaining a well licence.

Lagarde Property

During the year ended September 30, 2004, the Company completed the abandonment of the initial Lagarde Property test well. The abandonment was completed at a cost that was less than previously estimated which resulted in a recovery of $4,168. The Company sold the used wellhead and used tubing for net proceeds of $8,250.

4. Unproven Oil and Gas Properties (cont’d)

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

5. Unproven Mineral Property Claims

West Raglan Property

Cumulative expenditures	2005	2004	2003

Exploration expenditures	$ 12,515,499	$ 8,627,126	$ 1,982,685
Refundable tax credits and mining duties	(5,353,602)	(3,534,012)	(858,000)

Net exploration expenditures	$ 7,161,897	$ 5,093,114	$ 1,124,685

As at September 30, 2005, the Company has advances for exploration with Anglo American Exploration (Canada) Limited (‘Anglo American’) of $342,076 (2004 - $Nil) and owes Anglo American $Nil (2004 - $1,351,702) for exploration expenditures incurred on the West Raglan Property.

On March 26, 2003, the Company entered into a formal option and joint venture agreement with Anglo American, whereby the Company can earn a 49% participating joint venture interest in the West Raglan Project (‘the Project’) located in northern Quebec, Canada, currently 720km2.

The option was exercised during the year ended September 30, 2005 as the Company met the option earn in terms by incurring $11.8 million of exploration expenditures.

Anglo American contributed to exploration funding by participating in private placements in the Company in an amount equal to 20% of approved exploration program expenditures for a cumulative total of $2,360,000 as at September 30, 2005.

Exploration is carried out by Anglo American, under the direction of a Management Committee comprised of two representatives from each of the Company and Anglo American. Anglo American has the deciding vote in the case of a Management Committee stalemate.

Anglo American will be entitled to charge an administrative and overhead charge of 12% of direct project costs during the option period. After the option period, Anglo American will be entitled to charge administrative and overhead charges of 3% on capital items, 5% on contracts and 15% on direct costs. The Company has also granted to Anglo American the right to purchase, at fair market value, all mineral products assigned to the Company’s interest in any future mine developed on the Project. Anglo American has the right to increase its interest in the Project from 51% to 70% by completing, at its own cost, a bankable feasibility study. At the Company’s election, Anglo American can further increase its interest in the Project to 75% by arranging production financing for both parties.

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

5. Unproven Mineral Property Claims (cont’d)

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

6. Share Capital

a)	Private placements:

During the years ended September 30, 2005, 2004 and 2003, the Company completed the following private placements:

i)
During 2005, the Company issued 1,000,000 common shares to Anglo American through a non-brokered private placement at a price of $0.45 per share for proceeds of $450,000. Along with the shares, the Company issued Anglo American 1,000,000 non-transferable share purchase warrants entitling Anglo American to purchase one additional common share of the Company at a price of $0.45 expiring December 29, 2005.

ii)
During 2005, the Company issued 800,000 flow-through common shares through a non-brokered private placement at a price of $0.25 per share for proceeds of $200,000 less costs of $7,000. For income tax purposes, the subscription funds of $200,000 have been applied towards carrying out exploration activities and the expenditures have been renounced in favour of the subscriber. Accordingly, the Company does not have available deductions from taxable income in respect of such expenditures.

iii)
During 2005, the Company issued 2,000,000 flow-through common shares through a non-brokered private placement at a price of $0.25 per share for proceeds of $500,000 less fees and costs of $36,200. For income tax purposes, the subscription funds of $500,000 have been applied towards carrying out exploration activities and the expenditures have been renounced in favour of the subscriber. Accordingly, the Company does not have available deductions from taxable income in respect of such expenditures.

iv)
During 2005, the Company issued 1,840,000 common shares to Anglo American through a non-brokered private placement at a price of $0.30 per share for proceeds of $552,000. Along with the shares, the Company issued Anglo American 1,840,000 non-transferable share purchase warrants entitling Anglo American to purchase one additional common share of the Company at a price of $0.35 expiring April 22, 2007. The private placement fulfills Anglo American’s obligation to fund 20% of exploration on the West Raglan Project during the option earn-in phase through private placements in the Company.

v) During 2005, the Company issued 1,833,334 common shares through a non-brokered private placement at a price of $0.30 per share for proceeds of $550,000 less costs of $15,000. Along with the shares, the Company issued 1,833,334 non-transferable share purchase warrants entitling the holder to purchase one additional common share of the Company at a price of $0.35 expiring April 22, 2007.

6. Share Capital (cont’d)

vi)
During 2004, the Company issued 6,730,769 common shares via a non-brokered private placement at a price of $0.52 per share for gross proceeds of $3,500,000. Along with the shares, the Company issued 6,730,769 non-transferable share purchase warrants entitling the holder to purchase one additional common share of the Company at a price of $0.65 expiring June 10, 2005. Anglo American purchased 1,692,308 common shares for proceeds of $880,000. Of the 6,730,769 common shares and warrants issued, 1,507,500 are flow-through common shares and 1,007,500 are flow-through warrants. For income tax purposes, the subscription funds of $783,900 relating to the flow-through common shares have been applied towards carrying out exploration activities and the expenditures have been renounced in favour of the subscriber. Accordingly, the Company will not have available deductions from taxable income in respect of such expenditures.

vii)
During 2003, the Company issued 8,000,000 common shares to Donner Minerals Ltd. (“Donner”) via a non-brokered private placement at a price of $0.10 per share for proceeds of $800,000. Along with the shares, the Company issued Donner 8,000,000 non-transferable share purchase warrants entitling Donner to purchase one additional common share of the Company at a price of $0.15 expiring March 25, 2005. Donner and the Company have common directors and officers. As at September 30, 2005, Donner owned approximately 19% of the Company’s issued and outstanding common shares.

viii)
During 2003, the Company issued 10,000,000 common shares via a brokered offering at a price of $0.20 per share for gross proceeds of $2,000,000 (net $1,822,500). The Company paid a commission of $150,000 cash and 250,000 common shares and incurred fees of $27,500. Along with the shares, the Company issued 10,250,000 non-transferable share purchase warrants entitling the holder to purchase one additional common share of the Company at a price of $0.25 expiring May 12, 2005. The Company granted an Agent’s Option entitling the Agent to purchase 1,500,000 units at $0.20 per unit comprised of one common share and one non-transferable share purchase warrant with an exercise price of $0.25 expiring in two years. The Agent’s Option expired on May 12, 2005.

ix)
During 2003, the Company issued 1,700,000 common shares to Anglo American via a non-brokered private placement at a price of $0.20 per share for proceeds of $340,000. Along with the shares, the Company issued 1,700,000 non-transferable share purchase warrants entitling the holder to purchase one additional common share of the Company at a price of $0.25 expiring May 12, 2005.

b) Warrants:

A continuity of warrants exercisable and outstanding for the year ended September 30, 2005 is as follows:

Balance at				Balance at
September 30,				September 30,
2004	Granted	Exercised	Expired	2005	Exercise Price	Expiry Date

8,000,000	-	(8,000,000)	-	-	$0.15	March 25, 2005
5,785,000	1,300,000	(195,000)	(6,890,000)	-	$0.25	May 12, 2005
6,586,769	-	-	-	6,586,769	$0.35	December 10, 2005[1]
-	1,000,000	-	-	1,000,000	$0.45	December 29, 2005
-	3,673,334	-	-	3,673,334	$0.35	April 22, 2007

20,371,769	5,973,334	(8,195,000)	(6,890,000)	11,260,103

1During 2005, these warrants were re-priced from $0.65 to $0.35 and were extended from June 10, 2005 to December 10, 2005.

6. Share Capital (cont’d)

A continuity of warrants exercisable and outstanding for the year ended September 30, 2004 is as follows:

Balance at			Balance at
September 30,			September 30,
2003	Granted	Exercised	2004	Exercise Price	Expiry Date

640,000	-	(640,000)	-	$0.25	October 2, 2003
550,000	-	(550,000)	-	$0.22	March 26, 2004
8,000,000	-	-	8,000,000	$0.15	March 25, 2005
8,141,500	200,000	(2,556,500)	5,785,000	$0.25	May 12, 2005
-	6,730,769	(144,000)	6,586,769	$0.65	June 10, 2005

17,331,500	6,930,769	(3,890,500)	20,371,769

A continuity of warrants exercisable and outstanding for the year ended September 30, 2003 is as follows:

Balance at			Balance at
September 30,			September 30,
2002	Granted	Exercised	2003	Exercise Price	Expiry Date

2,450,000	-	(1,810,000)	640,000	$0.25	October 2, 2003
850,000	-	(300,000)	550,000	$0.22	March 26, 2004
-	8,000,000	-	8,000,000	$0.15	March 25, 2005
-	11,950,000	(3,808,500)	8,141,500	$0.25	May 12, 2005

3,300,000	19,950,000	(5,918,500)	17,331,500

c) Agent’s options:

As at September 30, 2005, there are Nil (2004 - 1,300,000; 2003 - 1,500,000) agent’s options outstanding and exercisable. During the year, 1,300,000 agent’s options were exercised at $0.20 per option to acquire 1,300,000 units. Each unit is comprised of one common share and one non-transferable share purchase warrant with an exercise price of $0.25. The warrants issued upon the exercise of the agent’s options expired on May 12, 2005.

7. Stock Options

a) Stock options outstanding:

The Company has a stock option plan whereby a maximum of 10% of the issued and outstanding common shares of the Company may be reserved for issuance pursuant to the exercise of stock options. The term of the stock options granted are fixed by the board of directors and are not to exceed ten years. The exercise prices of the stock options are determined by the board of directors but shall not be less than the closing price of the Company’s common shares on the day preceding the day on which the directors grant the stock options, less any discount permitted by the TSX Venture Exchange. The stock options vest immediately on the date of grant unless otherwise required by the exchange, however, a four month hold period applies to all shares issued under each stock option, commencing on the date of grant. Other terms and conditions are as follows: all stock options are non-transferable; no more than 2% of the issued shares may be granted to a consultant, or an employee performing investor relations activities, in any 12 month period; disinterested shareholder approval must be obtained for (i) any reduction in the exercise price of an outstanding option, if the holder is an insider, (ii) any grant of stock options to insiders, within a 12 month period, exceeding 5% of the Company’s issued shares; and stock options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Company’s common shares. A summary of the Company’s stock options as at September 30, 2005 and the changes during the three years then ended is as follows:

7. Stock Options (cont’d)

			Weighted-
		Weighted-	average
	Number of	average	remaining
	Shares	exercise price	life (years)

Balance at September 30, 2002	822,500	$0.25	4.05
Cancelled	(65,000)	0.25
Exercised	(770,000)	0.27
Granted	3,097,500	0.36

Balance at September 30, 2003	3,085,000	0.35	1.85
Cancelled	(5,000)	0.93
Exercised	(1,375,000)	0.38
Granted	3,090,000	0.93

Balance at September 30, 2004	4,795,000	0.72	1.13
Cancelled	(5,000)	0.30
Exercised	(200,000)	0.19
Granted	1,740,000	0.28

Balance at September 30, 2005	6,330,000	$0.51	0.93

As at September 30, 2005, stock options exercisable and outstanding are as follows:

	Exercise	Options	Options
Expiry Date	Price	Outstanding	Exercisable

[1]December 22, 2005	$0.19	150,000	150,000
[2]December 22, 2005	$0.25	350,000	350,000
December 22, 2005	$0.93	2,120,000	2,120,000
[3]February 11, 2006	$0.25	100,000	100,000
[4]March 25, 2006	$0.25	100,000	100,000
July 1, 2006	$0.83	60,000	60,000
[5]July 25, 2006	$0.25	5,000	5,000
August 23, 2006	$0.25	237,500	237,500
January 16, 2007	$0.25	990,000	952,500
January 17, 2007	$0.25	50,000	50,000
March 1, 2007	$0.25	250,000	212,500
May 30, 2007	$0.35	500,000	500,000
[6]June 18, 2007	$0.30	1,077,500	1,077,500
[7]July 28, 2007	$0.51	315,000	315,000
[8]July 28, 2007	$0.25	25,000	25,000

		6,330,000	6,255,000

7. Stock Options (cont’d)

1During the year, the Company re-priced 150,000 options to $0.19 from $0.93.
2During the year, the Company re-priced 350,000 options to $0.25 from $0.93.
3During the year, the Company re-priced 100,000 options to $0.25 from $1.15.
4During the year, the Company re-priced 100,000 options to $0.25 from $1.12.
5During the year, the Company re-priced 5,000 options to $0.25 from $0.68.
6During the year, the Company extended the expiry date to June 18, 2007 from June 18, 2005.
7During the year, the Company extended the expiry date to July 28, 2007 from July 28, 2005.
8During the year, the Company re-priced 25,000 options to $0.25 from $0.51 and extended the expiry date to July 28, 2007 from July 28, 2005.

b) Contributed surplus:

Contributed surplus at September 30, 2002	$ -
Granting of stock options	62,000

Contributed surplus at September 30, 2003	62,000
Exercise of stock options	(22,500)
Granting of stock options	2,003,198

Contributed surplus at September 30, 2004	2,042,698
Exercise of stock options	(128,249)
Granting of stock options	254,056
Re-pricing of stock options	50,233
Extension of stock options	189,733

Contributed surplus at September 30, 2005	$ 2,408,471

The fair value based method is used to calculate the compensation expense for all stock-based awards. The stock-based compensation expense for fiscal 2005, 2004 and 2003 grants and modifications was calculated by using the Black-Scholes Option Pricing Model with the following weighted-average assumptions:

	2005	2004	2003

Weighted average:
Risk-free interest rate	3.02%	2.99%	2.86%
Expected dividend yield	-	-	-
Expected stock price volatility	141%	143%	75%
Expected option life in years	1.8	2.0	2.0
Fair value	$0.12	$0.65	$0.10

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

8. Financial Instruments

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

9. Related Party Transactions

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The following is a summary of the related party transactions that occurred throughout the years ended September 30, 2005, 2004 and 2003:

a)	paid or accrued $24,000 (2004 - $6,000; 2003 - $Nil) for directors fees to a director and a company controlled by a director;

b)	paid or accrued $152,588 (2004 - $171,863; 2003 - $60,167) for management fees to a company controlled by the CEO and to a company controlled by the President;

c)	paid or accrued $139,820 (2004 - $89,637; 2003 - $Nil) for technical services relating to the West Raglan Property to a company controlled by the President and to a company controlled by a director;

d)	paid or accrued $32,240 (2004 - $11,087; 2003 - $Nil) for rent to a company where the CEO is a director;

e)	paid or accrued $Nil (2004 - $4,068; 2003 - $Nil) for office furniture to a company owned by the CEO’s spouse.

f)	paid or accrued $Nil (2004 - $Nil; 2003 - $19,071) for interest expense on a convertible debenture owned by a company with directors in common with the Company.

g)
during the year ended September 30, 2005, the Company issued 8,000,000 common shares to Donner Minerals Ltd., a company related by way of common directors and being a significant shareholder of the Company, on exercise of warrants at $0.15 per share.

Accounts payable and accrued liabilities include $Nil (2004 - $2,070) owing to a director and a company controlled by a director.

Other related party transactions are described in notes 4 and 6.

10. Income Taxes

Substantially all of the difference between the actual income tax recovery of $192,530 (2004 - $Nil; 2003 - $Nil) and the expected statutory corporate income tax recovery relates to losses and resource pools not recognized.

The Company has accumulated losses of approximately $2,600,000 which may be deducted in the calculation of taxable income in future years. The losses expire on various dates to 2015. Also, the Company has approximately $2,500,000 of capital losses and $10,600,000 of Canadian and foreign resource tax pools which may be deducted in the calculation of taxable income in future years. These losses and pools can be carried forward indefinitely. The Company has unrecognized investment tax credits and non-refundable tax credits totaling approximately $1,669,000 (2004 - $1,236,000).

Significant components of the company’s future tax assets are as follows:

10. Income Taxes (cont’d)

	2005	2004
Future income tax assets:
Resource pools	$ 3,317,010	$ 2,793,818
Capital losses carried forward	432,788	446,587
Non-capital losses carried forward	785,411	659,410
Property, plant and equipment	6,615	4,401
Valuation allowance	(4,541,824)	(3,904,216)

	$ -	$ -

Due to the uncertainty surrounding the realization of income tax assets in future years, the Company has provided for a full valuation allowance against its potential future income tax assets.

11. Commitment

The Company has outstanding letters of credit of $42,745 (2004 - $42,745).

12. Segmented Information

The Company currently operates in one reportable operating segment, being the acquisition, exploration and development of natural resource properties. All of the Company’s operations are based in Canada.

13. Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These consolidated financial statements have been prepared in accordance with GAAP in Canada (“Canadian GAAP”) which differs in some respects from GAAP in the United States of America (“US GAAP”). The material measurement differences between Canadian and United States of America GAAP, in respect of these financial statements, are as follows:

a)
Under US GAAP, all unproven mineral exploration expenditures are expensed in the year incurred. This is consistent with the Company’s policy for Canadian GAAP purposes. The full-cost method of accounting for costs of oil and gas properties as per Canadian GAAP is similar to US GAAP.

b) The Company’s accounting policy for stock options described in note 2(l) results in Canadian GAAP and US GAAP accounting for stock-based compensation issued in 2004 and 2005 being applied consistently.

The Company adopted SFAS 123 effective October 1, 1996 and, as allowed under SFAS 123, continued to account for employee stock options by the intrinsic value method. For non-employees, under SFAS 123 the Company has recorded cumulative stock compensation expense of $212,380 related to options granted prior to October 1, 2002 (the date of adoption of a consistent accounting policy under Canadian GAAP), with fair value determined using the Black-Scholes option pricing model. The cumulative excess stock-based compensation recognized under US GAAP compared to Canadian GAAP is $212,380 at September 30, 2005, 2004 and 2003.

During the year ended September 30, 2004, the Company began to expense the fair value of stock-based compensation issued to employees for both Canadian GAAP and US GAAP purposes. The Company adopted FASB Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, using the modified prospective method. Under the modified prospective method of adoption selected by the Company, the employee stock-based compensation expense recognized in the year ended September 30, 2004 is the same as that which would have been recognized for the current fiscal year had the fair value recognition provision of SFAS No. 123, Accounting for Stock-Based Compensation, been applied since 1996. Results for prior periods have not been restated.

Had compensation cost been retroactively determined based on the fair value at the grant dates for those options issued to employees and directors, consistent with the fair value method described in SFAS No. 123, the Company’s loss and loss per share would have been increased to the pro forma amounts indicated below.

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (cont’d)

2003

Loss for the year, as reported under US GAAP	$ (1,597,424)
Deduct: total stock-based employee compensation determined
under fair value based method for all awards	(344,000)

Pro forma loss for US GAAP	$ (1,941,424)

Basic and diluted loss per share under US GAAP
As reported	$ (0.08)
Pro forma	$ (0.10)

c)
Under Canadian income tax legislation, corporations are permitted to issue shares whereby the corporation agrees to incur qualifying expenditures as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors.

The Company has accounted for the issue of flow-through shares initiated prior to March 19, 2004 in accordance with Canadian GAAP as described in note 2(k).

During the year ended September 30, 2005, the Company renounced $804,500 of Canadian Exploration Expenses which resulted in $192,530 of future tax benefits renounced to the subscribers of the flow-through shares.

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

US GAAP requires the proceeds from issuance of flow-through shares to be allocated between the offering of the shares and the sale of tax benefits. The allocation is made based on the difference between the quoted market price of the existing shares and the amount the investor pays for the flow-through shares. This premium, if any, from the market trading price at the time an irrevocable agreement to issue the flow-through shares exists is accounted for separately on the balance sheet. At the time the tax benefits are renounced, a deferred tax liability is recognized with the difference from the initial liability being accounted for as income tax expense. Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through share funds which are unexpended at the balance sheet date are considered to be restricted and are not considered to be cash or cash equivalents under US GAAP.

The Company has issued flow-through shares at a premium from the market trading price and as at September 30, 2005, 2004 and 2003, has spent all of the flow-through funds received in those respective years on qualifying exploration expenditures. The effect of the adjustments that would have been made under US GAAP related to the flow-through shares issued by the Company would be to increase expenses by $124,317 for year ends prior to October 1, 2002, and to increase expenses by $nil and $120,600 for the years ended September 30, 2003 and 2004, respectively, and to decrease expenses by $130,000 for the year ended September 30, 2005. At September 30, 2005, share capital would be increased by $114,917 (2004 - $244,917; 2003 - $124,317) and deficit would be increased by $114,917 (2004 - $244,917; 2003 - $124,317) resulting in no net effect on shareholders’ equity.

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (cont’d)

d)
In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which replaces FASB’s SFAS No. 123, “Accounting for Stock-Based Compensation”, and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met; those conditions are much the same as the related conditions in SFAS No. 123. SFAS No. 123R will be effective for the Company commencing October 1, 2005. The Company has not completed the process of evaluating the impact that will result from adopting SFAS No. 123R.

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (cont’d)

		Canadian
September 30, 2005	Reference	GAAP	Adjustments	US GAAP

ASSETS
Current assets
Cash and cash equivalents		$ 649,983	$ -	$ 649,983
Short-term investments		42,745	-	42,745
Accounts receivable		14,043	-	14,043
Advances for exploration		342,076	-	342,076
Tax credits recoverable		2,253,684	-	2,253,684
Prepaid expenses		8,244	-	8,244
Property, plant & equipment		18,855	-	18,855

		$ 3,329,630	$ -	$ 3,329,630

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$ 62,145	$ -	$ 62,145
Shareholders' equity
Share capital	c	19,208,832	307,447	19,516,279
Contributed surplus	b	2,408,471	212,380	2,620,851
Deficit	b and c	(18,349,818)	(519,827)	(18,869,645)

		$ 3,329,630	$ -	$ 3,329,630

		Canadian
September 30, 2004	Reference	GAAP	Adjustments	US GAAP

ASSETS
Current assets
Cash and cash equivalents		$ 764,000	$ -	$ 764,000
Short-term investments		294,711	-	294,711
Accounts receivable		16,371	-	16,371
Tax credits recoverable		2,843,026	-	2,843,026
Prepaid expenses		37,946	-	37,946
Property, plant & equipment		22,070	-	22,070

		$ 3,978,124	$ -	$ 3,978,124

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$ 1,388,398	$ -	$ 1,388,398
Shareholders' equity
Share capital	c	15,532,563	244,917	15,777,480
Contributed surplus	b	2,042,698	212,380	2,255,078
Deficit	b and c	(14,985,535)	(457,297)	(15,442,832)

		$ 3,978,124	$ -	$ 3,978,124

13.	Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (cont’d)

September 30	Reference	2005	2004	2003

Loss for the year - Canadian GAAP		$ (3,364,283)	$ (7,391,865)	$ (1,597,424)
Future income tax recovery for renunciation of Canadian
Exploration Expenses pursuant to flow-through shares	c	(192,530)	-	-
Share capital premium (discount) on issuance of
flow-through shares	c	130,000	(120,600)	-

Loss for the year - US GAAP		$ (3,426,813)	$ (7,512,465)	$ (1,597,424)

Basic and diluted loss per share - US GAAP		$ (0.06)	$ (0.16)	$ (0.08)

Weighted average number of shares outstanding		59,937,953	45,722,169	19,011,564

September 30	Reference	2005	2004	2003

Share capital - Canadian GAAP		$ 19,208,832	$ 15,532,563	$ 10,431,488
Cumulative future income tax recovery for flow-through
share renunciation	c	192,530	-	-
Cumulative discount on issuance of flow-through shares	c	114,917	244,917	124,317

Share capital - US GAAP		$ 19,516,279	$ 15,777,480	$ 10,555,805

Contributed surplus - Canadian GAAP		$ 2,408,471	$ 2,042,698	$ 62,000
Cumulative stock-based compensation expense
stock options	b	212,380	212,380	212,380

Contributed surplus - US GAAP		$ 2,620,851	$ 2,255,078	$ 274,380

Deficit - Canadian GAAP		$ (18,349,818)	$ (14,985,535)	$ (7,593,670)
Cumulative future income tax recovery for flow-through
share renunciation	c	(192,530)	-	-
Cumulative discount on issuance of flow-through shares	c	(114,917)	(244,917)	(124,317)
Cumulative stock-based compensation expense on
stock options	b	(212,380)	(212,380)	(212,380)

Deficit - US GAAP		$ (18,869,645)	$ (15,442,832)	$ (7,930,367)

KNIGHT RESOURCES LTD.

Exploration Expenditures			Schedule 1
(Canadian Dollars)

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2005	2004	2003

Lagarde (note 4)
Recovery of abandonment costs	$ -	$ (4,168)	$ -
Net proceeds on sale of wellhead and tubing	-	(8,250)	-

	-	(12,418)	-

West Raglan Property
Drilling	1,036,796	2,362,746	307,895
Geochemistry	125,696	226,466	21,764
Geology	553,691	1,541,734	587,119
Geophysics	600,041	823,281	621,682
Mobilization	860,153	596,606	225,370
Other	614,219	979,164	212,596
Safety and environment	97,777	114,444	6,259

	3,888,373	6,644,441	1,982,685
Refundable tax credits	(1,563,592)	(2,165,837)	(691,000)
Mining duties refund	(255,998)	(510,175)	(167,000)

	2,068,783	3,968,429	1,124,685

	$ 2,068,783	$ 3,956,011	$ 1,124,685

General and Administrative Expenses			Schedule 2
(Canadian Dollars)

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2005	2004	2003

Accounting and audit	$ 82,462	$ 54,079	$ 17,100
Administrative fees	108,000	105,500	74,000
Amortization	7,927	5,741	2,406
Consulting fees	-	48,000	-
Directors fees (note 9)	24,000	6,000	-
Filing fees	25,500	33,739	44,262
Legal fees	125,734	57,367	92,233
Management fees (note 9)	152,588	171,863	60,167
Office and miscellaneous	82,282	56,111	17,758
Rent	32,240	37,087	18,000
Stock-based compensation expense (note 7)	494,022	2,003,198	62,000
Telephone and communications	26,855	24,084	13,439
Transfer agent	7,501	13,005	9,587
Less: interest income	(27,512)	(65,452)	(11,002)

	$ 1,141,599	$ 2,550,322	$ 399,950